US FO O D S ® AN N UAL REPO RT 2024 2024 9399 West Higgins Road, Suite 100 Rosemont, Illinois 60018 usfoods.com

DEAR FELLOW SHAREHOLDER: Last year marked the successful completion of our 2022-2024 long-range plan, where we overdelivered our 2024 Adjusted EBITDA* commitment with an increase of 11.7%, to $1.74 billion, underpinned by the focused execution of our strategy. I attribute this success to our 30,000 associates who deliver excellence every day to fulfill our promise to help our customers Make It. At US Foods®, we have an exciting ambition to become the undisputed best in our industry: the safest, the fastest-growing, the most profitable, leading digital and the best place to work. In 2024, we made significant strides toward our ambition by delivering against all four pillars of our strategy to drive value for our customers, associates and, you, our shareholders. CULTURE: The safety of our associates remains our number one priority. In 2024, our injury and accident frequency rates improved 19% from the prior year, on top of our 23% improvement in 2023. We also continued to foster a supportive culture where all our associates can grow and thrive through our robust lineup of learning and leadership development programs. Last year, our 30,000 associates participated in nearly 70,000 unique professional development opportunities and completed more than 1 million hours of training. As part of our commitment to being a responsible company, last year we donated more than $14.5 million to support hunger relief, culinary education and disaster relief efforts. Finally, as part of our commitment to sustainability, we added nearly 50 electric vehicles to our fleet. SERVICE: We are dedicated to providing world- class service to our customers. In 2024, we deployed Descartes, a leading routing technology, in 25 markets, and that led to nearly 50% of our routed miles on the system at year end. Descartes creates a better experience for our customers by delivering their orders within a more precise time window, while enabling greater routing efficiency. Furthermore, as the digital leader in the industry, we are transforming the customer experience through continued enhancements to our MOXē® digital solutions platform that enables customers to easily place orders, manage inventory and pay their bills. We closed the year at 77% e-commerce penetration for our independent customers – an all-time high – and 87% for all of our customers. GROWTH: in 2024, net sales grew 6.4%, to $37.9 billion, driven by volume growth largely from continued market share gains in three of our most profitable customer types: independent restaurants, healthcare and hospitality. In 2024, our Serve Good® portfolio of private label products achieved record-breaking sales, surpassing $1 billion for the first time as more customers demand sustainable product options. Pronto®, our small truck delivery service, continues to grow and was live in 40 markets by year end. Pronto provides these previously untapped independent restaurant customers with smaller, more frequent deliveries and later cut-off times. In addition, we launched Pronto penetration in six pilot markets. This service fills in non-routine delivery days for our existing independent restaurant customers. Pronto exited 2024 with approximately $730 million of annualized run-rate sales. We also completed the tuck-in acquisition of iWC Food Service, which serves the fast-growing Greater Nashville area. PROFIT: In 2024, Adjusted Gross Profit* grew 7.3%, to $6.6 billion. We continued to make progress on Cost of Goods through our strategic vendor management efforts, realizing more than $70 million in savings last year. We remain focused on growing our private label brands, where our full-year penetration was up nearly 50 basis points, to 52% with core independent restaurants. As part of our ongoing goal of achieving a 3 to 5% annual productivity improvement, we made significant progress in 2024 to streamline administrative processes and costs, and achieved $120 million in annualized operating expense savings. Importantly, we remained disciplined in our capital deployment. We ended the year at 2.8 times net leverage*, within our 2 to 3 times target range. In 2024, we invested $341 million in Cash CapEx to enable organic growth, invest in capacity and expand our technology lead. We also repurchased nearly $1 billion in shares last year. In closing, I am pleased with the significant progress we made in 2024 toward our ambition to become the undisputed best in our industry. Now that we’ve delivered on our 2022-2024 long-range plan, I am even more excited about our new 2025-2027 long-range plan designed to deliver sustained growth and shareholder returns. Our future is bright, and our current momentum gives me confidence in achieving a 5% sales Compound Annual Growth Rate (CAGR), a 10% adjusted EBITDA CAGR, at least 20 basis points of annual adjusted EBITDA margin expansion and a 20% adjusted diluted EPS CAGR through 2027.** It’s an honor to have served as the CEO of this great company over the past two years, and I am proud of the progress made by our dedicated associates. We have sustainable competitive advantages to outperform the market well into the future, and we will continue to drive shareholder value for many years to come. Thank you for your continued trust and confidence in US Foods. Sincerely, Dave Flitman Chief Executive Officer U S F O O D S A N N U A L R E P O R T 2 0 2 3 *An asterisk denotes a non-GAAP measurement. All reconciliations to GAAP financial measures can be found in “Appendix A” herein. **See Appendix A for a discussion of forward-looking non-GAAP finacial measures BOARD OF DI RECTORSEXECUTIVE LEADERSHIP TEAM David M. Tehle Board Chair Former Executive Vice President and Chief Financial Officer Dollar General Corporation Cheryl A. Bachelder Former Chief Executive Officer Popeyes Louisiana Kitchen, Inc. and Former Interim Chief Executive Officer Pier 1 Imports David W. Bullock Former Chief Financial Officer Pinnacle Agriculture Holdings, LLC. David E. Flitman Chief Executive Officer US Foods Holding Corp. Marla Gottschalk Former Chief Executive Officer The Pampered Chef, Ltd. Sunil Gupta Edward W. Carter Professor of Business Administration Harvard Business School Carl Andrew “Andy” Pforzheimer Former Co-Chief Executive Officer Tastemaker Acquisition Corporation Quentin Roach Senior Vice President and Chief Procurement Officer Estée Lauder Companies, Inc Ann E. Ziegler Former Senior Vice President and Chief Financial Officer CDW Corporation David E. Flitman Chief Executive Officer Dirk J. Locascio Executive Vice President and Chief Financial Officer Steve Boggan Region President Central Steven M. Guberman Executive Vice President Chief Transformation Officer and Nationally Managed Business Martha Ha Executive Vice President, General Counsel and Corporate Secretary William S. Hancock Executive Vice President and Chief Supply Chain Officer Rick Hausman Region President Southeast Rob Koppenhaver Region President Northeast Tim Lewis Region President West Dave Poe Executive Vice President Chief Merchant John A. Tonnison Executive Vice President Chief Information and Digital Officer Randy Taylor Executive Vice President Field Operations and Local Sales David Works Executive Vice President Chief Human Resources Officer Company Headquarters US Foods® Holding Corp. 9399 West Higgins Road, Suite 100 Rosemont, IL 60018 Auditors Deloitte & Touche, LLP 111 South Wacker Drive Chicago, IL 60606 Common Stock Listing The company’s common stock is listed on the New York Stock Exchange under the trading symbol USFD. Transfer Agent and Registrar Instructions and inquiries regarding transfers, certificates, changes of title or address, consolidation of accounts and elimination of multiple mailings should be directed to: Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC) 48 Wall Street, Floor 23 New York, NY 10005 helpAST@equiniti.com (800) 468-9716 Investor Inquiries (847) 720-2815 ir@usfoods.com US Foods’ Annual Reports to Shareholders, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy statements and other filings with the Securities and Exchange Commission, as well as news releases, can be accessed free of charge on the company’s website at https://ir.usfoods.com or by visiting the SEC’s website at www.sec.gov. STOCKHOLDER INFOR MAT ION AS OF MARCH 1, 2025

c UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 28, 2024 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission File No. 001-37786 US FOODS HOLDING CORP. (Exact name of registrant as specified in its charter) Delaware 26-0347906 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification Number) 9399 W. Higgins Road, Suite 100 Rosemont, IL 60018 (847) 720-8000 (Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading symbol(s) Name of each exchange on which registered Common Stock, par value $0.01 per share USFD New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐  Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒ As of June 29, 2024, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the registrant’s common stock held by non-affiliates was approximately $13.4 billion (based on the reported closing sale price of the registrant’s common stock on such date on the New York Stock Exchange). 230,378,989 shares of the registrant’s common stock were outstanding as of February 7, 2025. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, relating to the registrant’s Annual Meeting of Stockholders to be held on May 22, 2025, are incorporated herein by reference for purposes of Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant’s fiscal year ended December 28, 2024.

US Foods Holding Corp. Annual Report on Form 10-K TABLE OF CONTENTS Page No. PART I. Item 1. Business 2 Item 1A. Risk Factors 9 Item 1B. Unresolved Staff Comments 19 Item 1C. Cybersecurity 20 Item 2. Properties 21 Item 3. Legal Proceedings 22 Item 4. Mine Safety Disclosures 22 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 23 Item 6. [Reserved] 24 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 25 Item 7A. Quantitative and Qualitative Disclosures about Market Risk 35 Item 8. Financial Statements and Supplementary Data 36 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 79 Item 9A. Controls and Procedures 79 Item 9B. Other Information 81 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 81 PART III Item 10. Directors, Executive Officers and Corporate Governance 82 Item 11. Executive Compensation 82 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 82 Item 13. Certain Relationships and Related Transactions, and Director Independence 82 Item 14. Principal Accounting Fees and Services 83 PART IV Item 15. Exhibits and Financial Statement Schedules 84 Item 16. Form 10-K Summary 88 Signatures 89

Basis of Presentation We operate on a 52 or 53-week fiscal year, with all periods ending on a Saturday. When a 53-week fiscal year occurs, we report the additional week in the fiscal fourth quarter. The fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022 are also referred to herein as fiscal years 2024, 2023 and 2022, respectively. Our fiscal years 2024, 2023 and 2022 were 52-week fiscal years. Forward-Looking Statements Statements in this Annual Report on Form 10-K (“Annual Report”) which are not historical in nature are “forward-looking statements” within the meaning of the federal securities laws. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “outlook,” “estimate,” “target,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecast,” “mission,” “strive,” “more,” “goal,” or similar expressions (although not all forward-looking statements may contain such words) and are based upon various assumptions and our experience in the industry, as well as historical trends, current conditions, and expected future developments. However, you should understand that these statements are not guarantees of performance or results, and there are a number of risks, uncertainties, and other important factors that could cause our actual results to differ materially from those expressed in the forward-looking statements, including, among others, the risks, uncertainties, and other factors set forth in Item 1A of Part I, “Risk Factors,” and Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of this Annual Report. In light of these risks, uncertainties, and other important factors, the forward-looking statements in this Annual Report might not prove to be accurate, and you should not place undue reliance on them. All forward-looking statements attributable to us, or others acting on our behalf, are expressly qualified in their entirety by the cautionary statements above and contained elsewhere in this Annual Report. All of these statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward- looking statements, whether because of new information, future events or otherwise, except as required by law. Comparisons of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should be viewed only as historical data. 1

PART I Item 1. Business US Foods Holding Corp. and its consolidated subsidiaries are referred to in this Annual Report as “we,” “our,” “us,” the “Company,” or “US Foods.” US Foods Holding Corp. conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“USF”) and its subsidiaries. Our Company At US Foods, we strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our brand promise of WE HELP YOU MAKE IT™, which is centered on bringing four key elements to the forefront for our customers; (1) more quality products, including our large portfolio of exclusive brands, (2) more tools, centering on our MOXē business platform, (3) more support from our sellers and our team of experts and lastly, (4) more deliveries, enabled by our traditional broadline services and Pronto™ program. We operate as one business with standardized business processes, shared systems infrastructure, and an organizational model that optimizes national scale with local execution, allowing us to manage our business as a single operating segment. We have centralized activities where scale matters and our local field structure focuses on customer-facing activities. We supply approximately 250,000 customer locations nationwide. These customer locations include independent restaurants, chain restaurants, healthcare, hospitality, education and other customers. We provide fresh, frozen, and dry food products, as well as non- food items, sourced from thousands of suppliers. Approximately 4,000 sales associates manage customer relationships at local, regional, and national levels. Our sales associates are supported by sophisticated marketing and category management capabilities, as well as a sales support team that includes world-class chefs and restaurant operations consultants, new business development managers and others that help us provide more comprehensive service to our customers. Our relationship with our customer is further strengthened by our industry-leading MOXē digital platform that makes it easy for our customers to manage their orders and inventories, while also providing valuable support for their business. Our extensive network of over 70 distribution facilities and fleet of over 6,500 trucks, along with over 90 cash and carry locations, allow us to operate efficiently and provide high levels of customer service. This operating model allows us to leverage our nationwide scale and footprint while executing locally. Our Industry The U.S. foodservice distribution industry has a large number of companies competing in the space, including local, regional, and national foodservice distributors. Foodservice distributors typically fall into three categories, representing differences in customer focus, product offering, and supply chain: • Broadline distributors which offer a “broad line” of products and services; • System distributors which carry products specified for large chains; and • Specialized distributors which primarily focus on specific product categories (e.g., meat or produce) or customer types. Given our mix of products and services, we are considered a broadline distributor. A number of adjacent competitors also serve the U.S. foodservice distribution industry, including cash-and-carry retailers, commercial wholesale or club, commercial website outlets, and grocery stores. Customer buying decisions are based on the assortment of product offered, quality, price, and service levels. The U.S. foodservice distribution industry serves different customer types of varying sizes, growth profiles, and product and service requirements, including independent restaurants, regional and national restaurant chains, healthcare customers (such as hospital systems, nursing homes and long-term care facilities), hospitality customers (ranging from large hotel chains to local banquet halls, country clubs, casinos and entertainment complexes), colleges and universities, K-12 schools, and retail locations. Our target customer types—independent restaurants, healthcare and hospitality—value foodservice distributors with a broad product offering and value- added services that help them be efficient and effective in running their operations. As described in more detail below, our WE HELP YOU MAKE IT™, strategy resonates with these types of customers, and for this reason, we believe our growth prospects with these customers are greater than with other customer types. In fiscal year 2024, no single customer represented more than 2% of our total customer sales. Sales to our top 50 customers, including group purchasing organizations (“GPOs”), represented approximately 47% of our net sales in fiscal year 2024. We have entered into contractual relationships with certain GPOs that negotiate pricing, delivery and other terms on behalf of their members. In fiscal year 2024, GPOs accounted for approximately 25% of our net sales. GPOs are primarily comprised of customers in the healthcare, hospitality, education, and government/military industries. 2

There are several important dynamics affecting the industry, including: • Evolving consumer tastes and preferences. Consumers demand healthy and authentic food choices with fewer artificial ingredients, and they value locally-harvested and sustainably-manufactured food and packaging products. In addition, many ethnic food offerings are becoming more mainstream as consumers show a greater willingness to try new flavors and cuisines. Changes in consumer preferences create opportunities for new and innovative products and for unique food- away-from-home destinations. This, in turn, is expected to create growth, expand margins, and produce better customer retention opportunities for those distributors with the flexibility to balance national scale and local preferences. We believe foodservice distributors will need broader product assortments, extended supplier networks, effective supply chain management capabilities, and strong food safety and quality programs to meet these needs. • Generational shifts with Millennials and Baby Boomers. Given their purchasing power and diverse taste profiles, Millennials, Generation Z and Baby Boomers will continue to significantly influence food consumption and the food away from home market. According to U.S. Census Bureau statistics, there were 89 million individuals born between 1982 and 2002 in the U.S., making Millennials and Generation Z the largest demographic cohorts. When it comes to food, Millennials and Generation Z are open-minded and curious, and willing to seek out new flavors, dining experiences and diverse menu offerings, while also demanding customization, convenience and sustainable products. Independent restaurants are well positioned to capitalize on these preferences. As Millennials’ and Generation Z’s disposable income increases, we believe this demographic will be key to driving growth in the broader U.S. food industry. We also expect that Baby Boomers will continue to shape the industry as they remain in the workplace longer, which is expected to prolong their contribution to food-away-from-home expenditures. • Growing importance of technology. We see significant continued growth being driven by the increased utilization of, and reliance on technology by foodservice distributors, customers and diners. Digital solutions streamline the purchasing process and increase customer retention. They also deepen the relationship between foodservice distributors and customers, creating personalized insights and services that can make both more efficient. We believe foodservice distributors that have deeper, technology-enabled relationships with customers are better able to accelerate their customers’ adoption of new products and increase customer loyalty, giving them a competitive edge. Technology is also growing in importance and helping to level the playing field for independent restaurants. Mobile food delivery and social media apps make independent restaurants more competitive with larger restaurant chains, and help this customer type attract more diners at a relatively low cost. We believe these technology trends will continue to accelerate as Millennials and Generation Z place a greater reliance on technology and become key influencers and decision-makers within the food industry, including at the customer level. Consequently, we believe foodservice distributors which are focused on strengthening their technology, data analytics, and related capabilities will be well-positioned to capitalize on these trends. We believe that we have the scale, foresight and agility required to proactively address these trends and, in turn, benefit from higher sales growth, greater customer retention, increased private label penetration, and improved profitability. Our Business Strategy Our WE HELP YOU MAKE IT™ brand promise is founded on our quality products and services but also on our commitment to innovation. Through this strategy, we deliver unmatched value for customers as consultants and business partners, bringing them personalized solutions and tailoring a suite of innovative products and services to fit their needs. More Quality. A portion of our strategy is anchored by leading quality and innovation in our own Exclusive Brands that span the categories of produce and center-of-the-plate and includes our commitment to innovative products through Scoop™. This program introduces innovative and on-trend products multiple times a year, helping our customers keep their menus fresh and delivering back- of-house convenience to reduce their labor and food costs. A growing part of our Scoop portfolio is our Serve Good® program. The Serve Good program, including Progress Check™, features more than 900 products that are sustainably-sourced or contribute to waste reduction. We also recently launched our Serve You portfolio of products that is aligned to consumer preferences for plant-forward, gluten-free and cleaner ingredients. Together there are over 4,000 products in our Serve Good and Serve You portfolios.Our private brand portfolio is guided by a spirit of innovation and a commitment to delivering superior quality products and value to customers. While we offer products under a spectrum of private brands, and at different price points, all are designed to deliver quality, performance and value to our customers. More Deliveries. This means more on-time and complete orders and customer choice via the omni-channel offering we have to serve our customers. As noted above, our strategy of making it easier for our customers includes servicing our customers through multiple channels. We have over 90 cash and carry locations to provide more customers with a retail option in between deliveries and to cost effectively serve more price-conscious and smaller customers. Our US Foods Direct™ service more than doubles our product assortment and provides customers with access to thousands of specialty products which ship directly to them from the supplier. Additionally, US Foods Pronto™ service allows restaurant operators to receive smaller orders more frequently. All of these channels provide our customers options to shop their way. 3

More tools. MOXē is the industry leading platform that makes it easy for our customers to transact with us and run their businesses. Our mobile technology platform provides customers with a personalized digital ordering experience and easy-to-use business analytics tools. Digital solutions are utilized in over 80% of our sales transactions. Customers utilizing these solutions tend to purchase more products and have stronger commercial relationships with us. We also have Check Business Tools, our portfolio of value-added services that helps customers address key pain points like food waste, back-of-house operations and diner traffic. This suite of tools includes personalized, custom menu design all the way through integrated point of sale systems that enable a more seamless order experience.

More Support. By delivering our products and services through a differentiated team-based selling approach, we provide customers access to a diverse team of experts. In addition to our tenured and experienced sales representatives, our team includes chefs, center-of-the-plate and produce specialists and restaurant operations consultants.

We believe our *WE HELP YOU MAKE IT™* strategy enables us to reach more customers and create deeper relationships with existing ones, particularly within our target customer types—independent restaurants, healthcare, and hospitality—and drive increased penetration of our private brand products. Further, we believe this strategy positions us to make the most of the continued growth in food-away-from-home consumption and consumer preferences for innovative, on-trend flavors. As an enabler of this strategy, we have invested in embedding continuous improvement in our operations to increase service consistency and efficiency and to engage employees in improving our day-to-day processes.

Acquisitions have also historically played an important role in supporting the execution of our growth strategy. On April 5, 2024, USF completed the acquisition of IWC Food Service, a broadline distributor in Tennessee, for a purchase price of $220 million (less the amount of cash received, which was $6 million) for a net purchase price of $214 million, subject to adjustments. The acquisition allows US Foods to further expand its reach into Tennessee and distribution channels in the southeast United States. Integrating the above acquisition and realizing synergies from these acquisitions are key priorities for the Company. The Company will selectively pursue acquisition opportunities in the future if they are aligned with and enhance our strategic priorities.

Overview

We strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of WE HELP YOU MAKE IT.™, which is centered on bringing four key elements to the forefront for our customers; more quality products, including our large portfolio of exclusive brands, more tools, centering on our MOXē business platform, more support from our sellers and our team of experts and lastly, more deliveries, enabled by our traditional broadline services and Pronto™ program.

Products and Brands

We have a broad assortment of products and brands designed to meet customers' needs. In many categories, we offer products under a spectrum of private brands based on price and quality, covering a range of values and qualities.

The table below presents the sales mix for our principal product categories for fiscal years 2024, 2023 and 2022.

	Fiscal Years		
	2024	2023	2022
		(in millions)	
Meats and seafood	$ 12,930	$ 11,953	$ 12,375
Dry grocery products	6,624	6,407	5,758
Refrigerated and frozen grocery products	6,423	6,053	5,253
Dairy	4,036	3,727	3,564
Equipment, disposables and supplies	3,567	3,571	3,536
Produce	2,136	1,915	1,840
Beverage products	2,161	1,971	1,731
Total Net sales	$ 37,877	$ 35,597	$ 34,057

We have registered the trademarks US Foods®, Food Fanatics®, and CHEF'STORE® as part of our overall brand strategy and our retail outlets. We have also registered or applied for trademark protection in the U.S. for our private brands. These trademarks and our private brands are widely recognized within the U.S. foodservice industry. Our U.S. trademarks are effective as long as they are in use and their registrations are properly maintained. We do not have any patents or licenses that are material to our business.

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Suppliers Our suppliers generally are large corporations selling national brand name and private brand products. Additionally, regional and local suppliers support targeted geographic initiatives and private label programs requiring regional and local distribution. We purchase from thousands of suppliers, with no suppliers accounting for more than 5% of our aggregate purchases in fiscal year 2024. Seasonality Our business does not fluctuate significantly from quarter to quarter and, as a result, is not considered seasonal. Government Regulation As a manufacturer, processor, marketer, distributor and seller of food and non-food products, we are subject to various laws and regulations. A summary of some of these laws and regulations is provided below. Product Distribution We are subject to various laws and regulations relating to the manufacturing, processing, handling, storage, transportation, sale, advertising and labeling of food products, including the applicable provisions of the Federal Food, Drug and Cosmetic Act; Bioterrorism Act; Food Safety Modernization Act; Federal Meat Inspection Act; Poultry Products Inspection Act; Perishable Agricultural Commodities Act; Country of Origin Labeling Act; regulations issued by the U.S. Food and Drug Administration (“FDA”) and the U.S. Department of Agriculture (“USDA”), and other federal, state and local laws and regulations relating to our operations and products that could restrict the sale of certain products or result in enforcement actions by federal, state and local government agencies under applicable standards. Our distribution facilities must be registered with the FDA and are subject to periodic government agency inspections by federal and/ or state authorities. We have a number of processing facilities for certain meat, poultry, seafood and produce products. These units are registered and inspected by the USDA (with respect to meat and poultry) and the FDA (with respect to produce and seafood) as applicable. Our CHEF’STORE locations are registered with and inspected by various state and local authorities. We also distribute and sell a variety of non-food products, such as food containers, kitchen equipment and cleaning materials, and are subject to various laws and regulations relating to the storage, transportation, distribution, sale, advertising and labeling of those non- food products, including requirements to provide information about the hazards of certain chemicals present in some of the products we distribute and regulations restricting the sale of products made with certain materials or chemicals. Our customers include several departments of the U.S. federal government, as well as certain state and local governmental entities. These customer relationships subject us to additional regulations that are applicable to government contractors. For example, as a U.S. federal government contractor, we are subject to audit by the Office of Federal Contract Compliance Programs. Employment The U.S. Department of Labor and its agencies, the Employee Benefits Security Administration, the Occupational Safety and Health Administration (“OSHA”), and the Office of Federal Contract Compliance Programs, regulate our employment practices and standards for workers. We are also subject to laws that prohibit discrimination in employment based on non-merit categories, including Title VII of the Civil Rights Act and the Americans with Disabilities Act, and other laws relating to accessibility. Our workers’ compensation self-insurance is subject to regulation by the jurisdictions in which we operate. Our facilities are subject to inspections under the Occupational Safety and Health Act related to our compliance with certain manufacturing, health and safety standards to protect our employees from accidents. We are also subject to the National Labor Relations Act, which governs the process for collective bargaining between employers and employees and protects the rights of both employers and employees in the workplace. Trade For the purchase of products produced, harvested or manufactured outside of the U.S., and for the shipment of products to customers located outside of the U.S., we are subject to applicable customs laws regarding the import and export of various products. Ground Transportation The U.S. Department of Transportation and its agencies, the Surface Transportation Board, the Federal Highway Administration, the Federal Motor Carrier Safety Administration, and the National Highway Traffic Safety Administration, regulate our fleet operations through the regulation of operations, safety, insurance and hazardous materials. We must comply with the regulations promulgated by the Federal Motor Carrier Safety Administration, including those relating to drug and alcohol testing and hours of service for our drivers. Matters such as weight and dimension of equipment also fall under U.S. federal and state regulations. 5

Environmental Our operations are subject to a broad range of U.S. federal, state, and local environmental laws and regulations, as well as zoning and building regulations. Environmental laws and regulations cover a variety of procedures, including appropriately managing wastewater and stormwater; complying with clean air laws, including those governing vehicle emissions; properly handling and disposing of solid and hazardous wastes; protecting against and appropriately investigating and remediating spills and releases; and monitoring and maintaining underground and aboveground storage tanks for diesel fuel and other petroleum products. Anticorruption Because we are organized under the laws of the State of Delaware and our principal place of business is in the U.S., we are considered a “domestic concern” under the Foreign Corrupt Practices Act and are covered by its anti-bribery provisions. Human Capital Management Employees As of December 28, 2024, we employed a total of approximately 30,000 associates. Of these: • substantially all were employed in the United States and on a full-time basis; • approximately 70% of our associates were non-exempt, or paid on an hourly basis; • approximately 6,600 of our associates were members of local unions associated with the International Brotherhood of Teamsters and other labor organizations; and • approximately 88% of our associates were working in “field” based roles within our broadline distribution, retail operations and broadline support business production facilities, with the remaining 12% working in shared service or corporate roles. Collective Bargaining Agreements As of December 28, 2024, we were party to 58 collective bargaining agreements (“CBAs”) covering 6,600, or 22%, of our associates working at 33 (or 43%) of our distribution facilities, 4 of our broadline support business production facilities and 24 of our cash and carry locations. During fiscal year 2024, 14 CBAs covering approximately 1,100 union associates were renegotiated. During fiscal year 2025, 16 CBAs covering approximately 1,750 union associates will be subject to renegotiation. While we have experienced work stoppages from time to time in the past, we generally believe we have good relations with both our union and non-union associates, and we strive to be a well-regarded employer in the communities in which we operate. Compensation and Benefits We strive to make a positive difference in the lives of our associates. We are committed to compensation and benefits that respect and reward our associates for their dedication and hard work. All of our exempt associates participate in our incentive plans, which provide eligible associates with cash bonus opportunities based upon the Company’s achievement of financial and other key performance metrics. Under our long-term incentive plan, we grant equity compensation awards, such as stock options, restricted stock units and performance awards, which vest over a period of time, to eligible associates in order to attract and retain key personnel, strengthen their commitment to the welfare of the Company and align their interests with those of our stockholders. Additionally, our comprehensive health and welfare benefits program provides our associates with a variety of medical and dental plans, plus voluntary benefits like vision or critical illness protection. We also offer innovative, no-cost wellness programs, paid time off programs including a paid parental leave policy, an employee assistance program, an employee stock purchase plan, a 401(k) savings plan, and a tuition reimbursement program. Recruiting, Training and Development Our ability to attract, develop and retain high-performing associates is crucial to our success, from building trusting relationships with our customers to timely and accurately preparing and delivering orders. We have a program to train interested warehouse associates to become commercial driver’s license (“CDL”) Class A delivery drivers. Additionally, through training, mentoring, e-learning and on- the-job development, we help associates at all levels learn and grow, while building a pipeline of diverse talent. Our signature leadership development programs include Gateway to Leadership, Aspire to Grow and Aspire to Lead, which are focused on developing a diverse cohort of leaders in our Company. Our Leadership Foundations program provides training to sales managers, and supervisors and managers in our supply chain organization, and is designed to strengthen leadership capabilities and provide networking opportunities with other leaders across our organization. In addition, we provide training and development programs that enable new associates to be safe and productive including: Sales Readiness, which gives new selling associates tools, resources and peer networking opportunities to help them succeed, and Selector Onboarding, which trains our warehouse selectors on safety, accuracy and performance standards. 6

Diversity and Inclusion

As a company, we are committed to building a diverse and inclusive workforce and hiring the best talent that reflects the customers and communities we serve. We believe our success relies upon a diverse and dynamic workplace built upon our Cultural Beliefs, which define how we live and create an equitable environment where all our associates can grow and thrive. Our diversity and inclusion strategy consists of three strategic focuses:

- Creating a more inclusive work environment where everyone feels safe and valued and their voices matter;
- Increasing the diversity of our workforce and leaders by investing in programs to build a diverse talent pipeline and accelerate the development of diverse associates; and
- Supporting diverse communities and businesses by enhancing our outreach and sharing who we are and what we stand for.

We continue to cultivate a culture of inclusion through training programs for our leaders and associates and by sponsoring ten Employee Business Resource Groups ("EBRGs"). These associate-led groups strengthen networking among colleagues and further personal and professional development. Ongoing listening sessions between the EBRGs and our executive leadership team allow for open dialogue and the identification of new opportunities to bolster our diversity and inclusion strategy and strengthen associate engagement.

Health and Safety

We are committed to continuously driving an enhanced safety culture built on education, awareness and associate engagement. Our Get Home Safe campaign, directed at drivers and operations personnel, outlines actions aimed at reducing risks and improving safety routines. In our facilities, our safety performance teams receive annual training and are focused on improving safety engagement and performance throughout our operations. Our Driver Safety Program has been implemented across all markets to train our drivers on transportation safety. We utilize technology to improve driver safety from distracted driver alerts to collision mitigation technology.

Information about our Executive Officers

The section below provides information regarding our executive officers as of February 13, 2025:

Name	Age	Position
David E. Flitman	60	Chief Executive Officer
Dirk J. Locascio	52	Executive Vice President, Chief Financial Officer
Martha Ha	59	Executive Vice President, General Counsel and Corporate Secretary
Steven M. Guberman	60	Executive Vice President, Nationally Managed Business & Chief Transformation Officer
William S. Hancock	45	Executive Vice President, Chief Supply Chain Officer
David Poe	51	Executive Vice President, Chief Merchandising Officer
Randy J. Taylor	52	Executive Vice President, Field Operations and Local Sales
John A. Tonnison	56	Executive Vice President, Chief Information and Digital Officer
David Works	57	Executive Vice President, Chief Human Resources Officer

Mr. Flitman has served as the Chief Executive Officer since January 2023. Mr. Flitman previously served as Chief Executive Officer and a member of the board of directors of Builders FirstSource, Inc., serving in this role since April 2021. Prior to that, Mr. Flitman served as President and Chief Executive Officer and a member of the board of directors of BMC Stock Holdings, Inc. from August 2018 until its merger with Builders FirstSource. In addition, Mr. Flitman previously served as Executive Vice President of Performance Food Group Company and was President and Chief Executive Officer of its Performance Foodservice division from January 2015 to September 2018. From January 2014 to December 2014, Mr. Flitman served as Chief Operating Officer and President USA & Mexico of Univar Solutions Inc. Mr. Flitman joined Univar in December 2012 as President USA with additional responsibility for Univar's Global Supply Chain & Export Services teams. From November 2011 to September 2012, he served as Executive Vice President and President of Water and Process Services at Ecolab Inc. and prior to that, from August 2008 to November 2011, Mr. Flitman served as Senior Executive Vice President of Nalco Holding Company until it was acquired by Ecolab in 2011. He also served as President of Allegheny Power System from February 2005 to July 2008. Before holding these executive positions, Mr. Flitman spent nearly twenty years in operational, commercial, and global business leadership positions at DuPont de Nemours, Inc. From July 2017 until November 2023, Mr. Flitman served as a member of the board of directors of Veritiv Corporation, where he served as the Chair of the Compensation and Leadership Development Committee.

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Mr. Locascio has served as Executive Vice President, Chief Financial Officer since February 2017. Mr. Locascio served the Company as Senior Vice President, Financial Accounting and Analysis from November 2016 to February 2017, Senior Vice President, Operations Finance and Financial Planning from May 2015 to November 2016, and Senior Vice President, Financial Planning and Analysis from May 2013 to May 2015. Mr. Locascio joined US Foods in June 2009 as Senior Vice President, Corporate Controller. Prior to joining US Foods, Mr. Locascio held senior finance roles with United Airlines, a global airline, and Arthur Andersen LLP, a public accounting firm. Ms. Ha has served as Executive Vice President and General Counsel since September 2023 and Corporate Secretary since November 2023. Prior to joining US Foods, Ms. Ha served as Vice President, Chief Counsel - Corporate Governance, Mergers and Acquisitions and Cardiovascular Portfolio for Medtronic PLC from September 2016 to September 2023, where she was responsible for all corporate governance and securities matters, including ESG strategy and disclosures, shareholder and Board of Director matters and U.S. and Irish public company filings and disclosures. Prior to joining Medtronic, she served as Vice President, Corporate Secretary and General Counsel - Corporate and International for DaVita Health Care Partners, Inc., where she spent nearly 5 years, from November 2011 to September 2016. Prior to joining DaVita, she served as Vice President, Corporate Secretary and Deputy General Counsel at W.W. Grainger, Inc until November 2011 and before joining Grainger, she was Associate General Counsel at Baxter Healthcare Corporation for over 9 years from January 2002 until June 2011. Prior to joining Baxter Healthcare, Ms. Ha was an attorney in the Office of the General Counsel at Arthur Andersen LLP and a partner at Bell, Boyd & Lloyd law firm. Mr. Guberman has served as Executive Vice President, Nationally Managed Business since August 2016 and as Chief Transformation Officer since May 2023. Mr. Guberman served the Company as Chief Merchandising Officer from July 2015 to January 2017, Senior Vice President, Merchandising and Marketing Operations from January 2012 to July 2015 and Division President from August 2004 to December 2011. Mr. Guberman joined US Foods in 1991, originally as part of Kraft/Alliant Foodservice. Mr. Hancock has served as Executive Vice President, Chief Supply Chain Officer since November 2020. Prior to joining US Foods, Mr. Hancock served as Senior Vice President of Supply Chain Operations of American Tire Distributors from November 2017 to October 2020, where he was responsible for the oversight of 115 distribution facilities across America and a fleet of vehicles accountable for last-mile delivery to customers. Prior to joining American Tire Distributors, he served as Vice President of Global Supply Chain Operations for Target, where he spent 14 years, from 2003 to 2017, in various supply chain roles with the company. Mr. Poe has served as Executive Vice President, Chief Merchandising Officer since October 2023. Mr. Poe served the Company as Senior Vice President, Chief Merchant from March 2023 to October 2023, Senior Vice President of Category Management from October 2016 to March 2023 and Vice President of Category Management from December 2015 to March 2023. Prior to joining US Foods, Mr. Poe served as Vice President of Sourcing of Premier Inc. from March 2014 to December 2015, where he was responsible for leading foodservice sourcing efforts. Prior to joining Premier Inc, he served as Vice President of Category Management for US Foods from November 2013 to March 2014. Mr. Taylor has served as Executive Vice President, Field Operations and Local Sales since October 2023. Mr. Taylor served the Company as Executive Vice President, Field Operations from May 2023 to October 2023, Region President - Southeast from September 2016 to May 2023, Senior Vice President, Field Operations Deployment from August 2015 to September 2016, Division President from April 2010 to August 2015, Senior Vice President from January 2010 to April 2010 and Vice President, Finance from September 2005 to January 2010. Mr. Tonnison has served as Executive Vice President, Chief Information and Digital Officer since July 2021. Prior to joining US Foods, Mr. Tonnison served as Executive Vice President and Chief Information Officer at Tech Data Corporation, a Fortune 100 global distributor of business and consumer technologies, where he was responsible for the company’s global innovation strategy, information digital capabilities and operations. Before his nearly 20-year tenure with Tech Data, Mr. Tonnison held executive management positions with Computer 2000, Technology Solutions Network and Mancos Computers. Mr. Works has served as Executive Vice President, Chief Human Resources Officer since February 2018. Prior to joining US Foods, Mr. Works served as Chief Human Resources Officer of Hackensack Meridian Health, an integrated health care network, beginning in July 2017. Prior to joining Hackensack, he served as President - Enterprise of Windstream Holdings, Inc., a voice and data communications provider, from December 2014 to August 2016, Executive Vice President and Chief Human Resources Officer of Windstream from February 2012 to December 2014, and Senior Vice President and President, Talent and Human Capital Services of Sears Holdings Corporation, a retailer, from September 2009 to January 2012. Website and Availability of Information Our corporate website is located at www.usfoods.com. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also made available for free as soon as reasonably practicable after we file or furnish them to the SEC on our corporate website via the “Investors” section at ir.usfoods.com/investors. The information contained on or accessible through our corporate website or any other website that we may maintain is not incorporated by reference into and is not part of this Annual Report. 8

Item 1A. Risk Factors We are subject to many risks and uncertainties. Some of these risks and uncertainties, including those described below, may cause our business, financial condition and results of operations to vary, and they may materially or adversely affect our financial performance. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, which are not currently known to us or which we currently believe are immaterial, may also materially or adversely affect our business, financial condition and results of operations. Risks Relating to Our Business and Industry An economic downturn, public health crisis, and/or other factors affecting consumer spending and confidence, may reduce the amount of food prepared away from home, which may adversely affect our business, financial condition and results of operations. The U.S. foodservice distribution industry is sensitive to national, regional and local economic conditions. An uneven level of general U.S. economic activity, uncertainty in the financial markets, inflation, and supply chain disruptions could have an adverse impact on consumer confidence and discretionary spending. A decline in economic activity or the frequency and amount spent by consumers for food prepared away from home, as well as other macroenvironmental factors that could decrease general consumer confidence (including deteriorating economic conditions, heightened volatility in the financial markets, inflationary pressure, an uncertain political environment and supply chain disruptions, such as those the global economy is currently facing), may negatively impact our business, financial condition and results of operations. The extent of any such effects on our business, financial condition and results of operations depends in part on the magnitude and duration of such conditions, which cannot be predicted at this time. Our business is a low-margin business, and our profitability and results of operations are directly affected by cost deflation or inflation, commodity volatility and other factors. The U.S. foodservice distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. Volatile commodity costs have a direct impact on our industry. We make a significant portion of our sales at prices that are based on the cost of products we sell, plus a margin percentage or markup. As a result, our profit levels may be negatively affected during periods of product cost deflation, even though our gross profit percentage may remain relatively constant. Prolonged periods of product cost inflation, or periods of rapid inflation, may negatively impact our results of operations as a result of decreased discretionary consumer spending. Such inflation may also reduce our profit margins and earnings if there is a lag between when costs increase and when we are able to pass it along to customers or if product cost increases cannot be passed on to customers because they resist paying higher prices. Competition in our industry is intense, and we may not be able to compete successfully, which may have an adverse impact on our business, financial condition and results of operations. The U.S. foodservice distribution industry is highly competitive, with national, multi-regional, regional and local distributors and specialty competitors. Regional and local companies may align themselves with other smaller distributors through purchasing cooperatives and marketing groups, with the goal of enhancing their geographic reach, private label offerings, overall purchasing power, cost efficiencies, and ability to meet customer distribution requirements. Such changes may occur particularly during periods of economic uncertainty or significant inflation. These distributors may also rely on local presence as a source of competitive advantage, and they may have a lower cost to serve and other competitive advantages due to geographic proximity. Additionally, we experience competition from cash-and-carry operations, commercial wholesale outlets, warehouse clubs and grocery stores that serve the commercial foodservice marketplace. We also experience competition from online direct food wholesalers and other retailers, and competitors that are utilizing technology, including artificial intelligence and machine learning technologies have served to further increase pressure on the industry’s profit margins. We generally do not have exclusive distribution agreements with our customers, and they may switch to other distributors that offer lower prices or differentiated products or customer service. The cost of switching distributors is very low, as are the barriers to entry into the U.S. foodservice distribution industry. We believe most purchasing decisions in the U.S. foodservice distribution industry are based on the type, quality and price of the product and a distributor’s ability to completely and accurately fill orders and provide timely deliveries. Disruptions caused by macroeconomic conditions, inflationary pressure, supply chain disruptions, geopolitical events and labor shortages that impact our ability to completely and accurately fill orders and provide timely deliveries of quality products at competitive prices may have an adverse impact on our business, financial condition and results of operations. We rely on third party suppliers, and our business may be affected by interruption of supplies or increases in product costs. We obtain most of our foodservice and related products from third party suppliers. We typically do not have long-term contracts with suppliers. Although our purchasing volume can provide an advantage when dealing with suppliers, suppliers may not provide the foodservice products and supplies we need in the quantities and at the time and prices requested. Our suppliers may also be affected by higher costs to source or produce and transport products, as well as by other related expenses that they pass through to their customers, which could result in higher costs for the products they supply to us. We do not control the actual production of most of the products 9 we sell. This means we are also subject to delays caused by interruption in production and increases in product costs based on actions and conditions outside our control. These actions and conditions include changes in supplier pricing practices (including promotional allowances); labor shortages, work slowdowns, work interruptions, strikes or other job actions by employees of suppliers or carriers; government shutdowns; severe weather and climate conditions; crop conditions; product or raw material scarcity; water shortages; outbreak of food-borne illnesses; product recalls; transportation interruptions; unavailability of fuel or increases in fuel costs; competitive demands; impact of climate change; and natural disasters, pandemics, terrorist attacks, international hostilities, civil insurrection or social unrest; or any other catastrophic events. Moreover, commodity prices continue to be volatile and generally increased due to supply chain disruptions and labor and transportation shortages. Our inability to obtain adequate supplies of foodservice and related products because of any of these or other factors could mean that we could not fulfill our obligations to our customers and, as a result, our customers may turn to other distributors. Furthermore, any changes to the pricing practices of our suppliers, including the reduction or elimination of promotional allowances, could result in a material adverse effect on our business, financial condition and results of operations. Our relationships with our customers and GPOs may be materially diminished, terminated or otherwise changed, which may adversely affect our business, financial condition and results of operations. Most of our customers buy from us pursuant to individual purchase orders. Because these customers are not always contractually obligated to continue purchasing products from us, we cannot be assured that the volume and/or number of our customers’ purchase orders will remain consistent or increase or that we will be able to maintain our existing customer base. Further, some of our customers purchase their products under arrangements with GPOs. GPOs act as agents on behalf of their members by negotiating pricing, delivery, and other terms with us. Our customers who are members of GPOs purchase products directly from us on the terms negotiated by their GPO. GPOs use the combined purchasing power of their members to negotiate more favorable prices than their members would typically be able to negotiate on their own, and we have experienced some pricing pressure from customers that associate themselves with a GPO. While no single customer represented more than 2% of our total net sales in fiscal year 2024, approximately 25% of our net sales in fiscal year 2024 were made to customers under terms negotiated by GPOs (including approximately 14% of our net sales in fiscal year 2024 that were made to customers that are members of one GPO). If an independent restaurant customer becomes a member of a GPO that has a contract with us, we may be forced to lower our prices to that customer, which would negatively impact our operating margin. In addition, if we are unable to maintain our relationships with GPOs, or if GPOs are able to negotiate more favorable terms for their members with our competitors, we could lose some or all of that business. Market competition, customer requirements, customer financial condition and customer consolidation through mergers and acquisitions also could adversely affect our ability to continue or expand our relationships with customers and GPOs. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or GPOs on acceptable terms or at all or collect amounts owed to us from insolvent customers. Our customer and GPO agreements are generally terminable upon advance written notice (typically ranging from 30 days to 6 months) by either us or the customer or GPO, which provides our customers and GPOs with the opportunity to renegotiate their contracts with us or to award more business to our competitors. Significant decreases in the number and/or size of our customers’ purchase orders, the loss of one or more of our major customers or GPOs or our inability to grow to our current customer base could adversely affect our business, financial condition and results of operations. We may fail to increase or maintain the highest margin portions of our business, including sales to independent restaurant customers and sales of our private label products, which could have an adverse impact on our business, financial condition and results of operations. Our most profitable customers are independent restaurants. We tend to work closely with independent restaurant customers, providing them access to our customer value-added tools, and as a result are able to earn a higher operating margin on sales to them. These customers are also more likely to purchase our private label products, which are our most profitable products. Our ability to continue to gain market share of independent restaurant customers is critical to achieving increased operating profits. Changes in the buying practices of independent restaurant customers, including their ability to require us to sell to them at discounted rates, or decreases in our sales to this type of customer or a decrease in the sales of our private label products in general could have a material adverse impact on our profitability. A pandemic or recession could result in a substantial disruption in many of our independent restaurant customers’ operations and, in some cases, permanent closures of restaurants. Loss of business as a result of a pandemic or recession and its negative economic impact could change the buying practices of our independent restaurant customers and may also result in additional permanent closures of restaurants, which could have an adverse impact on our business, financial condition and results of operations. 10

We may be unable to achieve some or all of the benefits that we expect from our cost savings initiatives, any of which could adversely affect our business, financial condition and results of operations. We may not be able to realize some or all of our expected cost savings from our various cost savings initiatives. A variety of factors could cause us not to realize expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings initiatives, lack of sustainability in cost savings over time, and unexpected costs associated with operating our business. All of these factors could adversely affect our business, financial condition and results of operations. Fuel costs fluctuate, which may adversely affect our business, financial condition and results of operations. Fuel costs related to outbound deliveries approximated $171 million during fiscal year 2024. Higher costs of fuel may negatively affect consumer confidence and discretionary spending. This may reduce the frequency and amount spent by consumers for food prepared away from home. In addition, higher costs of fuel may increase the price we pay for products and the costs we incur to deliver products to our customers. We require significant quantities of fuel for our vehicle fleet, and the price and supply of fuel are unpredictable and fluctuate based on events outside our control, including but not limited to geopolitical developments, supply and demand for oil and gas, regional production patterns, weather conditions and environmental concerns. Although, from time to time, we enter into forward purchase commitments for some of our fuel requirements at prices equal to the then-current market price, these forward purchases may prove ineffective in protecting us from changes in fuel prices or even result in us paying higher than market costs for part of our fuel. In addition, the use of such derivative instruments may expose us to the risk that our counterparties fail to perform their obligations, which could result in financial losses. Furthermore, there is no guarantee that we will be able to pass along increased fuel costs to customers in the future. Each of these factors may, in turn, adversely affect our sales, margins, operating expenses, and operating results. Changes in consumer eating habits or diets may reduce demand for our products and adversely affect our business, financial condition and results of operations. Changes in consumer eating habits (such as a decline in consuming food away from home, a decline in portion sizes, or a shift in preferences toward restaurants that are not our customers) could reduce demand for our products. Consumer eating habits could be affected by a number of factors, including changes in attitudes regarding diet and health, new information regarding the health effects of consuming certain foods of shifts away from carbon-intensive products. There is a growing consumer preference for sustainable, organic and locally grown products. Changes to consumer eating habits also occur due to generational shifts. Millennials, the largest demographic group in the U.S. in terms of consumer spending, generally seek new and different, as well as more ethnic and diverse, menu options and menu innovation. If consumer eating habits change significantly, we may be required to modify or discontinue sales of certain items in our product portfolio, and we may experience higher costs associated with the implementation of those changes. Changing consumer eating habits may reduce the frequency with which consumers purchase meals outside of the home. Additionally, changes in consumer eating habits may result in the enactment or amendment of laws and regulations that impact the sourcing, ingredients and nutritional content of our food products, or laws and regulations requiring us to make additional disclosures regarding the ingredients and nutritional content of our food products. Compliance with these and other laws and regulations may be costly and time-consuming. If we are not able to effectively adapt our product portfolio to trends in eating habits or respond to changes in consumer health perceptions or resulting new laws and regulations, our business, financial condition and results of operations could be adversely affected. If our competitors implement a lower cost structure and offer lower prices to our customers, we may be unable to adjust our cost structure to compete profitably and retain those customers. Over the last several decades, the U.S. food retail industry has undergone significant change. Club stores, commercial wholesale outlets, direct food wholesalers and online food retailers have developed lower cost structures, creating increased pressure on the industry’s profit margins. As a large-scale U.S. foodservice distributor, we have similar strategies to remain competitive in the marketplace by reducing our cost structure. However, to the extent more of our competitors adopt an everyday low-price strategy, we would potentially be pressured to offer lower prices to our customers. That would require us to achieve additional cost savings to offset these reductions. If we are unable to change our cost structure and pricing practices rapidly enough to successfully compete in that environment, our business, financial condition and results of operations may be adversely affected. Climate change, or the legal, regulatory or market measures being implemented to address climate change, may have an adverse impact on our business. The effects of climate change may create financial and operational risks to our business, both directly and indirectly. There is an increased focus around the world by regulatory and legislative bodies at all levels towards policies relating to climate change and the impact of global warming, including the regulation of greenhouse gas (GHG) emissions, energy usage and sustainability efforts. Increased compliance costs and expenses due to the impacts of climate change on our business, as well as additional legal or regulatory requirements regarding climate change or designed to reduce or mitigate the effects of carbon dioxide and other GHG emissions on the environment, may cause disruptions in, or an increase in the costs associated with, the running of our business, 11 particularly with regard to our distribution and supply chain operations. Moreover, compliance with any such legal or regulatory requirements may require that we implement changes to our business operations and strategy, which would require us to devote substantial time and attention to these matters and cause us to incur additional costs. Climate-related reporting and disclosure requires significant time, attention, and financial resources. We must allocate substantial internal resources and may need to engage third-party experts to ensure accurate and comprehensive reporting. The effects of climate change, and legal or regulatory initiatives to address climate change, could have a long-term adverse impact on our business and results of operations. In addition, from time to time we establish and publicly announce goals and commitments related to corporate social responsibility matters, including those related to reducing our impact on the environment. For example, in 2022, we established goals for the reduction of GHG emissions, which include a target of reducing our absolute Scope 1 and 2 GHG emissions by 32.5% by 2032 from a 2019 base year. Additionally, in 2022, we established a goal for 67% of our suppliers by emissions covering purchased goods and services to have science-based climate targets by 2027. Our ability to meet these and other related goals depends in part on significant technological advancements with respect to the development and availability of reliable, affordable and sustainable alternative solutions, including electric and other alternative fuel vehicles as well as alternative energy sources, which may not be developed or be available to us in the timeframe or at the levels needed to achieve these goals. Our ability to meet there and other related goals also depends on the climate-related efforts and performance of our suppliers. In addition, we may determine that it is in our best interests to prioritize other business, social, governance or sustainable investments over the achievement of our current goals based on economic, regulatory or social factors, business strategy or other factors. If we do not meet our publicly stated goals, then we may experience a negative reaction from the media, stockholders, activists, customers and other interested stakeholders, and any perception that we have failed to act responsibly regarding climate change, whether or not valid, could result in adverse publicity and negatively affect our business and reputation. While we remain committed to being responsive to climate change and reducing our carbon footprint, there can be no assurance that our goals and strategic plans to achieve those goals will be successful, that the costs related to climate transition will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on our business, financial condition and results of operations. Impairment charges for goodwill, indefinite-lived intangible assets or other long-lived assets could adversely affect the Company’s financial condition and results of operations. We review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill and other indefinite-lived intangible assets for impairment at least annually, or more frequently if events or changes in circumstances indicate an asset may be impaired. Relevant factors, events and circumstances that affect the fair value of goodwill and indefinite-lived intangible assets may include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which would negatively affect our results of operations. For example, the Company completed its most recent annual impairment assessment for goodwill and indefinite-lived intangible assets as of the first day of the third quarter of fiscal year 2024 with no impairments noted. Impairment analysis requires significant judgment by management and is sensitive to changes in key assumptions used, such as future cash flows, discount rates and growth rates as well as current market conditions in both the United States and globally. To the extent that business conditions deteriorate further, or if changes in key assumptions and estimates differ significantly from management’s expectations, it may be necessary to record additional future impairment charges, which could be material. For more information on the goodwill assessment, see the section captioned “Valuation of Goodwill and Other Intangible Assets” in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 8, Goodwill and Other Intangibles, in our consolidated financial statements. Risks Relating to Product Safety and Regulatory Requirements Our business is subject to significant governmental regulation, and failure to comply with applicable governmental regulations may lead to lawsuits, investigations and other liabilities and restrictions on our operations. In the course of our operations, we process, handle, store and transport a wide variety of food and non-food products, operate and maintain vehicle fleets, operate forklifts and other equipment, store fuel in on-site aboveground and underground storage tanks, and sell, use and dispose of hazardous substances including in connection with our use of our ammonia or freon-based refrigeration systems, propane, and battery-powered forklifts. Our operations are subject to a broad range of laws and regulations including regulations governing the processing, packaging, storage, distribution, marketing, advertising, labeling, transportation, export, quality and safety of our food and non-food products, as well as rights of our employees and the protection of the environment. Changes in legal or regulatory requirements (such as new product safety requirements, revised regulatory requirements for the sourcing, processing and packaging of products, and requirements to restrict or phase-out certain chemicals and ozone-depleting substances or otherwise regulating greenhouse gas emissions), or evolving interpretations of existing legal or regulatory requirements, may result in increased compliance cost, capital expenditures and other financial obligations including costs to upgrade, phase out, modify or 12 replace products or equipment that could adversely affect our business, financial condition and results of operations. Our product suppliers are also subject to various laws and regulations and their alleged noncompliance with applicable laws and regulations could create potential liability or other adverse impacts for our business. We generally seek contractual representations and warranties from suppliers that they comply with all applicable laws and regulations and we maintain supplier policies requiring their ongoing compliance with applicable laws and regulations as well. We are subject to governmental regulation regarding our relationship with our employees including minimum wage, overtime, wage payment, wage and hour, employment discrimination, harassment and immigration. Due to contracts we have with federal and state governmental entities as customers, we are subject to various disclosure obligations related to our employment practices and business operations, including the recent implementation of requirements to disclose information related to our greenhouse gas emissions, all of which are subject to audit. In addition, in response to the COVID-19 pandemic, the Centers for Disease Control and Prevention, OSHA and various other federal, state, and local authorities have issued guidance, new interpretations of existing requirements, and implemented new requirements for employers that affect the operation of our facilities and the management of our workforce. The various federal, state and local requirements and guidance impacting our business continue to evolve, but we are continually monitoring for updates and responding to updated requirements and guidance applicable to our business as we become aware of them. At various facilities, we are investigating and remediating known or suspected contamination from historical releases of fuel and other hazardous substances that is not currently the subject of any administrative or judicial proceeding, but we may be subject to administrative or judicial proceedings in the future for contamination related to releases of fuel or other hazardous substances. Failing to comply with applicable legal and regulatory requirements, or encountering disagreements with respect to our contracts subject to governmental regulation, could result in a number of adverse situations. These could include investigations; litigation or other legal proceedings; administrative, civil, or criminal penalties or fines; mandatory or voluntary product recalls; cease and desist orders against operations that are not in compliance; closing facilities or operations; debarments from contracting with governmental entities; and loss or modification of existing, or denial of additional, licenses, permits, registrations, or approvals. If the products we distribute are alleged to cause injury, illness or other damage or to fail to comply with applicable governmental regulations, we may need to recall or withdraw products. As a distributor and manufacturer of food and non-food products, we may be subject to product recalls, including voluntary recalls or withdrawals, if the products we distribute or manufacture are alleged to cause injury, illness or other damage, to be mislabeled, misbranded, or adulterated, or to otherwise violate applicable governmental regulations. We may recall products based on alleged occurrences of food-borne illnesses (such as E. coli, listeriosis, hepatitis A, trichinosis, salmonella, etc.), contamination, adulteration, mislabeling, misbranding, or food tampering. We may also choose to voluntarily recall or withdraw products that we determine do not satisfy our quality standards, whether for taste, appearance or otherwise, in order to protect our brand and reputation. Any future product recall or withdrawal that results in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation and/or lost sales due to the unavailability of the product for an extended period of time could adversely affect our business, financial condition and results of operations. If patrons of our customers become ill from food-borne illnesses, our customers could be forced to temporarily close locations and our sales would correspondingly decrease. We may experience product liability claims, which could adversely affect our business, financial condition and results of operations. We may be exposed to potential product liability claims in the event that the products we distribute or manufacture are alleged to have caused injury, illness or other damage. We believe we have sufficient liability insurance to cover product liability claims. We also generally seek contractual indemnification and insurance coverage from parties supplying products to us. If our current insurance does not continue to be available at a reasonable cost or is inadequate to cover all of our liabilities, or if our indemnification or insurance coverage is limited, as a practical matter, by the creditworthiness of the indemnifying party or the insured limits of our suppliers’ insurance coverage, the liability related to allegedly defective products that we distribute or manufacture could adversely affect our business, financial condition and results of operations. Negative publicity from product recalls, instances of food-borne illness, or alleged food tampering may adversely impact our reputation and business. Ensuring the safety and integrity of the products we distribute is critical to our business, particularly in selling our private label products, and to maintaining our good reputation. Events like product recalls, occurrences of food-borne illness, or alleged food tampering may cause negative publicity about the quality, safety, sustainability or integrity of our products, whether or not such events are related to our products. Any event that damages our reputation or calls into question the safety or integrity of our products, whether justified or not, could quickly and negatively affect our business, financial condition and results of operations. The increased use of social media may increase the likelihood and magnitude of negative publicity across media channels, regardless of its accuracy or the reputability of its source, including as a result of fictitious media content (such as content produced by generative artificial intelligence or bad actors). In addition, it may be difficult to address such negative publicity across media channels. 13

Risks Relating to Human Capital Management We face risks related to labor relations, increased labor costs and the availability of qualified labor, any of which could have an adverse effect on our business, financial condition and results of operations. We employed approximately 30,000 associates as of December 28, 2024, of which approximately 6,600 were members of local unions associated with the International Brotherhood of Teamsters and other labor organizations. Any failure to effectively negotiate CBAs could result in work stoppages. From time to time, we may face increased efforts to subject us to multi-location labor disputes, as individual labor agreements expire or labor disputes arise. This would place us at greater risk of being unable to continue to operate one or more facilities, possibly delaying deliveries, or not allowing customers to purchase our products, causing customers to seek alternative distributors or retail locations, or otherwise being materially adversely affected by labor disputes. When there are labor related issues at a facility represented by a local union, sympathy strikes may occur at other facilities that are represented by other local unions. While we generally believe we have good relations with our associates, including the unions that represent some of our associates, a work stoppage due to a failure to renegotiate union contracts or for other reasons could have a material adverse effect on our business, financial condition and results of operations. Further, potential changes in labor legislation and case law could result in current non-union portions of our workforce, including warehouse and delivery personnel, being subjected to greater organized labor influence. If additional portions of our workforce became subject to CBAs, this could result in increased costs of doing business as we would become subject to mandatory, binding arbitration or labor scheduling, costs and standards, which may reduce our operating flexibility. We are subject to a wide range of labor costs. Because our industry’s labor costs are, as a percentage of net sales, higher than many other industries’ labor costs, even if we are able to successfully renegotiate CBAs and avoid work stoppages, we may be significantly impacted by labor cost increases, which could adversely affect our results of operations. Furthermore, our recruiting and retention efforts and efforts to increase productivity may not be successful and we could encounter a shortage of qualified labor in future periods. Any such shortage would decrease our ability to serve our customers effectively and would also likely lead to higher wages for employees and a corresponding reduction in our profitability. In addition, labor is a significant cost of many of our customers in the U.S. food away from home industry. Any increase in their labor costs, including any increases in costs as a result of wage inflation, increases in minimum wage requirements or labor shortages resulting in increased overtime, could reduce the profitability of our customers and reduce their demand for our products. We may be unable to attract or retain a qualified and diverse workforce, which could adversely affect our business, financial condition and results of operations. A labor shortage or increased employee turnover, caused by general macroeconomic factors, could potentially increase labor costs, reduce our profitability and/or decrease our ability to effectively serve customers. If a material number of our employees are unable to work or terminate their employment, or become ill at one point in time, our business operations may be adversely affected. The success of our business depends on our ability to attract, train, develop and retain a highly skilled and diverse workforce. We rely heavily on our front-line associates, particularly warehouse workers and drivers, and any significant shortage of qualified labor amongst our front-line associates could adversely affect our business. Recruiting and retention efforts (particularly with respect to driver and warehouse personnel) and actions to increase productivity may not be successful, and we could encounter a shortage of qualified employee talent in the future. Shortages of, and increased competition for, qualified employees may result in increased labor costs and could decrease our ability to serve our customers effectively. Additionally, if our employees are unable to work for any reason, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with any future pandemics, we could face additional shortages of qualified labor and higher labor costs. Any prolonged labor shortage or period of high employee turnover could have an adverse impact on our productivity and have an adverse effect on our business, financial condition and results of operations. Furthermore, as a government contractor, we are subject to oversight by the Department of Labor’s Office of Federal Contract Compliance Programs, which reviews our employment practices including affirmative action and non-discrimination based on race, sex and disability, among other characteristics. If an audit or investigation reveals a failure to comply with regulations, we could become subject to civil or criminal penalties and/or administrative sanctions, including government pre-approval of our government contracting activities, termination of government contracts, and suspension or debarment from doing further business with the U.S. government and could also be subject to claims for breach of contract by our customers. Any of these actions could increase our expenses, reduce our revenue and damage our reputation as a reliable government supplier. 14

Risks Relating to Our Indebtedness Our level of indebtedness may adversely affect our financial condition and our ability to raise additional capital or obtain financing in the future, react to changes in our business and make required payments on our debt. We had $4.9 billion of indebtedness outstanding as of December 28, 2024. Our ability to make scheduled payments on, or to refinance our obligations under, our debt facilities depend on our ongoing financial and operating performance, among other things, and may be affected by economic, financial and industry conditions beyond our control, including as discussed under the caption “Risks Relating to Our Business and Industry” above. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, raise additional equity capital or restructure our debt. However, there is no assurance that such alternative measures may be successful or permitted under the agreements governing our indebtedness and, as a result, we may not be able to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our level of indebtedness could have important consequences, including the following: • a material portion of our cash flows from operations may be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available for other purposes, including working capital, capital expenditures, acquisitions and general corporate purposes; • we are exposed to the risk of increased interest rates because approximately 32% of the net principal amount of our indebtedness accrued interest at variable rates of interest as of December 28, 2024; • it may be difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness; • we may be more vulnerable to general adverse economic and industry conditions; • we may be at a competitive disadvantage compared to our competitors with less debt or lower debt service requirements and they, as a result, may be better positioned to withstand competitive pressures and general adverse economic and industry conditions; • our ability to refinance indebtedness may be limited or the associated costs may increase; and • our ability to refinance indebtedness and obtain additional financing may be limited or the associated costs of refinancing and obtaining additional financing may increase. Our level of indebtedness may further increase from time to time. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness, including secured debt, that could be incurred in compliance with these restrictions could be substantial. Incurring substantial additional indebtedness could further exacerbate the risks associated with our level of indebtedness. The agreements and instruments governing our indebtedness contain restrictions and limitations that may significantly impact our ability to operate our business. The agreements and instruments governing our indebtedness contain covenants that, among other things, restrict our ability to: dispose of assets; incur additional indebtedness (including guarantees of additional indebtedness); pay dividends and make certain payments; create liens on assets; make investments; engage in certain business combination transactions; engage in certain transactions with affiliates; change the business we conduct; and amend specific debt agreements. In addition, certain of these agreements subject us to various financial covenants. The restrictions under the agreements governing our indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive and financial covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers of or amendments to these agreements if for any reason we are unable to comply with them, or that we will be able to refinance our debt on acceptable terms or at all. Our ability to comply with the covenants and restrictions contained in the agreements governing our indebtedness depends on our ongoing financial and operating performance, among other things, and may be affected by economic, financial and industry conditions beyond our control, including as discussed under the caption “Risks Relating to Our Business and Industry” above. The breach of any of these covenants or restrictions could result in a default under the agreements governing our indebtedness that would permit the applicable lenders or note holders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay debt, creditors having secured obligations could proceed against the 15 collateral securing the debt. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our indebtedness. This could have serious consequences to our business, financial condition and results of operations and could cause us to become bankrupt or insolvent. Risks Relating to Technology, Information Security and Intellectual Property We rely heavily on technology, and we may experience a disruption in existing technology or delay in effectively implementing new technology. Our ability to serve customers most effectively, as well as to control costs and maximize profits, depends on the reliability of our information technology systems and related data entry processes in our transaction intensive business. We rely on software and other information technology to manage significant aspects of our business, such as purchasing, order processing, warehouse/inventory management, truck loading and logistics and optimization of storage space. We also rely on access to those systems online including through mobile devices to connect with our employees, customers, suppliers and other business partners. The importance of such networks and systems has increased due to many of our employees, and the employees of our customers, suppliers and business partners, working remotely. Any disruption to this information technology could negatively affect our customer service, decrease the volume of our business, impair operations and profits and result in increased costs. If we do not allocate and effectively manage the resources necessary to build, sustain and protect appropriate information technology systems, we could experience service disruptions or other system failures and our business or financial results could be adversely impacted. We have also outsourced several information technology support services and administrative functions to third-party service providers, and may outsource other functions in the future to achieve cost savings and efficiencies. If these service providers do not perform effectively due to breach or system failure, we may not be able to achieve the expected benefits and our business may be disrupted. Information technology evolves rapidly. To compete effectively, we are required to integrate new technologies in a timely and cost- effective manner. If competitors implement new technologies before we do, allowing them to provide lower priced or enhanced services of superior quality compared to those we provide, our business, financial condition and results of operations could be adversely affected. A cybersecurity incident may negatively affect our operations, business, financial condition and our relationships with customers. We rely upon information technology networks and systems, some of which are outsourced to and managed by third parties, to process, transmit and store electronic information, to manage our data, communications and business processes, including our marketing, sales, manufacturing, procurement, logistics, customer service, accounting and administrative functions. Our reliance on such networks and systems has increased due to many of our employees, and the employees of our customers, suppliers and business partners, working remotely. The use of these networks and systems gives rise to cybersecurity risks, and the risk of other security breaches (including access to or acquisition of supplier, customer, employee or other confidential information). The theft, destruction, loss, misappropriation, or release of secured data or interference with the networks and systems on which we rely could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability, and competitive disadvantage, which in turn could adversely affect our business, financial condition and results of operations. While we have implemented measures such as implementing cybersecurity policies, training our employees and monitoring our information technology systems, to prevent security breaches, disruptions or other system failures, our preventative measures and incident response efforts may not be entirely effective. The cost to remediate damages to our information technology systems suffered as a result of a cyberattack or other unauthorized access to secured data could be significant. Cyberattacks have been occurring globally at a more frequent rate and are rapidly and continually evolving, making them more difficult to detect and protect against. Additionally, continued geopolitical turmoil, including the ongoing conflict between Russia and Ukraine, has heightened the risk of cyberattacks. In addition, new technologies such as artificial intelligence may present new technological risks or vulnerabilities. While cyberattackers have threatened and attempted to breach our security and access the information stored in our information systems, no incident has been material or had a material impact on our business or financial condition. However, there is a risk that we may incur significant costs in protecting against or remediating cyberattacks or other cyber incidents. Although we maintain insurance that may, subject to policy terms and conditions, cover certain cyber incidents, it may be insufficient to cover all losses. In addition, in the event our suppliers or customers experience a breach or system failure, cyberattack or other security breach, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders, which would adversely affect our business, financial condition and results of operations. 16

Our failure to comply with data privacy regulations could adversely affect our business. There are new and emerging data privacy laws, as well as frequent updates and changes to existing data privacy laws, in the jurisdictions in which we operate. Given the complexity of these laws and the requirements they place on businesses regarding the collection, storage, handling, use, disclosure, transfer and security of personal data, it is important for us to understand their impact and respond accordingly. Failure to comply with data privacy laws can result in substantial fines or penalties, legal liability and reputational damage. Several U.S. states have enacted (and additional U.S. states are considering enacting) stringent consumer privacy laws, which may impose varying standards and requirements on our data collection, use and processing activities. Continued state by state introduction of privacy laws can be expected to lead to significantly greater complexity in our compliance requirements, which could result in complaints from data subjects and/or action from regulators. If we do not provide sufficient resources to ensure we are able to respond, adapt and implement the necessary requirements to respond to the various forthcoming changes, which could include federal data privacy requirements, our reputation could be adversely impacted and we could face exposure to fines levied by regulators, which could have an adverse effect on our business. Our intellectual property rights are valuable, and any failure to protect them could reduce the value of our products and brands. We consider our intellectual property rights, particularly our trademarks, to be a valuable aspect of our business. We protect our intellectual property rights through a combination of trademark, copyright and trade secret protection. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results. Competing intellectual property claims that impact our brands may arise unexpectedly. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of key personnel from our business operations. We also may be subject to significant damages or injunctions against development, launch and sale of certain products. Any of these occurrences may harm our business, financial condition and results of operations. Risks Relating to Acquisitions We may fail to realize the expected benefits of acquisitions or effectively integrate the businesses we acquire, which may adversely affect our business, financial condition and results of operations. Historically, a portion of our growth has come through acquisitions. In 2024, we completed one acquisition - the acquisition of IWC Food Service. If we are unable to successfully execute on acquisitions in the future, integrate acquired businesses successfully or realize anticipated synergies from acquisitions in a timely manner, we may not realize our projected return on investment and our business, financial condition and results of operations may be adversely affected. Integrating acquired businesses may be more difficult in a region or market where we have limited expertise or with a company culture or operating structure different than ours. A significant acquisition, in terms of geography or magnitude, could strain our leadership’s attention and our administrative and operational resources. We also may be unable to retain qualified management and other key personnel of the acquired businesses, that may be necessary to integrate acquired businesses successfully or realize anticipated synergies in a timely manner. Risks Relating to our Common Stock Actions of activist stockholders could adversely impact our business and cause us to incur significant expenses. We have been, and may in the future be, subject to actions or proposals initiated by activist stockholders or others, and some such actions or proposals may not be aligned with our long-term strategy or the interests of our other stockholders. Engagement with activist stockholders may lead to the expenditure of significant time and energy by management and our Board of Directors and require dedication by the Company of significant resources. The Company’s response to suggested actions, proposals, director nominations and/or contests for the election of directors from activist stockholders could disrupt our business and operations, divert the attention of our Board of Directors, management and employees and be costly and time consuming. Potential actions by activist stockholders may interfere with our ability to execute our strategic plans; create perceived uncertainties as to the future direction of our business or strategy; cause uncertainty with our regulators; make it more difficult to attract and retain qualified personnel; and adversely affect our relationships with our existing and potential customers, suppliers and other business partners. Any of the foregoing could adversely impact our business, financial condition and results of operations. Also, we may be required to incur significant fees and expenses related to responding to stockholder activism, including for third-party advisors. Further, the market price of our common stock could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties described above. 17

General Risk Factors Changes in applicable tax laws and regulations and the resolution of tax disputes may adversely affect our business, financial condition and results of operations. We are subject to income and other taxes in the U.S. and various state and local jurisdictions, and changes in tax laws or regulations or tax rulings may have an adverse impact on our effective tax rate. The U.S. and many state and local jurisdictions where we do business from time to time enact changes in relevant tax, accounting and other laws, regulations and interpretations. Given the unpredictability of possible changes to U.S. federal and state and local tax laws and regulations, it is very difficult to predict their cumulative effect on our results of operations and cash flows, but new and changed laws and regulations could adversely impact our results of operations. We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service (the “IRS”) and other state and local tax authorities and governmental bodies, for which we regularly assess the likelihood of an adverse outcome. If the ultimate determination of these examinations is that taxes are owed by us for an amount in excess of amounts previously accrued, our business, financial condition and results of operations could be adversely affected. The Company’s Amended and Restated Certificate of Incorporation and Bylaws includes a forum selection clause. The Company’s Amended and Restated Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or director, officer, employee, agent or stockholder of the Company arising pursuant to any provision of the Delaware General Corporate Law, the Company’s Amended and Restated Certificate of Incorporation or the Bylaws of the Company, or (iv) any action asserting a claim against the Company or director, officer, employee, agent or stockholder of the Company governed by the internal affairs doctrine, in each case subject to the court having jurisdiction over indispensable parties named as defendants. Moreover, under the Company’s Amended and Restated Certificate of Incorporation and Bylaws, unless we consent in writing to the selection of an alternative forum, the federal courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our capital stock is deemed to have received notice of and consented to provisions of the forum selection clause. The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits against the Company or the Company’s directors, officers and other employees. If a court were to find the choice of forum provision contained in the Company’s Amended and Restated Certificate of Incorporation or Bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The nature of our operations may expose our associates and other individuals to health and safety risks, and as a result we may incur property, casualty or other losses not covered by our insurance policies and damage to our reputation. The nature of our operations can expose our associates and other individuals, including the motoring public, to health and safety risks that may lead to severe injuries or even loss of life. Such risks could expose us to the potential for litigation from third parties, and also could harm our reputation which may result in a reduction in customer demand. Although we maintain insurance that we believe to be sufficient to cover estimated health and safety risks, including claims related to incidents within our operations, vehicle and driver related claims and other types of claims in various jurisdictions, there can be no assurance that such insurance will provide adequate coverage against all potential claims. If we do not have adequate insurance coverage available, such claims could have a material adverse effect on our business, financial condition and results of operations. Adverse judgments or settlements resulting from legal proceedings in which we are or may be involved in the normal course of our business could limit our ability to operate our business and adversely affect our financial condition and results of operations. In the normal course of our business, we are involved in various legal proceedings. The outcome of these proceedings cannot be predicted. If any of these proceedings were determined adversely to us or require a settlement involving a payment of a material sum of money, it could materially and adversely affect our business, financial condition and results of operations. Additionally, we could become the subject of future claims by third parties, including our employees, suppliers, customers, GPOs, investors, or regulators. Any significant adverse judgments or settlements could reduce our profits and limit our ability to operate our business. Extreme weather conditions and natural disasters, and other catastrophic events, may interrupt our business, or our customers’ or suppliers’ businesses. Some of our facilities and our customers’ and suppliers’ facilities are located in areas that may be subject to extreme, and occasionally prolonged, weather conditions, including hurricanes, tornadoes, blizzards, and extreme cold. Extreme weather conditions, whether 18 caused by global climate change or otherwise, may interrupt our operations in such areas. Furthermore, extreme weather conditions may disrupt critical infrastructure in the United States and interrupt or impede access to our customers’ facilities, reduce the number of consumers who visit our customers’ facilities, interrupt our suppliers’ production or shipments or increase our suppliers’ product costs, all of which could have an adverse effect on our business, financial condition and results of operations. In addition, our business could be affected by large-scale terrorist acts or the outbreak or escalation of armed hostilities (especially those directed against or otherwise involving the U.S.), the outbreak of food-borne illnesses, the widespread outbreak of infectious diseases, or the occurrence of other catastrophic events. Any of these events could impair our ability to manage our business and/or cause disruption of economic activity, which could have an adverse effect on our business, financial condition and results of operations. Our retirement benefits may give rise to significant expenses and liabilities in the future. We sponsor defined benefit pension and other postretirement plans. On October 31, 2024, the Company terminated and settled the majority of the defined benefit plan. These pension and postretirement obligations give rise to costs that are dependent on various assumptions, including those discussed in Note 17, Retirement Plans, in our consolidated financial statements, many of which are outside of our control, such as performance of financial markets, interest rates, participant age and mortality. In the event we determine that our assumptions should be revised, our future pension and postretirement plan benefit costs could increase or decrease. The assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement obligations and related costs and funding requirements. In addition to the plans we sponsor, we also contribute to various multiemployer pension plans administered by labor unions representing some of our employees. We make periodic contributions to these plans to allow them to meet their pension benefit obligations to their participants. In the event that we withdraw from participating in one of these plans—including by deciding to discontinue participation in a plan in the ordinary course renegotiation of a CBA or by reducing the number of employees participating in a plan to a certain degree over a certain period of time as a result of a facility closure or other change in our operations—then applicable law could require us to make additional withdrawal liability payments to the plan based on the applicable plan’s funding status. Some multiemployer plans, including ones to which we contribute, are reported to have significant underfunded liabilities, which could increase the size of potential withdrawal liability. Any withdrawal liability payments that we are required to make could adversely affect our business, financial condition and results of operations. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management and Strategy We invest in a comprehensive cybersecurity program that applies a recognized framework, utilizes industry standard tools, relies on expert partners, connects associates across the organization and leverages communication to protect our systems and our data. Our cybersecurity program is designed to protect the confidentiality, integrity and availability of critical assets and information, using a proactive and risk-based approach. We utilize the National Institute of Standards and Technology (“NIST”) Cyber Security Framework and regularly reassess our cybersecurity program. The NIST framework is structured around five commonly defined stages (Identify, Protect, Detect, Recover and Respond) and is a comprehensive approach to information and cybersecurity risk management. Our policies, including our Information Security Policy and Privacy Policy, and procedures are designed to align with industry best practices and comply with regulatory requirements. We align our payment processing policies and procedures with industry security standards, including the Payment Card Industry Data Security Standard. Throughout the year, we conduct targeted audits and assessments, using internal and external resources, of certain aspects of our information security systems. We have developed and implemented a comprehensive program designed to protect the confidentiality of sensitive information, ensure the integrity of critical data and automated processes, and safeguard the availability of our information technology capabilities. 19

Moreover, we have implemented appropriate policies, processes, and technology to reduce the likelihood or impact of a breach, either at US Foods or through any third-party service provider, and have appropriate cyber insurance coverage through a standalone cyber policy. Our comprehensive cybersecurity program leverages technology, third-party expertise and trained personnel to provide whole- enterprise governance, collaboration for 24-hour monitoring, threat detection and incident response (whether an incident were to occur at US Foods or involving a third-party provider) and network, cloud and mobile security. We partner with security firms to manage our security incident and event management, identify external threats, perform penetration testing, complete security assessments and support incident response. These relationships are evaluated and benchmarked regularly to ensure quality resourcing to augment our internal staff and provide insight into emerging risks inside and outside the foodservice industry. Information obtained from these processes is shared directly with our Internal Audit and Legal functions to ensure cybersecurity policies, processes, threat detection and incident response are accurately captured as part of our broader enterprise risk management systems and processes. We have developed and continually evolve our privacy and security policies to promote organizational accountability for privacy, data governance, and data protection across our business and with our collaborative partners and suppliers. In addition, we have an employee awareness program to regularly educate our workforce on the cybersecurity risks they face and how they can operate safely. We provide all associates that have network access with annual data-security training. Our training and education programs include specialized training for associates handling confidential information, associates with privileged access, executive specific training, general information security awareness training, periodic anti-phishing campaigns, one-click email- enabled phish alert reporting functionality and advisory emails on emerging threats. To date, we have not experienced any cybersecurity incidents that materially affected or were reasonably likely to materially affect our business strategy, results of operations or financial condition. Governance Framework Under the oversight of the Audit Committee of our Board of Directors, our cybersecurity function is managed by our Technology and Innovation team, led by our Senior Vice President, Chief Information Security Officer, Sara Schmidt, with support from the Internal Audit and Legal functions. Ms. Schmidt has served in the role since 2022. Before joining US Foods, Ms. Schmidt served as Chief Information Security Officer for Farmers Insurance, a national insurance company, from 2019 to 2022, and various other positions from 2015 to 2019. Ms. Schmidt began her career as a cryptography analyst with the National Security Agency (“NSA”), learning best practices and tactics to be an effective hacker and defender. After eight years with the NSA, she transitioned into the private sector, joining Perrigo Company from 2011 to 2015, before joining Farmers Insurance. Ms. Schmidt and other members of Company management provide an annual cybersecurity report to our Board of Directors and quarterly reports to our Audit Committee, which reports include a review of potential threats and vulnerabilities. We are aware that we must continuously evolve our controls to address new threats, adhere to changing laws and standards, and reduce the risk associated with the introduction of new, innovative technology. While all of our employees play a part in information security, cybersecurity, and data privacy, oversight responsibility is shared by the Board, its committees, and management, as further highlighted below. Responsible Party Oversight Area for Cybersecurity and Privacy Matters Board Participates in regular reviews and discussions dedicated to the Company’s risks related to the protection of our data and systems, including cybersecurity and privacy. Receives periodic updates from external advisors regarding cybersecurity risk management and reporting. Audit Committee Primarily responsible for overseeing the Company’s risk management program related to cybersecurity. The Audit Committee provides feedback on the Company’s framework for assessing, prioritizing and mitigating cybersecurity risk and receives periodic updates based on this framework, including from third-party and internal audit assessments. Receives periodic updates from external advisors regarding cybersecurity risk management and reporting. Disclosure Committee The Disclosure Committee, which consists of individuals from our legal, accounting, finance and investor relations groups, provides general oversight in the area of cybersecurity and privacy reporting, and is responsible for making disclosure determinations regarding cybersecurity incidents. The Disclosure Committee also receives periodic updates from the Chief Information Security Officer regarding threat detection and incident response. Management Responsible for designing, implementing and managing the Company’s framework for assessing, prioritizing and mitigating cybersecurity risk. Manages the Company’s privacy program. Responds to incidents and issues in a timely manner, and elevates emergent risks or incidents to the Disclosure Committee. Provides periodic updates to the Board, the Audit Committee and the Disclosure Committee, as applicable. 20

Item 2. Properties As of the date of this report, we operated (i) 74 distribution facilities (consisting of more than 20,000,000 square feet), 57 of which are owned, (ii) 93 cash and carry locations (consisting of more than 2,000,000 square feet), all of which are leased, and (iii) 13 broadline support business production facilities (consisting of more than 1,000,000 square feet), 9 of which are owned. The leases related to these facilities expire at various dates from 2025 to 2040, although some provide options for us to renew. The table below lists the aggregate square footage, by state for these operating facilities. Location Number of Facilities Square Feet Alabama 2 458,304 Alaska 1 131,285 Arizona 4 493,116 Arkansas 1 135,009 California 27 2,510,276 Colorado 2 501,427 Connecticut 1 239,899 Florida 5 1,173,162 Georgia 2 691,017 Idaho 6 121,644 Illinois 3 528,295 Indiana 1 233,784 Iowa 1 114,250 Kansas 1 350,859 Louisiana 1 207,200 Michigan 1 276,003 Minnesota 2 414,963 Mississippi 1 287,356 Missouri 3 602,947 Montana 4 259,198 Nebraska 2 246,430 Nevada 5 895,956 New Hampshire 1 533,237 New Jersey 3 1,073,375 New Mexico 1 133,486 New York 4 498,683 North Carolina 7 1,090,078 North Dakota 2 221,314 Ohio 3 501,894 Oklahoma 2 345,559 Oregon 22 775,146 Pennsylvania 4 980,417 South Carolina 6 1,403,855 Tennessee 4 774,729 Texas 5 1,011,380 Utah 3 308,833 Virginia 4 878,257 Washington 31 1,466,936 West Virginia 1 220,537 Wisconsin 1 172,826 Total 180 23,262,922 Owned 16,760,874 72 % Leased 6,502,048 28 % In addition, we lease our corporate headquarters in Rosemont, Illinois (consisting of more than 250,000 square feet). We believe that, in the aggregate, our real estate is suitable and adequate to serve the needs of our business. 21

Item 3. Legal Proceedings From time to time, we may be party to legal proceedings that arise in the ordinary course of our business. We do not believe that any of our pending legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations. Item 4. Mine Safety Disclosures None. 22

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock and Stockholders

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "USFD". There were 19,445 holders of record of our common stock as of February 7, 2025. This figure does not include a substantially greater number of "street name" holders whose shares are held of record by banks, brokers and other financial institutions.

Dividends

We have not paid any dividends on our common stock since our common stock began trading publicly in 2016.

We have no plans to pay dividends on our common stock in the foreseeable future. The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors. In making any such decision, our Board of Directors may take into account, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, and other factors that our Board of Directors may deem relevant.

During the 52 weeks ended December 30, 2023, the Company's Board of Directors declared dividends on the shares of the Series A Preferred Stock outstanding on March 31, 2023. The Company paid cash dividends in the aggregate of $7 million on the shares of the Series A Preferred Stock. See Note 13, Convertible Preferred Stock, in our consolidated financial statements for further information.

Share Repurchase Program

On November 2, 2022, our Board of Directors approved, and we publicly announced, a Share Repurchase Program ("Original Share Repurchase Program") under which the Company was authorized to repurchase up to $500 million of its outstanding common stock.

Our Board of Directors approved, and on June 5, 2024, the Company announced, an increase in the amount of common stock that could be purchased under the Original Share Repurchase Program to $1 billion inclusive of any remaining funds authorized under the Original Share Repurchase Program ("Amended Share Repurchase Program"). As of December 28, 2024, there was approximately $75 million in remaining funds authorized under the Amended Share Repurchase Program. For the year ended December 28, 2024, the Company repurchased 16,400,895 shares at an aggregate purchase price of approximately $958 million under the Amended Share Repurchase Program and the Original Share Repurchase Program, inclusive of approximately $10 million of fees, commissions and the related 1% excise tax.

The size and timing of any repurchases will depend on a number of factors, including share price, general business and market conditions and other factors. Under the Amended Share Repurchase Program, repurchases can be made from time to time using a variety of methods, including open market purchases, privately negotiated transactions, accelerated share repurchases and Rule 10b5-1 trading plans. The Amended Share Repurchase Program does not obligate the Company to acquire any particular amount of shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. The repurchase authorization does not have an expiration date.

The following table summarizes repurchases of US Foods common stock in the three months ended December 28, 2024:

Period (Millions of dollars, except number and price per share)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
September 29, 2024 through November 2, 2024	2,371,014	$ 61.83	2,371,014	$ 252
November 3, 2024 through November 30, 2024	2,010,896	66.97	2,010,896	117
December 1, 2024 through December 28, 2024	585,938	71.64	585,938	75
Total	4,967,848	$ 65.07	4,967,848	

23

Stock Performance Graph The following stock performance graph compares the cumulative total stockholder return of the Company’s common stock with the cumulative total return of the S&P 500 Index and the S&P 500 Food and Staples Retailing Index for the last five fiscal years. The graph assumes the investment of $100 in our common stock and each of such indices on December 28, 2019 (the beginning of our fiscal year) and the reinvestment of dividends, as applicable. Performance data for the Company, the S&P 500 Index and the S&P 500 Food and Staples Retailing Index is provided as of the last trading day of each of our last five fiscal years. Stock Performance 12/28/19 01/02/21 01/01/22 12/31/22 12/30/23 12/28/24 US Foods Holding Corp. $ 100 $ 80 $ 83 $ 81 $ 108 $ 161 S&P 500 100 118 152 125 158 197 S&P Food and Staples Retailing Index 100 116 146 131 151 204 Item 6. [Reserved] 24 In de x V al ue $161 $197 $204 US Foods Holding Corp. S&P 500 S&P Food and Staples Retailing 12/28/19 01/02/21 01/01/22 12/31/22 12/30/23 12/24/24 $70 $80 $90 $100 $110 $120 $130 $140 $150 $160 $170 $180 $190 $200 $210

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis is intended to help the reader understand the Company, our financial condition and results of operations and our present business environment. It should be read together with our consolidated financial statements and related notes contained elsewhere in this Annual Report. The following discussion and analysis contain certain financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the U.S. (“GAAP”). We believe these non- GAAP financial measures provide meaningful supplemental information about our operating performance and liquidity. Information regarding reconciliations of and the rationale for these measures is discussed in “Non-GAAP Reconciliations” below. The following includes a comparison of our consolidated results of operations for fiscal years 2024 and 2023. For a comparison of our consolidated results of operations for fiscal years 2023 and 2022, see Item 7 of Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of our Annual Report on Form 10-K for the fiscal year ended December 30, 2023, filed with the SEC on February 15, 2024. Overview At US Foods, we strive to inspire and empower chefs and foodservice operators to bring great food experiences to consumers. This mission is supported by our strategy of WE HELP YOU MAKE IT™, which is centered on bringing four key elements to the forefront for our customers; (1) more quality products, including our large portfolio of exclusive brands, (2) more tools, centering on our MOXē business platform, (3) more support from our sellers and our team of experts and lastly, (4) more deliveries, enabled by our traditional broadline services and Pronto™ program. We operate as one business with standardized business processes, shared systems infrastructure, and an organizational model that optimizes national scale with local execution, allowing us to manage our business as a single operating segment. We have centralized activities where scale matters and our local field structure focuses on customer-facing activities. Net sales increased 6.4%, driven by case volume growth. Total case volumes increased 4.2% compared to the prior year driven by a 4.4% increase in independent restaurant case volume, a 5.7% increase in healthcare volume, a 2.1% increase in hospitality volume and a 3.2% increase in chain volume. Total organic case volume increased 1.4% which includes 2.6% organic independent restaurant case volume growth. On June 5, 2024, the Company announced it intends to explore the potential sale of its assets and liabilities related to CHEF’STORE wholesale restaurant supply business and, if a sale is completed, then entirely focus on delivered broadline operations. As of December 28, 2024, the Company is in the process of exploring this sale which has not met held for sale criteria in the current year. Operating Metrics Case growth—Case growth, by customer type (e.g., independent restaurants) is reported as of a point in time. Customers periodically are reclassified, based on changes in size or other characteristics, and when those changes occur, the respective customer’s historical volume is included within the new classification. Organic growth—Organic growth includes growth from operating businesses that have been reflected in our results of operations for at least 12 months. Fiscal Year 2024 Highlights Financial Highlights—Total case volume increased 4.2% and independent restaurant case volume increased 4.4% in fiscal year 2024. Total organic case volume increased 1.4% in fiscal year 2024, and organic independent restaurant case volume increased 2.6%. Net sales increased $2,280 million, or 6.4%, in fiscal year 2024 driven primarily by case volume growth and food cost inflation of 2.6%. Gross profit increased $386 million, or 6.3%, to $6,534 million in fiscal year 2024, primarily a result of an increase in total case volume, improved cost of goods sold and pricing optimization, partially offset by an unfavorable year-over-year LIFO adjustment. As a percentage of net sales, gross profit was 17.3% in fiscal year 2024 and 17.3% in fiscal year 2023. Total operating expenses increased $304 million, or 5.9%, to $5,435 million in fiscal year 2024. The increase was primarily a result of an increase in total case volume, higher distribution costs, reflecting increased labor costs, partially offset by continued distribution productivity improvement as well as actions to streamline administrative processes and costs. As a percentage of net sales, operating expenses were 14.3% in fiscal year 2024, compared to 14.4% in fiscal year 2023. 25

Results of Operations

The following table presents selected consolidated results of operations of our business for fiscal years 2024, 2023 and 2022:

	Fiscal Year		
	2024	2023 (in millions)	2022
Consolidated Statements of Operations:			
Net sales	$ 37,877	$ 35,597	$ 34,057
Cost of goods sold	31,343	29,449	28,565
Gross profit	6,534	6,148	5,492
Operating expenses:			
Distribution, selling and administrative costs	5,412	5,117	4,886
Restructuring activity and asset impairment charges	23	14	12
Total operating expenses	5,435	5,131	4,898
Operating income	1,099	1,017	594
Other expense (income)—net	6	(6)	(22)
Interest expense—net	315	324	255
Loss on extinguishment of debt	10	21	—
Recognition of net actuarial loss for pension settlement	124	—	—
Income before income taxes	644	678	361
Income tax provision	150	172	96
Net income	494	506	265
Series A convertible preferred stock dividends	—	(7)	(37)
Net income available to common shareholders	$ 494	$ 499	$ 228
Net income per share:			
Basic	$ 2.05	$ 2.09	$ 1.02
Diluted	$ 2.02	$ 2.02	$ 1.01
Weighted-average number of shares used in per share amounts:			
Basic	241	239	224
Diluted	244	250	226
Percentage of Net Sales:			
Gross profit	17.3 %	17.3 %	16.1 %
Operating expenses	14.3 %	14.4 %	14.4 %
Operating income	2.9 %	2.9 %	1.7 %
Net income	1.3 %	1.4 %	0.8 %
Adjusted EBITDA(1)	4.6 %	4.4 %	3.8 %
Other Data:			
Cash flows—operating activities	$ 1,174	$ 1,140	$ 765
Cash flows—investing activities	(552)	(495)	(255)
Cash flows—financing activities	(831)	(587)	(447)
Capital expenditures	341	309	265
EBITDA(1)	1,397	1,397	988
Adjusted EBITDA(1)	1,741	1,559	1,310
Adjusted Net Income (1)	770	658	538
Free Cash Flow(2)	836	841	510

(1) EBITDA is defined as net income, plus interest expense—net, income tax provision, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (1) restructuring costs and asset impairment charges; (2) share-based compensation expense; (3) the impact of LIFO reserve adjustments; (4) loss on extinguishment of debt; (5) business transformation costs; and (6) other gains, losses, or costs as specified in the agreements governing our indebtedness. Adjusted EBITDA margin is Adjusted EBITDA divided by total net sales. Adjusted Net Income is defined as net income excluding the items used to calculate Adjusted EBITDA listed above and further adjusted for the tax effect of the exclusions and discrete tax items. EBITDA, Adjusted EBITDA, and Adjusted Net Income as presented in this Annual Report are supplemental measures of our performance that are not required by, or presented in accordance with GAAP. They are not measurements of our performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP. For additional information, see the discussion under the caption "Non-GAAP Reconciliations" below.

26

(2) Free Cash Flow is defined as cash flows provided by operating activities and proceeds from sales of property and equipment less cash capital expenditures. Free Cash Flow as presented in this Annual Report is a supplemental measure of our liquidity that is not required by, or presented in accordance with, GAAP. It is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows provided by operating activities, or any other liquidity measures derived in accordance with GAAP. For additional information, see the discussion under the caption “Non-GAAP Reconciliations” below. Non-GAAP Reconciliations We provide EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Free Cash Flow as supplemental measures to GAAP financial measures regarding our operating performance and liquidity. These non-GAAP financial measures, as defined above, exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin provide meaningful supplemental information about our operating performance because they exclude amounts that we do not consider part of our core operating results when assessing our performance. We believe that Adjusted Net Income is a useful measure of operating performance for both management and investors because it excludes items that are not reflective of our core operating performance and provides an additional view of our operating performance including depreciation, interest expense and income taxes on a consistent basis from period to period. We believe that Adjusted Net Income may be used by investors, analysts and other interested parties to facilitate period-over-period comparisons and provides additional clarity as to how factors and trends impact our operating performance. Management uses these non-GAAP financial measures (1) to evaluate our historical and prospective financial performance as well as our performance relative to our competitors as they assist in highlighting trends, (2) to set internal sales targets and spending budgets, (3) to measure operational profitability and the accuracy of forecasting, (4) to assess financial discipline over operational expenditures, and (5) as an important factor in determining variable compensation for management and employees. EBITDA and Adjusted EBITDA are also used in connection with certain covenants and activity restrictions under the agreements governing our indebtedness. We also believe these and similar non-GAAP financial measures are frequently used by securities analysts, investors, and other interested parties to evaluate companies in our industry. EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are not measurements of our performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP. We use Free Cash Flow as a supplemental measure to GAAP financial measures regarding the liquidity of our operations. We measure Free Cash Flow as cash flows provided by operating activities and proceeds from sales of property and equipment less cash capital expenditures. We believe that Free Cash Flow is a useful financial metric to assess our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows provided by operating activities or any other liquidity measures derived in accordance with GAAP. We caution readers that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, and Free Cash Flow may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA, Adjusted EBITDA, Adjusted Net Income or Free Cash Flow in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures. 27

The following table reconciles EBITDA, Adjusted EBITDA, Adjusted Net Income and Free Cash Flow to the most directly comparable GAAP financial performance and liquidity measures for the periods indicated:

	Fiscal Year 2024		Fiscal Year 2023 (in millions)		Fiscal Year 2022	
Net income available to common shareholders and net income margin	$ 494	1.3%	$ 499	1.4%	$ 228	0.7 %
Series A convertible preferred stock dividends	—		(7)		(37)	
Net income and net income margin	494	1.3%	506	1.4%	265	0.8%
Interest expense—net	315		324		255	
Income tax provision	150		172		96	
Depreciation expense	384		349		327	
Amortization expense	54		46		45	
EBITDA and EBITDA margin	1,397	3.7%	1,397	3.9%	988	2.9 %
Adjustments:						
Restructuring activity and asset impairment charges(1)	25		14		12	
Share-based compensation expense (2)	63		56		45	
LIFO reserve adjustment(3)	61		(1)		147	
Loss on extinguishment of debt(4)	10		21		—	
Recognition of net actuarial loss for pension settlement(5)	124		—		—	
Business transformation costs(6)	39		28		52	
Business acquisition, integration related costs, divestitures and other(7)	22		44		66	
Adjusted EBITDA and Adjusted EBITDA margin	1,741	4.6%	1,559	4.4%	1,310	3.8 %
Depreciation expense	(384)		(349)		(327)	
Interest expense—net	(315)		(324)		(255)	
Income tax provision, as adjusted(8)	(272)		(228)		(190)	
Adjusted Net Income	$ 770		$ 658		$ 538	
Cash flow						
Cash flows from operating activities	$ 1,174		$ 1,140		$ 765	
Proceeds from sales of property and equipment	3		10		10	
Capital expenditures	(341)		(309)		(265)	
Free Cash Flow	$ 836		$ 841		$ 510	

(1) Consists primarily of severance and related costs, organizational realignment and asset impairment charges.
(2) Share-based compensation expense for expected vesting of stock awards and employee stock purchase plan.
(3) Represents the impact of LIFO reserve adjustments.
(4) Includes early redemption premium and the write-off of certain pre-existing debt issuance costs. See Note 10, Debt, in our consolidated financial statements for additional information.
(5) Recognition of net actuarial loss for pension settlement represents non-recurring expense for the termination of certain defined benefit plans.
(6) Transformational costs represent non-recurring expenses prior to formal launch of strategic projects with anticipated long-term benefits to the Company. These costs generally relate to third party consulting and non-capitalizable technology. For fiscal year 2024, business transformation costs related to projects associated with information technology infrastructure initiatives and related workforce efficiencies. For fiscal year 2023, business transformation costs related to projects associated with information technology infrastructure initiatives.
(7) Includes: (i) aggregate acquisition, integration related costs and planned divestiture costs of $22 million for fiscal year 2024, $41 million for fiscal year 2023 and $22 million for fiscal year 2022 (ii) CEO sign on bonus of $3 million for fiscal year 2023 (iii) contested proxy and related legal and consulting costs of $21 million for fiscal year 2022; (iv) CEO severance of $5 million for fiscal year 2022; and (v) other gains, losses or costs that we are permitted to add back for purposes of calculating Adjusted EBITDA under certain agreements governing our indebtedness.
(8) Represents our income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of applicable discrete tax items. Applicable discrete tax items include changes in tax laws or rates, changes related to prior year unrecognized tax benefits, discrete changes in valuation allowances, and excess tax benefits associated with share-based compensation. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using a statutory tax rate after taking into account the impact of permanent differences and valuation allowances.

A reconciliation between the GAAP income tax provision and the income tax provision, as adjusted, is as follows:

	Fiscal Year 2024	Fiscal Year 2023 (in millions)	Fiscal Year 2022
GAAP income tax provision	$ 150	$ 172	$ 96
Tax impact of pre-tax income adjustments	96	48	89
Discrete tax items	26	8	5
Income tax provision, as adjusted	$ 272	$ 228	$ 190

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Comparison of Results Fiscal Years Ended December 28, 2024 and December 30, 2023 Highlights • Net sales increased $2,280 million, or 6.4% to $37,877 million in fiscal year 2024. • Total case volume increased 4.2% and independent restaurant case volume increased 4.4% in fiscal year 2024. • Total organic case volume increased 1.4% and organic independent restaurant case volume increased 2.6%. • Operating income increased $82 million to $1,099 million in fiscal year 2024. • Net income available to common shareholders decreased $5 million to $494 million in fiscal year 2024. • Adjusted EBITDA increased $182 million, or 11.7%, to $1,741 million in fiscal year 2024. As a percentage of net sales, Adjusted EBITDA was 4.6% in fiscal year 2024, as compared to 4.4% in fiscal year 2023. Net Sales Net sales increased $2,280 million, or 6.4%, to $37,877 million in fiscal year 2024 driven by case volume growth and food cost inflation of 2.6%. Total case volume increased 4.2% driven by a 4.4% increase in independent restaurant case volume, a 5.7% increase in healthcare volume, a 2.1% increase in hospitality volume and a 3.2% increase in chain volume. Organic broadline sales of private brands represented approximately 34% of net sales in both 2024 and 2023. Gross Profit Gross profit increased $386 million, or 6.3%, to $6,534 million in fiscal year 2024, primarily as a result of an increase in total case volume, improved cost of goods sold and pricing optimization, partially offset by an unfavorable year-over-year LIFO adjustment. Our LIFO method of inventory costing resulted in an expense of $61 million in fiscal year 2024, compared to a gain of $1 million in fiscal year 2023. Gross profit as a percentage of net sales was 17.3% in fiscal years 2024 and 2023. Operating Expenses Operating expenses, comprised of distribution, selling and administrative costs and restructuring activity and asset impairment charges, increased $304 million, or 5.9%, to $5,435 million in fiscal year 2024. Operating expenses increased primarily as a result of an increase in total case volume, higher distribution costs, reflecting increased labor costs, partially offset by continued distribution productivity improvement as well as actions to streamline administrative processes and costs. Operating expenses as a percentage of net sales were 14.3% in fiscal year 2024, compared to 14.4% in fiscal year 2023. Operating Income Our operating income was $1,099 million in fiscal year 2024, compared to operating income of $1,017 million in fiscal year 2023. Operating income as a percentage of net sales was 2.9% in fiscal year 2024 and 2.9% in fiscal year 2023. The increase in operating income was due to the factors discussed in the relevant sections above. Other Expense (Income)—Net Other expense (income)—net includes components of net periodic benefit costs (credits), exclusive of the service cost component associated with our defined benefit and other postretirement plans. We recognized other expense—net of $6 million in 2024 and other income—net of $6 million in 2023, respectively. Other expense—net is due to a increase in the pension benefit interest cost and a decrease in the expected return on assets compared to fiscal year 2023. 29

Interest Expense—Net Interest expense—net decreased $9 million in fiscal year 2024, primarily due to lower outstanding debt in 2024 compared to 2023. Loss on Extinguishment of Debt We recognized a loss on extinguishment of debt of $10 million in fiscal year 2024 due to the amendment of the Company’s Incremental Term Loan Facility due September 13, 2026 (the “2024 Incremental Term Loan Facility”) and repricing of the Company’s Incremental Term Loan Facility due November 22, 2028 (the “2021 Incremental Term Loan Facility”). We recognized a loss on extinguishment of debt of $21 million in fiscal year 2023 due to the repayment of the Company’s 6.25% senior secured notes due April 15, 2025 (the “Secured Senior Notes due 2025”). Recognition of Net Actuarial Loss for Pension Settlement We recognized a net actuarial loss for pension settlement of $124 million in fiscal 2024 due to a termination of certain defined benefit plans. We did not recognize any net actuarial loss for pension settlement in fiscal year 2023. Income Taxes Our effective income tax rate for fiscal year 2024 of 23% varied from the 21% federal corporate income tax rate, primarily as a result of state income taxes and the recognition of various discrete tax items. These discrete tax items included an aggregate tax benefit of $24 million consisting of a tax benefit of $17 million primarily related to a decrease in an unrecognized tax benefit as a result of the expiration of the statute of limitations in several jurisdictions, a tax benefit of $9 million primarily related to excess tax benefits associated with share-based compensation, and a tax expense of $2 million, primarily related to adjustments to prior year tax provision estimates. Our effective income tax rate for fiscal year 2023 of 25% varied from the 21% federal corporate income tax rate, primarily as a result of state income taxes and the recognition of various discrete tax items. These discrete tax items included an aggregate tax benefit of $11 million consisting of a tax benefit of $5 million related to excess tax benefits associated with share-based compensation, a tax benefit of $3 million related to a decrease in an unrecognized tax benefit, and a tax benefit of $3 million, primarily related to adjustments to prior year tax provision estimates. Net Income Our net income available to common shareholders was $494 million in fiscal year 2024, compared to a net income available to common shareholders of $499 million in fiscal year 2023. The decrease in net income available to common shareholders was due to the relevant factors discussed above. Liquidity and Capital Resources Our ongoing operations and strategic objectives require working capital and continuing capital investment. Our primary sources of liquidity include cash provided by operations, as well as access to capital from bank borrowings and other types of debt and financing arrangements. As of December 28, 2024, the Company had approximately $1.5 billion in cash and available liquidity. Indebtedness The aggregate carrying value of our indebtedness was $4,928 million, net of $28 million of unamortized deferred financing costs, as of December 28, 2024. We had $223 million outstanding borrowings and had issued letters of credit totaling $592 million under the ABL Facility as of December 28, 2024. There was remaining capacity of $1,485 million under the ABL Facility based on our borrowing base as of December 28, 2024. The Company’s 6.875% Senior Notes due 2028 (the “Unsecured Senior Notes due 2028”) had an outstanding balance of $496 million, net of $4 million of unamortized deferred financing costs, as of December 28, 2024. The Company’s 4.750% Senior Notes due 2029 (the “Unsecured Senior Notes due 2029”), had an outstanding balance of $895 million, net of $5 million of unamortized deferred financing costs, as of December 28, 2024. The Company’s 4.630% Senior Notes due 2030 (the “Unsecured Senior Notes due 2030”) had an outstanding balance of $497 million, net of $3 million of unamortized deferred financing costs, as of December 28, 2024. The Company’s 7.250% Senior Notes due 2032 (the “Unsecured Senior Notes due 2032”) had an outstanding balance of $496 million, net of $4 million of unamortized deferred financing costs, as of December 28, 2024. 30

The Company’s 5.75% Senior Notes due 2033 (the “Unsecured Senior Notes due 2033”) had an outstanding balance of $496 million net of $4 million of unamortized deferred financing costs, as of December 28, 2024. The 2021 Incremental Term Loan Facility had a carrying value of $610 million, with no unamortized deferred financing costs, as of December 28, 2024. The 2024 Incremental Term Loan Facility borrowed in October 2024 had a carrying value of $717 million, net of $8 million of unamortized deferred financing costs, as of December 28, 2024. The Amended and Restated Term Loan Credit Agreement, dated as of June 27, 2016 (as amended, the “Term Loan Credit Agreement”) provides USF with the 2021 Incremental Term Loan Facility and the 2024 Incremental Term Loan Facility. We also had $490 million of obligations under financing leases for transportation equipment and building leases as of December 28, 2024. The ABL Facility will mature in 2027. The 2021 Incremental Term Loan Facility and the 2024 Incremental Term Loan Facility will mature in 2028 and 2031, respectively. As economic conditions permit, we will consider opportunities to repurchase, refinance or otherwise reduce our debt obligations on favorable terms. Any potential debt reduction or refinancing could require significant use of our available liquidity and capital resources. We believe that the combination of cash generated from operations, together with borrowing capacity under the agreements governing our indebtedness and other financing arrangements, will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months as well as beyond 12 months. The agreements governing our indebtedness contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on our assets, pay dividends, or engage in mergers or consolidations. For additional information, see Item 1A of Part I, “Risk Factors-Risks Relating to Our Indebtedness.” The Company had approximately $2.4 billion of restricted payment capacity under these covenants and approximately $2.1 billion of its net assets were restricted after taking into consideration the net deferred tax assets and intercompany balances that eliminate in consolidation as of December 28, 2024. Every quarter, we review rating agency changes for all of the lenders that have a continuing obligation to provide us with funding. We are not aware of any facts that indicate our lenders will not be able to comply with the contractual terms of their agreements with us. We continue to monitor the credit markets generally and the strength of our lender counterparties. From time to time, we may repurchase or otherwise retire our debt and take other steps to reduce our debt or otherwise improve our leverage. These actions may include open market repurchases, negotiated repurchases, and other retirements of outstanding debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, our debt trading levels, our cash position, and other considerations. Any potential debt reduction or other debt retirement could require significant use of our other available liquidity and capital resources. See Note 10, Debt, in our consolidated financial statements for a further description of our indebtedness. Cash Flows The following table presents condensed highlights from our Consolidated Statements of Cash Flows for fiscal years 2024 and 2023: Fiscal Year 2024 2023 (in millions) Net income $ 494 $ 506 Changes in operating assets and liabilities 18 117 Other adjustments 662 517 Net cash provided by operating activities 1,174 1,140 Net cash used in investing activities (552) (495) Net cash used by financing activities (831) (587) Net increase in cash, cash equivalents and restricted cash (209) 58 Cash, cash equivalents and restricted cash—beginning of year 269 211 Cash, cash equivalents and restricted cash—end of year $ 60 $ 269 Operating Activities Cash flows provided by operating activities increased $34 million to $1,174 million in fiscal year 2024 driven by changes in operating assets and liabilities. Net cash provided by operating activities in fiscal year 2023 benefited from higher net income and changes in operating assets and liabilities. 31

Investing Activities Cash flows used in investing activities in fiscal years 2024 and 2023 included cash expenditures of $341 million and $309 million, respectively, and related to investments in information technology, new construction and expansion of distribution facilities and property and equipment for fleet replacement. Cash flows used in investing activities in fiscal year 2024 also included $214 million cash purchase price for the acquisition of IWC Food Service. Cash flows used in investing activities in fiscal year 2023 also included $140 million cash purchase price for the acquisition of Renzi Food Service and $56 million cash purchase price for the acquisition of Saladino’s. We expect total cash capital expenditures in fiscal year 2025 to be between $375 million and $425 million. We expect to fund our capital expenditures with available cash or cash generated from operations and through fleet financing. Financing Activities Cash flows used in financing activities in fiscal year 2024 included $112 million of scheduled payments under our Term Loan Facilities and financing leases, $1,217 million for repayment of the 2019 Incremental Term Loan Facility and paydown of the 2021 Incremental Term Loan Facility, $14 million in principal payments for the repricing of the 2021 Incremental Term Loan Facility and $13 million of financing fees related to the repayment of the 2019 Incremental Term Loan Facility and the 2021 Incremental Term Loan Facility repricing, $223 million in net proceeds under the ABL Facility, $725 million from the 2024 Incremental Term Loan Facility issuance and $500 million from the 2033 Unsecured Senior Note issuance. Financing activities in fiscal year 2024 also included $948 million of common stock repurchased, exclusive of approximately $10 million of fees, commissions and the related 1% of excise tax under the Amended Share Repurchase Program, $28 million of proceeds received from stock purchases under our employee stock purchase plan and $15 million of proceeds from the exercise of employee stock options, which were offset by $21 million of employee tax withholdings paid in connection with the vesting of stock awards. We incurred approximately $5 million of lender fees and third-party costs in connection with our issuance of the 2033 Unsecured Senior Notes, which were capitalized as deferred financing costs. We incurred approximately $8 million total of lender fees and third- party costs in connection with the repayment of the 2019 Incremental Term Loan Facility, consisting of a $2 million original issue discount fee related to the 2019 Incremental Term Loan Facility and $6 million of costs associated related to the issuance of the 2024 Incremental Term Loan Facility of which $5 million was capitalized as deferred financing costs. We incurred approximately $1 million total of lender fees and third-party costs in connection with the repricing of the 2021 Incremental Term Loan Facility, which were capitalized as deferred financing costs. Cash flows used in financing activities in fiscal year 2023 included $125 million of scheduled payments under our Term Loan Facilities and financing leases, $1 billion for refinancing of the Secured Senior Notes due 2025, $10 million of financing fees related to the refinancing, $65 million of voluntary prepayments of our 2021 Incremental Term Loan Facility, $120 million of voluntary prepayments of our 2019 Incremental Term Loan Facility, $3 million associated with interest rate cap purchases and $7 million of dividends on our Series A Preferred Stock. Financing activities in fiscal year 2023 also included $294 million of common stock repurchased under the Original Share Repurchase Program, $24 million of proceeds received from stock purchases under our employee stock purchase plan and $26 million of proceeds from the exercise of employee stock options, which were offset by $12 million of employee tax withholdings paid in connection with the vesting of stock awards. We incurred approximately $26 million of lender fees and third-party costs in connection with our issuance of the Unsecured Senior Notes due 2028 and the Unsecured Senior Notes due 2032, consisting of a $16 million prepayment premium related to the Secured Senior Notes due 2025 and $10 million of costs associated with the issuance of the Unsecured Senior Notes due 2028 and the Unsecured Senior Notes due 2032, which were capitalized as deferred financing costs. We incurred approximately $1 million total of lender fees and third-party costs in connection with the repricing of the 2021 Incremental Term Loan Facility, which were capitalized as deferred financing costs. Other Obligations and Commitments The Company’s cash requirements within the next twelve months include the current portion of long-term debt, accounts payable and accrued liabilities, other current liabilities, and purchase commitments and other obligations. We expect the cash required to meet these obligations to be primarily generated through a combination of cash from operations and access to capital from financial markets. Our long-term cash requirements under our various contractual obligations and commitments include: • Debt, including financing lease obligations – See Note 10, Debt, in our consolidated financial statements for further detail of our debt and the timing of expected future principal payments. • Operating and finance lease obligations – See Note 16, Leases, in our consolidated financial statements for further detail of our obligations and the timing of expected future payments. 32

• Pension plans and other postretirement benefit contributions – We sponsor a defined benefit plan that pays benefits to eligible employees at retirement. On October 31, 2024, the Company terminated and settled the majority of the defined benefit plan. In addition, we provide certain postretirement health and welfare benefits to eligible retirees and their dependents. See Note 17, Retirement Plans, in our consolidated financial statements for further detail of our obligations and the timing of expected future payments. • Self-insured liabilities – We are self-insured for general liability, fleet liability and workers’ compensation claims. Claims in excess of certain levels are insured by external parties. See Note 11, Accrued Expenses and Other Long-Term Liabilities, in our consolidated financial statements for further detail of our obligations and the expected timing of expected future payments. • Purchase and Other Obligations – The Company enters into purchase orders with vendors and other parties in the ordinary course of business and has a limited number of purchase contracts with certain vendors that require it to buy a predetermined volume of products. Purchase obligations also include amounts committed with various third-party service providers to provide information technology services for periods up to fiscal 2029. See Note 21, Commitments and Contingencies, in our consolidated financial statements for further detail of our obligations and the expected timing of expected future payments. We believe the following sources will be sufficient to meet our anticipated cash requirements for at least the next twelve months, while maintaining sufficient liquidity for normal operating purposes: • Our cash flow from operations; • The availability of additional capital under our existing ABL Facility; and • Our availability to access capital from financial markets. Retirement Plans We sponsor a defined benefit plan that pays benefits to eligible participants at retirement. Only certain union associates are eligible to participate and continue to accrue benefits under the plan per the collective bargaining agreements. The plan is closed and frozen to all other employees. In addition, we provide certain postretirement health and welfare benefits to eligible retirees and their dependents. On October 31, 2024, the Company terminated and settled the majority of the defined benefit plan. See Note 17, Retirement Plans, in our consolidated financial statements for further detail on the plan termination. We did not make significant contributions to the Company-sponsored defined benefit and other postretirement plans in fiscal years 2024 and 2023. We do not expect to make any contributions in 2025. Certain employees are eligible to participate in our 401(k) savings plan. We made employer matching contributions to the 401(k) plan of $82 million and $65 million in fiscal years 2024 and 2023, respectively. We also are required to contribute to various multiemployer pension plans under the terms of certain of our CBAs. Our contributions to these plans were $57 million and $55 million in fiscal years 2024 and 2023, respectively. Off-Balance Sheet Arrangements We had entered into $592 million of letters of credit, primarily in favor of certain commercial insurers to secure obligations with respect to our insurance programs and certain real estate leases, under the ABL Facility as of December 28, 2024. In the quarter ending December 28, 2024, we entered into approximately $58 million of surety bonds, primarily in favor of certain commercial insurers to secure obligations with respect to our insurance programs. In certain cases, surety bonds may be used as an alternative to letters of credit. Except as disclosed above, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources. Critical Accounting Policies and Estimates Except as otherwise set forth herein, we have prepared the financial information in this Annual Report in accordance with GAAP. Preparing these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during these reporting periods. We base our estimates and judgments on historical experience and other factors we believe are reasonable under the circumstances. These assumptions form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our most critical accounting policies and estimates pertain to the valuation of goodwill and other intangible assets, vendor consideration and income taxes. 33

Valuation of Goodwill and Other Intangible Assets Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the tangible net assets recorded in connection with each acquisition. Other intangible assets include customer relationships, amortizable trade names, noncompete agreements, the brand names comprising our portfolio of private brands, and trademarks. We assess goodwill and other intangible assets with indefinite lives for impairment each year, or more frequently if events or changes in circumstances indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment as of the beginning of each fiscal third quarter. For other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. For goodwill, the reporting unit used in assessing impairment is the Company’s one business segment as described in Note 23, Business Information, in our consolidated financial statements. Our fiscal year 2024 assessment for impairment of goodwill was performed using a qualitative approach to determine, as of the date of the assessment, whether it was more likely than not that the fair value of goodwill was less than its carrying value. In performing the qualitative assessment, we identified and considered the significance of relevant key factors, events, and circumstances that affect the fair value of goodwill. These factors include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. Based on our qualitative fiscal year 2024 annual impairment analysis for goodwill, we concluded that it is more likely than not that the fair value of goodwill exceeded its carrying value. Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a relief from royalty method, including key assumptions such as the long-term growth rates of future revenues, the royalty rate for such revenue, and a discount rate. The fair value of each intangible asset is determined for comparison to the corresponding carrying value. If the carrying value of the asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Based on our fiscal year 2024 annual impairment analysis for indefinite-lived intangible assets, we concluded that the fair value of our trademark indefinite-lived intangible asset and brand name indefinite-lived intangible asset exceeded their respective carrying values by substantial margins. These margins would not be materially impacted by a 5% increase in the discount rate. The recoverability of our indefinite-lived intangible assets could be impacted if estimated future cash flows are not achieved. Due to the many variables inherent in estimating fair value and the relative size of the indefinite-lived intangible assets, differences in assumptions could have a material effect on the results of the Company’s impairment analysis in future periods. Vendor Consideration We participate in various rebate and promotional incentives with our suppliers, primarily through purchase-based programs. The amount and timing of recognition of consideration under these incentives requires management judgment and estimates. Consideration under these incentives is estimated during the year based on historical and forecasted purchasing activity, as our obligations under the programs are fulfilled primarily when products are purchased. Consideration is typically received in the form of invoice deductions, or less often in the form of cash payments. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change. Historically, adjustments to our estimates for vendor consideration or related allowances have not been significant, and we do not expect adjustments to our estimates for vendor consideration or related allowances to be significant in the next 12 months. Income Taxes We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. 34

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. We adjust the amounts recorded for uncertain tax positions when our judgment changes as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined. The Company estimates it is reasonably possible that the liability for unrecognized tax benefits will decrease by up to $1 million in the next 12 months as a result of the completion of various tax audits currently in process and the expiration of the statute of limitations in several jurisdictions. Our uncertain tax positions contain uncertainties because management is required to make assumptions and to apply judgment in estimating the exposures associated with our various filing positions. We believe that the judgments and estimates discussed herein are reasonable; however, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which an uncertain tax position has been established, or pay amounts in excess of recorded positions, our effective income tax rate could be materially affected. An unfavorable tax settlement would generally require use of our cash and may result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective income tax rate in the period of resolution. Recent Accounting Pronouncements For a discussion of recent accounting pronouncements, see Note 3, Recent Accounting Pronouncements, in our consolidated financial statements. Item 7A. Quantitative and Qualitative Disclosures about Market Risk We are exposed to certain risks arising from both our business operations and overall economic conditions. Our market risks include interest rate risk and fuel price risk. We do not enter into derivatives or other financial instruments for trading or speculative purposes. Interest Rate Risk Our debt exposes us to risk of fluctuations in interest rates. Floating rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at higher rates. We manage our debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate hedges as a tool to achieve that position. In April 2023, the Company entered into two two-year rate cap agreements, which will each mature on April 30, 2025 with a total notional amount of $450 million. The interest rate cap agreements will effectively cap the interest rate on approximately 34% of the principal amount of the Term Loan Facilities. The Company’s maximum exposure to the variable component of the interest rate on the Term Loan Facilities will be 5% on the notional amount covered by the interest rate cap agreements. We may, in the future, enter into additional interest rate hedges, the risks of which include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties. After considering interest rate caps that fixed the interest rate on a total notional amount of $450 million of the current principal amount of the Term Loan Facilities, approximately 32% of the principal amount of our debt bore interest at floating rates based on Term SOFR or an alternative reference rate, as defined in our credit agreements, as of December 28, 2024. A hypothetical 1% change in the applicable rate would cause the interest expense on our floating rate debt to change by approximately $17 million per year (see Note 10, Debt, in our consolidated financial statements). Fuel Price Risk We are also exposed to risk due to fluctuations in the price and availability of diesel fuel. We require significant quantities of diesel fuel for our vehicle fleet, and the price and supply of diesel fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, regional production patterns, weather conditions and environmental concerns. Increases in the cost of diesel fuel can negatively affect consumer confidence and discretionary spending and increase the prices we pay for products, and the costs we incur to deliver products to our customers. Fuel costs related to outbound deliveries approximated $171 million during the fiscal year ended December 28, 2024. Our activities to minimize fuel cost risk include route optimization, improving fleet utilization, assessing fuel surcharges and enhancing fleet technology and transitioning to alternative fuel sources, including electric vehicles. We typically directly offset approximately 41% of the increases in fuel costs through fuel surcharges to customers. We also enter into forward purchase commitments for a portion of our projected diesel fuel requirements. As of December 28, 2024, we had diesel fuel forward purchase commitments totaling $33 million, which fix approximately 30% of our projected diesel fuel purchase needs through December 2025. Using current published market price projections for diesel and estimated fuel consumption needs, a hypothetical 10% unfavorable change in diesel prices from the market price could result in approximately $12 million in additional fuel cost on uncommitted volumes through December 2025. 35

Item 8. Financial Statements and Supplementary Data INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page No. Audited Consolidated Financial Statements Report of Independent Registered Public Accounting Firm (PCAOB ID: 34 ) 37 Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023 39 Consolidated Statements of Comprehensive Income for the Fiscal Years Ended December 28, 2024, December 30, 2023 and December 31, 2022 40 Consolidated Statements of Shareholders’ Equity for the Fiscal Years Ended December 28, 2024, December 30, 2023 and December 31, 2022 41 Consolidated Statements of Cash Flows for the Fiscal Years Ended December 28, 2024, December 30, 2023 and December 31, 2022 42 Notes to Consolidated Financial Statements 43 36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of US Foods Holding Corp. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of US Foods Holding Corp. and subsidiaries (the “Company”) as of December 28, 2024 and December 30, 2023, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 28, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Vendor Consideration - Refer to Note 2 to the financial statements. Critical Audit Matter Description The Company receives rebates and incentives from certain suppliers, primarily through purchase-based programs. Consideration earned under these incentives is estimated during the year based on purchasing activity, as obligations under the program are fulfilled primarily as products are purchased. Consideration is typically received in the form of invoice reductions to be applied against the amounts owed to the Company’s vendors, or less often in the form of cash payments. The purchase-based incentives are recorded as a reduction to inventory as they are earned based on inventory purchases. As the related inventory is sold, the amounts are recorded as a reduction to cost of goods sold. Vendor receivables represent the uncollected balance of vendor consideration. Although many of these incentives are under long-term agreements others are negotiated on an annual basis or shorter. We identified vendor consideration as a critical audit matter due to the extent of audit effort required to evaluate whether vendor consideration is recorded in accordance with the terms of the vendor agreements. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the evaluation of the vendor agreements included the following, among others: 37

• We tested the design and operating effectiveness of controls over the calculation of the amount recorded and the accuracy of the agreement information input in the system utilized to calculate the amount of vendor consideration recorded. • We selected samples of vendor consideration recorded and (1) confirmed the amount recorded directly with the vendors or (2) recalculated vendor consideration amounts recorded by the Company using the terms of the executed vendor agreement. • We selected a sample of inventory on hand and evaluated whether the related vendor consideration was properly recognized at and during the period ended December 28, 2024. • We selected a sample of deductions made on payments to vendors after period end and evaluated whether the vendor consideration was properly recorded at December 28, 2024. • We tested the amount of vendor consideration recorded as a reduction to inventory by developing an independent expectation for the amount based on historical ratios experienced by the Company and comparing our expectation to the amount recorded in the current year. /s/ DELOITTE & TOUCHE LLP Chicago, Illinois February 13, 2025 We have served as the Company’s auditor since 2006. 38

US FOODS HOLDING CORP. CONSOLIDATED BALANCE SHEETS (In millions, except par value) December 28, 2024 December 30, 2023 ASSETS Current assets: Cash and cash equivalents $ 59 $ 269 Accounts receivable, less allowances of $24 and $18 1,957 1,854 Vendor receivables, less allowances of $7 and $5 167 156 Inventories—net 1,626 1,600 Prepaid expenses 146 138 Assets held for sale 8 — Other current assets 11 14 Total current assets 3,974 4,031 Property and equipment—net 2,398 2,280 Goodwill 5,766 5,697 Other intangibles—net 836 803 Other assets 429 376 Noncurrent assets held for sale 33 — Total assets $ 13,436 $ 13,187 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities: Cash overdraft liability $ 216 $ 220 Accounts payable 2,231 2,051 Accrued expenses and other current liabilities 732 731 Current portion of long-term debt 109 110 Liabilities held for sale 8 — Total current liabilities 3,296 3,112 Long-term debt 4,819 4,564 Deferred tax liabilities 335 293 Other long-term liabilities 447 469 Noncurrent liabilities held for sale 11 — Total liabilities 8,908 8,438 Commitments and contingencies (Note 21) Shareholders' equity: Common stock, $0.01 par value—600 shares authorized; 254.7 issued and 230.5 outstanding as of December 28, 2024, and 252.9 issued and 245.1 outstanding as of December 30, 2023, respectively 3 3 Additional paid-in capital 3,748 3,663 Retained earnings 2,003 1,509 Accumulated other comprehensive income (loss) 43 (115) Treasury Stock, 24.2 and 7.8 shares, respectively (1,269) (311) Total shareholders’ equity 4,528 4,749 Total liabilities and shareholders’ equity $ 13,436 $ 13,187 See Notes to Consolidated Financial Statements. 39

US FOODS HOLDING CORP. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In millions, except per share data) Fiscal Years Ended December 28, 2024 December 30, 2023 December 31, 2022 Net sales $ 37,877 $ 35,597 $ 34,057 Cost of goods sold 31,343 29,449 28,565 Gross profit 6,534 6,148 5,492 Operating expenses: Distribution, selling and administrative costs 5,412 5,117 4,886 Restructuring activity and asset impairment charges 23 14 12 Total operating expenses 5,435 5,131 4,898 Operating income 1,099 1,017 594 Other expense (income)—net 6 (6) (22) Interest expense—net 315 324 255 Loss on extinguishment of debt 10 21 — Recognition of net actuarial loss for pension settlement 124 — — Income before income taxes 644 678 361 Income tax provision 150 172 96 Net income 494 506 265 Other comprehensive income—net of tax: Changes in retirement benefit obligations 158 (43) (54) Loss on pension settlement (124) — — Interest rate hedge activity — 1 — Comprehensive income $ 528 $ 464 $ 211 Net income $ 494 $ 506 $ 265 Series A convertible preferred stock dividends — (7) (37) Net income available to common shareholders $ 494 $ 499 $ 228 Net income per share: Basic $ 2.05 $ 2.09 $ 1.02 Diluted $ 2.02 $ 2.02 $ 1.01 Weighted-average common shares outstanding Basic 241 239 224 Diluted 244 250 226 See Notes to Consolidated Financial Statements. 40

US FOODS HOLDING CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In millions)

	Number of Common Shares	Common Shares at Par Value	Additional Paid-In Capital	Retained Earnings	Number of Treasury Shares	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE—January 1, 2022	223.0	$ 2	$ 2,970	$ 782	—	$ —	$ (19)	$ 3,735
Share-based compensation expense	—	—	45	—	—	—	—	45
Proceeds from employee stock purchase plan	0.8	—	22	—	—	—	—	22
Vested restricted stock units, net	0.8	—	—	—	—	—	—	—
Exercise of stock options	0.6	—	15	—	—	—	—	15
Tax withholding payments for net share-settled equity awards	—	—	(16)	—	—	—	—	(16)
Series A convertible preferred stock dividends	—	—	—	(37)	—	—	—	(37)
Changes in retirement benefit obligations, net of income tax	—	—	—	—	—	—	(54)	(54)
Common stock repurchased	—	—	—	—	0.4	(14)	—	(14)
Net income	—	—	—	265	—	—	—	265
BALANCE—December 31, 2022	225.2	$ 2	$ 3,036	$ 1,010	0.4	$ (14)	$ (73)	$ 3,961
Share-based compensation expense	—	—	56	—	—	—	—	56
Proceeds from employee stock purchase plan	0.7	—	24	—	—	—	—	24
Vested restricted stock units, net	0.8	—	—	—	—	—	—	—
Exercise of stock options	1.2	—	25	—	—	—	—	25
Tax withholding payments for net share-settled equity awards	—	—	(12)	—	—	—	—	(12)
Series A convertible preferred stock conversion to common stock	25.0	1	534	—	—	—	—	535
Series A convertible preferred stock dividends	—	—	—	(7)	—	—	—	(7)
Changes in retirement benefit obligations, net of income tax	—	—	—	—	—	—	(43)	(43)
Interest rate hedge activity, net of income tax	—	—	—	—	—	—	1	1
Common stock repurchased	—	—	—	—	7.4	(294)	—	(294)
Excise tax on common stock repurchases	—	—	—	—	—	(3)	—	(3)
Net income	—	—	—	506	—	—	—	506
BALANCE—December 30, 2023	252.9	$ 3	$ 3,663	$ 1,509	7.8	$ (311)	$ (115)	$ 4,749
Share-based compensation expense	—	—	63	—	—	—	—	63
Proceeds from employee share purchase plan	0.4	—	28	—	—	—	—	28
Vested restricted stock units, net	0.7	—	—	—	—	—	—	—
Exercise of stock options	0.7	—	15	—	—	—	—	15
Tax withholding payments for net share-settled equity awards	—	—	(21)	—	—	—	—	(21)
Changes in retirement benefit obligations, net of income tax	—	—	—	—	—	—	158	158
Common stock repurchased	—	—	—	—	16.4	(958)	—	(958)
Net income	—	—	—	494	—	—	—	494
BALANCE—December 28, 2024	254.7	$ 3	$ 3,748	$ 2,003	24.2	$ (1,269)	$ 43	$ 4,528

See Notes to Consolidated Financial Statements.

41

US FOODS HOLDING CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions) Fiscal Years Ended December 28, 2024 December 30, 2023 December 31, 2022 Cash flows from operating activities: Net income $ 494 $ 506 $ 265 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 438 395 372 Gain on disposal of property and equipment—net (1) (6) (5) Tangible asset impairment charges — 1 10 Loss on extinguishment of debt 10 21 — Loss on pension settlement 124 — — Amortization of deferred financing costs 9 17 12 Deferred tax (benefit) provision (10) 9 17 Share-based compensation expense 63 56 45 Provision for doubtful accounts 29 24 6 Changes in operating assets and liabilities, net of business acquisitions: Increase in receivables (140) (157) (240) (Increase) decrease in inventories (16) 61 70 Decrease (increase) in prepaid expenses and other assets 38 (67) (24) Increase in accounts payable and cash overdraft liability 170 200 193 (Decrease) increase in accrued expenses and other liabilities (34) 80 44 Net cash provided by operating activities 1,174 1,140 765 Cash flows from investing activities: Acquisition of businesses—net of cash received (214) (196) — Proceeds from sales of property and equipment 3 10 10 Purchases of property and equipment (341) (309) (265) Net cash used in investing activities (552) (495) (255) Cash flows from financing activities: Repurchase of Senior Note Debt — (1,000) — Issuance of new Senior Note Debt 500 1,000 — Principal payments on debt refinancing (1,217) — — Proceeds from Term Loan Issuance 725 — — Principal payments on debt repricing (14) (43) — Proceeds from debt repricing 14 43 — Proceeds from debt borrowings 4,896 456 1,207 Principal payments on debt and financing leases (4,796) (766) (1,620) Dividends paid on Series A convertible preferred stock — (7) (37) Debt financing costs and fees (13) (11) (4) Repurchase of common stock (948) (294) (14) Proceeds from employee stock purchase plan 28 24 22 Proceeds from exercise of stock options 15 26 15 Purchase of interest rate caps — (3) — Tax withholding payments for net share-settled equity awards (21) (12) (16) Net cash used in financing activities (831) (587) (447) Net (decrease) increase in cash, cash equivalents and restricted cash (209) 58 63 Cash, cash equivalents and restricted cash—beginning of year 269 211 148 Cash, cash equivalents and restricted cash—end of year $ 60 $ 269 $ 211 Supplemental disclosures of cash flow information: Conversion of Series A Convertible Preferred Stock $ — $ 534 $ — Interest paid—net of amounts capitalized 284 294 243 Income taxes paid—net 181 161 68 Property and equipment purchases included in accounts payable 47 39 36 Leased assets obtained in exchange for financing lease liabilities 145 125 207 Leased assets obtained in exchange for operating lease liabilities 35 67 41 Cashless exercise of stock options 5 2 1 Cash and cash equivalents presentation: Cash and cash equivalents $ 59 $ 269 $ 211 Assets held for sale 1 — — Total cash and cash equivalents $ 60 $ 269 $ 211 See Notes to Consolidated Financial Statements. 42

US FOODS HOLDING CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts in tables in millions, except share and per share data, unless otherwise noted) 1. OVERVIEW AND BASIS OF PRESENTATION US Foods Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to in these consolidated financial statements and notes as “we,” “our,” “us,” the “Company” or “US Foods.” US Foods Holding Corp. conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“USF”) and its subsidiaries. All of the Company’s indebtedness, as further described in Note 10, Debt, is a direct obligation of USF and its subsidiaries. Business Description—The Company, through USF, operates in one business segment in which it markets, sells and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the U.S. These customers include independently owned single and multi-unit restaurants, regional concepts, national restaurant chains, hospitals, nursing homes, hotels and motels, country clubs, government and military organizations, colleges and universities and retail locations. Basis of Presentation—The Company operates on a 52 or 53-week fiscal year, with all periods ending on a Saturday. When a 53-week fiscal year occurs, the Company reports the additional week in the fiscal fourth quarter. The fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022, referred to herein as fiscal years 2024, 2023 and 2022, respectively, were 52-week fiscal years. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Principles of Consolidation—The Company’s consolidated financial statements include the accounts of US Foods and its wholly owned subsidiary, USF, and its subsidiaries. Intercompany transactions have been eliminated in consolidation. Use of Estimates—The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three or fewer months to be cash equivalents. Accounts Receivable—Accounts receivable represent amounts due from customers in the ordinary course of business and are recorded at the invoiced amount and do not bear interest. Receivables are presented net of the allowance for credit losses in the Company’s accompanying Consolidated Balance Sheets. The Company performs on-going credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by the review of their current credit information. Collections and payments from customers are continuously monitored. The Company evaluates the collectability of its accounts receivable and determines the appropriate allowance for credit losses based on a combination of factors. The Company maintains an allowance for credit losses, which is based upon historical experience, future expected losses, as well as specific customer collection issues that have been identified. The Company uses specific criteria to determine uncollectible receivables to be written off, including bankruptcy, accounts referred to outside parties for collection and accounts past due over specified periods. Vendor Consideration and Receivables—The Company participates in various rebate and promotional incentives with its suppliers, primarily through purchase-based programs. Consideration earned is estimated during the year as the Company’s obligations under the programs are fulfilled, which is primarily when products are purchased. Changes in the estimated amount of incentives earned are recognized in the period of change. Vendor consideration is typically deducted from invoices or collected in cash within 30 days of being earned. Vendor receivables represent the uncollected balance of vendor consideration. Since collections occur primarily from deducting the consideration from the amounts due to the vendor, the Company does not experience significant collectability issues. The Company evaluates the collectability of its vendor receivables based on specific vendor information and vendor collection history. Inventories—The Company’s inventories, consisting mainly of food and other food-related products, are primarily considered finished goods. Inventory costs include the purchase price of the product, freight costs to deliver it to the Company’s distribution and retail facilities and depreciation and labor related to processing facilities and equipment, and are net of certain cash or non-cash consideration received from vendors. The Company assesses the need for valuation allowances for slow- moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items and overall economic conditions. 43

The Company records inventories at the lower of cost or market primarily using the last-in, first-out (“LIFO”) method. For LIFO based inventories, the base year values of beginning and ending inventories are determined using the inventory price index computation method. This “links” current costs to original costs in the base year when the Company adopted LIFO. As of December 28, 2024 and December 30, 2023, LIFO reserves in the Company’s Consolidated Balance Sheets were $549 million and $488 million, respectively. As a result of changes in LIFO reserves, cost of goods sold increased $61 million in 2024, decreased $1 million in 2023, and increased $147 million in 2022. Held for Sale—Assets and liabilities to be disposed of by sale ("disposal groups") are reclassified into assets and liabilities held for sale on the Company’s Consolidated Balance Sheets. The reclassification occurs when all the held for sale criteria have been met. Disposal groups are measured at the lower of carrying value or fair value less costs to sell. Assets held for sale are not depreciated or amortized. The Company assesses the recoverability of its disposal groups each reporting period it remains classified as held for sale and if its carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Property and Equipment—Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Property and equipment under financing leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the related lease or the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities or development of software for internal use are capitalized as one of the elements of cost and are amortized over the useful life of the respective assets. Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows do not exceed the carrying value, the carrying value is compared to the fair value of such asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess. Impairments resulting from restructuring activities are recorded as a component of restructuring costs and asset impairment charges in the Company’s Consolidated Statements of Comprehensive Income, and a reduction of the asset’s carrying value in the Company’s Consolidated Balance Sheets. Goodwill and Other Intangible Assets—Goodwill includes the cost of acquired businesses in excess of the fair value of the tangible and other intangible net assets acquired. Other intangible assets include customer relationships, noncompete agreements, amortizable trade names, the brand names, which are non-amortizing but subject to impairment assessments as described below. The Company assesses goodwill and other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, the Company’s policy is to assess for impairment as of the beginning of each fiscal third quarter. For intangible assets with definite lives, the Company assesses impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. The reporting unit used in assessing goodwill impairment is the Company’s one business segment as described in Note 23, and all goodwill is assigned to the consolidated Company. Impairments are recorded as a component of restructuring costs and asset impairment charges in the Company’s Consolidated Statements of Comprehensive Income, and a reduction of the asset’s carrying value in the Company’s Consolidated Balance Sheets. Self-Insurance Programs—The Company estimates its liabilities for claims covering general, fleet, and workers’ compensation. Amounts in excess of certain levels, which range from $1 million to $15 million per occurrence, are insured as a risk reduction strategy to mitigate catastrophic losses. The workers’ compensation liability is discounted, as the amount and timing of cash payments is reliably determinable given the nature of benefits and the level of historic claim volume to support the actuarial assumptions and judgments used to derive the expected loss payment pattern. The amount accrued is discounted using an interest rate that approximates the U.S. Treasury rate consistent with the duration of the liability. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates. We are primarily self-insured for group medical claims not covered under multiemployer health plans covering certain of our union-represented employees. The Company accrues its self-insured medical liability, including an estimate for incurred but not reported claims, based on known claims and past claims history. These accruals are included in accrued expenses and other current liabilities and other long-term liabilities in the Company’s Consolidated Balance Sheets. Share-Based Compensation—The Company measures compensation expense for share-based awards at fair value as of the date of grant, and recognizes compensation expense over the service period for awards, and as applicable based upon predetermined financial performance conditions for performance share-based awards. Forfeitures are recognized as incurred. 44

Fair value of each option is estimated as of the date of grant using a Black-Scholes option-pricing model. The fair value of time-based and other performance based awards is the closing price per share for the Company’s common stock as reported on the New York Stock Exchange. The fair value of the market performance based awards is estimated using a Monte-Carlo simulation. Shares issued as a result of stock options exercises will be funded with the issuance of new shares. Compensation expense related to our employee stock purchase plan, which allows eligible employees to purchase our common stock at a discount of 15% represents the difference between the fair market value as of acquisition date and the employee purchase price. Treasury Stock— The company records treasury stock purchases at cost plus excise tax. Business Acquisitions—The Company accounts for business acquisitions under the acquisition method. Assets acquired and liabilities assumed are recorded at fair value as of the acquisition date. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition. Cost of Goods Sold—Cost of goods sold includes amounts paid to vendors for products sold, net of vendor consideration, including in-bound freight necessary to bring the products to the Company’s distribution facilities. Depreciation related to processing facilities and equipment is presented in cost of goods sold. Because the majority of the inventories are finished goods, depreciation related to warehouse facilities and equipment is presented in distribution, selling and administrative costs. See “Inventories” above for discussion of the LIFO impact on cost of goods sold. Shipping and Handling Costs—Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in distribution, selling and administrative costs. Shipping and handling costs were $2.6 billion, $2.4 billion and $2.3 billion in fiscal years 2024, 2023 and 2022, respectively. Income Taxes—The Company accounts for income taxes under the asset and liability method. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. The Company adjusts the amounts recorded for uncertain tax positions when its judgment changes, as a result of evaluating new information not previously available. These differences are reflected as increases or decreases to income tax expense or benefit in the period in which they are determined. Derivative Financial Instruments—The Company has utilized derivative financial instruments to assist in managing its exposure to variable interest rates on certain borrowings. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. In April 2023, the Company entered into two, two-year interest rate cap agreements. Interest rate caps, designated as cash flow hedges, are recorded in the Company’s Consolidated Balance Sheets at fair value. The effective portion of gains and losses on the interest rate caps are initially recorded in other comprehensive loss and reclassified to interest expenses during the period in which the hedged transaction affects income. In the normal course of business, the Company enters into forward purchase agreements to procure fuel, electricity and product commodities related to its business. These agreements often meet the definition of a derivative. However, the Company does not measure its forward purchase commitments at fair value as the amounts under contract meet the physical delivery criteria in the normal purchase exception. Concentration Risks—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash equivalents are held in bank accounts or invested primarily in money market funds at major financial institutions. The account balances at these institutions may exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage, and as a result, there may be a concentration of risk related to amounts invested in excess of FDIC insurance coverage. Credit risk related to accounts receivable is dispersed across a significantly large number of customers located throughout the U.S. The Company attempts to reduce credit risk through initial and ongoing credit evaluations of its customers’ financial condition. There were no receivables from any one customer representing more than 5% of our consolidated gross accounts receivable as of December 28, 2024. 45

3. RECENT ACCOUNTING PRONOUNCEMENTS Recently Adopted Accounting Pronouncements In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07 Segment Reporting (“Topic 280”) “Improvements to Reportable Segment Disclosures Topic 280,” which enhances the transparency of segment disclosures primarily related to conclusions on consolidated net income as a measure of segment profit or loss that is most consistent with U.S. GAAP. This guidance also applies to single reportable segment entities. This guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. This guidance is effective on a retrospective basis unless it is impracticable to do so and early adoption is permitted. The Company adopted the provisions of ASU No. 2023-07 at the beginning of the fourth quarter of fiscal year 2024 and applied them retrospectively. Refer to Note 23, Business Information for additional information. Recently Issued Accounting Pronouncements In December 2023, the FASB issued ASU No 2023-09 Income Taxes (“Topic 740”) “Improvements to Income Tax Disclosures Topic 740”, which enhances the transparency of income tax disclosures primarily related to rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024. This guidance is effective on a prospective basis, though retrospective application is permitted. The Company plans to adopt the provisions of ASU No. 2023-09 in its annual reporting in fiscal year 2025 and does not expect the provisions of the new standard to materially affect our financial position, results of operation or cash flows. In March 2024, the SEC adopted amendments to its rules under the Securities Act and Exchanges Act The Enhancement and Standardization of Climate-Related Disclosures for Investors (“SEC Climate Rule”), which enhances the transparency of climate-related disclosures primarily related to climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, business strategy, results of operations, or financial condition. The SEC has been the subject of various lawsuits since adopting these amendments, and has voluntarily stayed these standards pending further developments on the legal front. Under the currently issued SEC Climate Rule, these amendments would be effective for large accelerated filers for fiscal year 2025. The Company is continuing to monitor developments associated with these standards and has begun to assess the impacts they may have on the Company’s financial position, results of operation and cash flows. In November 2024, the FASB issued ASU No 2024-03 Income Statement—Reporting Comprehensive Income—“Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses”, which requires disclosure of disaggregated information about certain income statement expense line items within the footnotes to the financial statements. This guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact that this standard will have on the Company’s consolidated financial statements. 4. REVENUE RECOGNITION The Company recognizes revenue when the performance obligation is satisfied, which occurs when a customer obtains control of the promised goods or services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these goods or services. The Company generates substantially all of its revenue from the distribution and sale of food and food-related products and recognizes revenue when title and risk of loss passes and the customer accepts the goods, which occurs at delivery. Customer sales incentives such as volume-based rebates or discounts are treated as a reduction of revenue at the time the revenue is recognized. Sales taxes invoiced to customers and remitted to governmental authorities are excluded from net sales. Shipping and handling costs are treated as fulfillment costs and included in distribution, selling and administrative costs. The Company did not have any material outstanding performance obligations, contract liabilities or capitalized contract acquisition costs as of December 28, 2024 or December 30, 2023. Customer receivables, which are included in accounts receivable, less allowances for credit losses in the Company’s Consolidated Balance Sheets, were $2.0 billion and $1.9 billion as of December 28, 2024 and December 30, 2023, respectively. The Company has certain customer contracts under which incentives are paid upfront to its customers. These payments have become industry practice and are not related to financing any customer’s business, nor are these costs associated with any distinct good or service to be received from any customer. These incentive payments are capitalized in prepaid expenses and other assets and amortized as a reduction of revenue over the life of the contract or as goods or services are transferred to the customer. The Company’s contract assets for these upfront payments were $43 million and $35 million included in prepaid expenses in the Company’s Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023, respectively, and $50 million and $39 million included in other assets in the Company’s Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023, respectively. 46

The following table presents the disaggregation of revenue for each of the Company's principal product categories for the last three fiscal years:

	2024	2023	2022
Meats and seafood	$ 12,930	$ 11,953	$ 12,375
Dry grocery products	6,624	6,407	5,758
Refrigerated and frozen grocery products	6,423	6,053	5,253
Dairy	4,036	3,727	3,564
Equipment, disposables and supplies	3,567	3,571	3,536
Produce	2,136	1,915	1,840
Beverage products	2,161	1,971	1,731
Total Net sales	$ 37,877	$ 35,597	$ 34,057

5. ACQUISITIONS AND HELD FOR SALE

Acquisitions

IWC Food Service—On April 4, 2024, the Company acquired IWC Food Service, a broadline distributor in Tennessee, for a purchase price of $220 million (less the amount of cash received, which was $6 million) for a net purchase price of $214 million, subject to adjustments. The acquisition, which was a stock acquisition, was funded with cash from operations and allows US Foods to further expand its reach into Tennessee and distribution channels to the southeast United States.

The IWC Food Service acquisition, reflected in the Company's consolidated financial statements commencing from the date of the closing of the acquisition on April 5, 2024, did not materially affect the Company's results of operations or financial position. The Company recorded goodwill of $81 million and intangible assets of $82 million for this acquisition. The intangible assets included $78 million related to customer relationships and $4 million related to noncompete agreements, which will be amortized on a straight-line basis over an estimated useful life of 15 and 5 years, respectively. The goodwill recognized from the IWC Food Service acquisition is deductible for tax purposes. IWC Food Service is integrated into the Company's foodservice distribution network.

Jake's Finer Foods Acquisition—Subsequent to fiscal year end 2024, on January 10, 2025, the Company completed the acquisition of Jake's Finer Foods for approximately $92 million. The acquisition will allow US Foods to further expand its reach into key markets in south Texas. The acquisition was an asset acquisition funded with cash on hand. The Company is in the process of measuring the acquired assets and assumed liabilities as of the acquisition date.

Saladino's Acquisition—On December 1, 2023, the Company acquired Saladino's, a broadline distributor in California for a purchase price of $56 million. The acquisition, which was funded with cash from operations, allows US Foods to further expand its reach into California and distribution channels to the southwest United States.

The Saladino's acquisition, reflected in the Company's consolidated financial statements commencing from the date of acquisition, did not materially affect the Company's results of operations or financial position. The Company recorded goodwill of $14 million and intangible assets of $7 million for this acquisition related to customer relationships, which will be amortized on a straight-line basis over an estimated useful life of 15 years. The goodwill recognized from the Saladino's acquisition is deductible for tax purposes. Saladino's is integrated into the Company's foodservice distribution network.

Renzi Foodservice Acquisition—On July 7, 2023, the Company acquired Renzi Foodservice, a broadline distributor in New York, for a purchase price of $142 million (less the amount of the post-closing working capital adjustment, which was $2 million) for a net purchase price of $140 million. The acquisition, which was funded with cash from operations, allows US Foods to further expand its reach into central upstate New York.

The Renzi Foodservice acquisition, reflected in the Company's consolidated financial statements commencing from the date of acquisition, did not materially affect the Company's results of operations or financial position. The Company recorded goodwill of $58 million and intangible assets of $57 million for this acquisition. The intangible assets included $54 million related to customer relationships and $3 million related to noncompete agreements, which will be amortized on a straight-line basis over an estimated useful life of 15 and 5 years, respectively. The goodwill recognized from the Renzi Foodservice acquisition is deductible for tax purposes. Renzi Foodservice is integrated into the Company's foodservice distribution network.

Acquisition and integration costs, which included IWC Food Service, Saladino's and Renzi Foodservice as well as previous acquisitions, included in distribution, selling and administrative costs in the Company's Consolidated Statements of Comprehensive Income were $7 million, $6 million and $16 million during fiscal years 2024, 2023 and 2022, respectively.

47

Held for Sale Freshway Planned Divestiture—During the fourth quarter of fiscal year 2024, the Company reached the decision to sell its Freshway business, which processes, repacks, and distributes fresh fruit and vegetables in the eastern half of the U.S. The Company determined the associated assets met the held for sale accounting criteria as of December 28, 2024. The sale of the Freshway business does not represent a strategic shift that will have a major effect on the Company’s operations and financial results and, therefore, did not qualify for presentation as discontinued operations. As the Freshway business met the criteria to be classified as held for sale, the Company is required to record their assets and liabilities at the lower of carrying value or fair value less any costs to sell based on the agreed-upon sale price and present the related assets and liabilities as separate line items in the Consolidated Balance Sheets. As the carrying values did not exceed fair value less any costs to sell, the related assets and liabilities were recorded at their carrying values. On November 8, 2024, the Company entered into a definitive agreement to sell the Freshway business. The transaction is subject to customary closing conditions. Assets and liabilities held for sale consisted of the following: December 28, 2024 Cash and cash equivalents $ 1 Accounts receivable, net 5 Inventories, net 2 Total current assets 8 Property and equipment, net 18 Goodwill 15 Total assets held for sale $ 41 Accounts payable $ 6 Accrued expenses 2 Total current liabilities 8 Long term debt 2 Other long term liabilities 9 Total liabilities held for sale $ 19 Planned divestiture costs, included in distribution, selling and administrative costs in the Company’s Consolidated Statements of Comprehensive Income were $11 million in 2024. There were no planned divestiture costs during fiscal years 2023 and 2022. On June 5, 2024, the Company announced it intends to explore the potential sale of its assets and liabilities related to CHEF’STORE wholesale restaurant supply business and, if a sale is completed, then entirely focus on delivered broadline operations. As of December 28, 2024, the Company is in the process of exploring this sale which has not met held for sale criteria in the current year. Subsequent to fiscal year end 2024, on January 31, 2025, the Company completed the divestiture of Freshway. The Company is in the process of determining the gain or loss on sale for this transaction but does not believe that the gain or loss on sale is material to the Company’s consolidated financials. 6. ALLOWANCE FOR CREDIT LOSSES A summary of the activity in the allowance for credit losses for the last three fiscal years is as follows: 2024 2023 2022 Balance as of beginning of year $ 18 $ 30 $ 33 Charged (benefit) to costs and expenses, net 29 24 6 Customer accounts written off—net of recoveries (23) (36) (9) Balance as of end of year $ 24 $ 18 $ 30 For the year ended December 30, 2023, the customer accounts written off - net of recoveries is primarily due to a one-time write-off for one large national customer whose outstanding amount due had previously been reserved. 48

This table excludes the vendor receivable related allowance for credit losses of $7 million and $5 million as of December 28, 2024 and December 30, 2023, respectively. 7. PROPERTY AND EQUIPMENT Property and equipment as of December 28, 2024 and December 30, 2023 consisted of the following: December 28, 2024 December 30, 2023 Range of Useful Lives Land $ 409 $ 401 Buildings and building improvements 1,818 1,772 5–40 years Transportation equipment 1,610 1,461 5–10 years Warehouse equipment 609 597 5–12 years Office equipment, furniture and software 1,100 1,169 3–7 years Construction in process 155 99 5,701 5,499 Less accumulated depreciation and amortization (3,303) (3,219) Property and equipment—net $ 2,398 $ 2,280 During fiscal year 2024, the Company reclassified $18 million of property, plant, and equipment to assets held for sale related to the planned Freshway divestiture. Refer to Note 5, Acquisitions and Held for Sale for additional information. Transportation equipment included $641 million and $594 million of financing lease assets as of December 28, 2024 and December 30, 2023, respectively. Office equipment, furniture and software included $7 million and $5 million of financing lease assets as of December 28, 2024 and December 30, 2023, respectively. Buildings and building improvements included $148 million of financing lease assets as of both December 28, 2024 and December 30, 2023. Accumulated amortization of financing lease assets was $300 million and $297 million as of December 28, 2024 and December 30, 2023, respectively. Interest capitalized was immaterial for fiscal years 2024 and 2023. Depreciation and amortization expense of property and equipment, including amortization of financing lease assets, was $384 million, $349 million and $327 million for fiscal years 2024, 2023 and 2022, respectively. 8. GOODWILL AND OTHER INTANGIBLES Goodwill includes the cost of acquired businesses in excess of the fair value of the tangible and other intangible net assets acquired. Other intangible assets include customer relationships, amortizable trade names, the brand names comprising the Company’s portfolio of exclusive brands, and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization, but are subject to impairment assessments as described below. Amortizable customer relationships, trade names and noncompete agreements are intangible assets with definite lives, and are carried at the acquired fair value less accumulated amortization. Customer relationships and amortizable trade names are amortized over the estimated useful lives (which range from approximately 3 to 15 years). Amortization expense was $54 million, $46 million and $45 million for fiscal years 2024, 2023 and 2022, respectively. The weighted-average remaining useful life of all definite lived intangibles was approximately eleven years as of December 28, 2024. Amortization of these definite lived intangible assets is estimated to be $55 million for each of fiscal years 2025, 2026, 2027, 2028 and 2029, and $292 million in the aggregate thereafter. 49

Goodwill and other intangibles—net consisted of the following: December 28, 2024 December 30, 2023 Goodwill $ 5,781 $ 5,697 Reclassification to assets held for sale(1) (15) — Total Goodwill $ 5,766 $ 5,697 Other intangibles—net Customer relationships—amortizable: Gross carrying amount $ 798 $ 715 Accumulated amortization (241) (189) Net carrying value 557 526 Trade names—amortizable: Gross carrying amount 4 4 Accumulated amortization (2) (2) Net carrying value 2 2 Noncompete agreements—amortizable: Gross carrying amount 8 4 Accumulated amortization (2) — Net carrying value 6 4 Brand names and trademarks—not amortizing 271 271 Total other intangibles—net $ 836 $ 803 1. Relates to the reclassification of goodwill allocated to the planned Freshway divestiture. Refer to Note 5, Acquisitions and Held for Sale for additional information. The increase in goodwill is attributable to prior period acquisition purchase price adjustments and the IWC Food Service acquisition in the second quarter of fiscal year 2024. The increase in the gross carrying amounts of customer relationships is attributable to both prior period acquisition purchase price adjustments and the IWC Food Service acquisition. The increase in the gross carrying amount of noncompete agreements is attributable to the IWC Food Service acquisition. See Note 5, Acquisitions and Held for Sale. The Company assesses for impairment of intangible assets with definite lives only if events occur that indicate that the carrying amount of an intangible asset may not be recoverable. The Company assesses goodwill and other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, the Company’s policy is to assess for impairment as of the beginning of each fiscal third quarter. The Company completed its most recent annual impairment assessment for goodwill and indefinite-lived intangible assets as of the first day of the third quarter of fiscal year 2024, with no impairments noted. For goodwill, the reporting unit used in assessing impairment is the Company’s one business segment as described in Note 23, Business Information. The Company performed the annual goodwill impairment assessment using a qualitative approach to determine whether it is more likely than not that the fair value of goodwill is less than its carrying value. In performing the qualitative assessment, the Company identified and considered the significance of relevant key factors, events, and circumstances that affect the fair value of its goodwill. These factors include external factors such as market conditions, macroeconomic, and industry, as well as entity-specific factors, such as actual and planned financial performance. Based upon the Company’s qualitative fiscal 2024 annual goodwill impairment analysis, the Company concluded that it is more likely than not that the fair value of goodwill exceeded its carrying value and there is no risk of impairment. The Company’s fair value estimates of the brand names and trademarks indefinite-lived intangible assets are based on a relief from royalty method. The fair value of these intangible assets is determined for comparison to the corresponding carrying value. If the carrying value of these assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Key assumptions used in the relief from royalty method included the long-term growth rates of future revenues, the royalty rate for such revenue, and a discount rate. These assumptions require significant judgment by management, and are therefore considered Level 3 inputs in the fair value hierarchy. Based upon the Company’s fiscal year 2024 annual impairment analysis, the Company concluded the fair value of its brand names and trademarks exceeded its carrying value. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of the Company’s impairment analysis in future periods. 50

9. FAIR VALUE MEASUREMENTS Certain assets and liabilities are carried at fair value under GAAP, under which fair value is a market-based measurement, not an entity-specific measurement. The Company’s fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: • Level 1—observable inputs, such as quoted prices in active markets • Level 2—observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active or inactive markets that are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data • Level 3—unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized as of the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below. The Company’s assets and liabilities measured at fair value on a recurring basis as of December 28, 2024 and December 30, 2023, aggregated by the level in the fair value hierarchy within which those measurements fall, were as follows: December 28, 2024 Level 1 Level 2 Level 3 Total Assets Money market funds $ — $ — $ — $ — Interest rate caps — — — — December 30, 2023 Level 1 Level 2 Level 3 Total Assets Money market funds $ 208 $ — $ — $ 208 Interest rate caps — 1 — 1 There were no significant assets or liabilities on the Company’s Consolidated Balance Sheets measured at fair value on a nonrecurring basis, except as further disclosed in Note 8, Goodwill and Other Intangibles. Recurring Fair Value Measurements Money Market Funds Money market funds include highly liquid investments with an original maturity of three or fewer months. These funds are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy. Derivative Financial Instruments The Company has in the past, and may in the future, use interest rate swaps and interest rate caps, designated as cash flow hedges, to manage its exposure to interest rate movements in connection with its variable-rate debt. In April 2023, the Company entered into two, two-year rate cap agreements, which will mature on April 30, 2025, with a total notional amount of $450 million, which will effectively cap the interest rate on approximately 34% of the current principal amount of the Term Loan Facilities. The Company’s maximum exposure to the variable component of the interest rate on the Term Loan Facilities will be 5% on the notional amount covered by the interest rate cap. The Company records its interest rate caps within other current assets in the Consolidated Balance Sheet at fair value, based on projections of cash flows and future interest rates. The determination of fair value includes the consideration of any credit valuation adjustments necessary, giving consideration to the creditworthiness of the respective counterparties or the Company, as appropriate. As of December 28, 2024, the fair value of the Company’s interest rate caps recorded within other current assets is zero. As of December 30, 2023, the fair value of the Company’s interest rate caps recorded within other current assets is $1 million. 51

The effective portion of gains and losses on the interest rate caps are initially recorded in other comprehensive loss and reclassified to interest expense during the period in which the hedged transaction affects income. There was no ineffectiveness attributable to the Company’s interest rate hedges during the fiscal years ended December 30, 2024, December 30, 2023 and December 31, 2022, respectively. The following table presents the effect of the Company’s interest rate caps in its Consolidated Statements of Comprehensive Income for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022: Derivatives in Cash Flow Hedging Relationships Amount of Gain Recognized in Accumulated Other Comprehensive Loss, net of tax Location of Amounts Reclassified from Accumulated Other Comprehensive Loss Amount of Gain Reclassified from Accumulated Other Comprehensive Loss to Income, net of tax For the fiscal year ended December 28, 2024 Interest rate caps $ — Interest expense—net $ — For the fiscal year ended December 30, 2023 Interest rate swaps $ 1 Interest expense—net $ — For the fiscal year ended December 31, 2022 Interest rate swaps $ — Interest expense—net $ — Other Fair Value Measurements The carrying value of cash, accounts receivable, vendor receivables, cash overdraft liability and accounts payable approximate their fair values due to their short-term maturities. The fair value of the Company’s total debt approximated $4.8 billion, compared to its carrying value of $4.9 billion as of December 28, 2024. The fair value of the Company’s total debt approximated $4.7 billion compared to its carrying value of $4.7 billion as of December 30, 2023. The fair value of the Company’s 6.88% senior unsecured notes due September 15, 2028 (the “Unsecured Senior Notes due 2028”) was $0.5 billion and $0.5 billion as of December 28, 2024 and December 30, 2023. The fair value of the Company’s 4.75% unsecured senior notes due February 15, 2029 (the “Unsecured Senior Notes due 2029”) was $0.8 billion and $0.9 billion as of December 28, 2024 and December 30, 2023, respectively. The fair value of the Company’s 4.630% unsecured senior notes due June 1, 2030 (the “Unsecured Senior Notes due 2030”) was $0.5 billion and $0.5 billion as of December 28, 2024 and December 30, 2023, respectively. The fair value of the Company’s 7.25% senior unsecured notes due January 15, 2032 (the “Unsecured Senior Notes due 2032”) was $0.5 billion and $0.5 billion as of December 28, 2024 and December 30, 2023, respectively. The fair value of the Company’s new October 2024 note offering of 5.75% unsecured senior notes due April 15, 2033 (the “Unsecured Senior Notes due 2033”) was $0.5 billion as of December 28, 2024. The fair value of the Unsecured Senior Notes dues 2028, the Unsecured Senior Notes due 2029, the Unsecured Senior Notes due 2030, the Unsecured Senior Notes due 2032 and the Unsecured Senior Notes due 2033 is based upon their closing market prices on the respective dates. The fair value of the Unsecured Senior Notes due 2028, the Unsecured Senior Notes due 2029, the Unsecured Senior Notes due 2030, the Unsecured Senior Notes due 2032 and the Unsecured Senior Notes due 2033 is classified under Level 2 of the fair value hierarchy. The fair value of the balance of the Company’s debt is primarily classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash outflows expected under these debt facilities, interest rates that are currently available to the Company for debt with similar terms, and estimates of the Company’s overall credit risk. 52

10. DEBT

Total debt consisted of the following:

Debt Description	Maturity	Interest Rate as of December 28, 2024	Carrying Value as of December 28, 2024	Carrying Value as of December 30, 2023
ABL Facility	December 7, 2027	6.11%	$ 223	$ —
2019 Incremental Term Loan Facility (net of $0 and $11 of unamortized deferred financing costs, respectively)(1)	September 13, 2026	—%	—	1,105
2021 Incremental Term Loan Facility (net of $0 and $3 of unamortized deferred financing costs, respectively)(2)	November 22, 2028	6.32%	610	718
2024 Incremental Term Loan Facility (net of $8 of unamortized deferred financing costs)	October 3, 2031	6.32%	717	—
Unsecured Senior Notes due 2028 (net of $4 and $5 unamortized deferred financing costs, respectively)(1)	September 15, 2028	6.88%	496	495
Unsecured Senior Notes due 2029 (net of $5 and $6 of unamortized deferred financing costs, respectively)	February 15, 2029	4.75%	895	894
Unsecured Senior Notes due 2030 (net of $3 and $4 of unamortized deferred financing costs, respectively)	June 1, 2030	4.63%	497	496
Unsecured Senior Notes due 2032 (net of $4 and $5 of unamortized deferred financing costs, respectively)	January 15, 2032	7.25%	496	495
Unsecured Senior Notes due 2033 (net of $4 of unamortized deferred financing costs)	April 15, 2033	5.75%	496	—
Obligations under financing leases(3)	2025–2040	1.26% -8.31%	490	463
Other debt	January 1, 2031	5.75%	8	8
Total debt(3)			4,928	4,674
Current portion of long-term debt			(109)	(110)
Long-term debt			$ 4,819	$ 4,564

(1) The 2019 Incremental Term Loan Facility was repaid on October 3, 2024, with the proceeds from the amended 2021 Incremental Term Loan Facility, issuance of the 2024 Incremental Term Loan Facility, and the issuance of the Unsecured Senior Notes due 2033, as well as cash on hand, as further discussed below.

(2) The 2021 Incremental Term Loan Facility was refinanced on October 3, 2024 as further discussed below.

(3) Obligations under financing leases excludes financing leases classified as held for sale in relation to the planned Freshway divestiture. Refer to Note 5, Acquisitions and Held for Sale for additional information.

As of December 28, 2024, the current principal of the Term Loan Facilities, variable rate leases and ABL debt outstanding as described below, represents approximately 32% of the Company's total debt that bore interest at a floating rate.

Principal payments to be made on outstanding debt, exclusive of deferred financing costs, as of December 28, 2024, were as follows:

2025	$ 329
2026	110
2027	100
2028	1,186
2029	957
Thereafter	2,274
	$ 4,956

53

ABL Facility On December 7, 2022, the Company entered into an amendment to its asset based senior secured revolving credit facility (the “ABL Facility”). Pursuant to this amendment, the total aggregate amount of commitments under the ABL facility was increased from $1,990 million to $2,300 million. The amendment also replaced the London Interbank Offered Rate (“LIBOR”) interest rate benchmark with a forward-looking term rate based on the Term Secured Overnight Financing Rate (“Term SOFR”) as administered by the Federal Reserve Bank of New York, as determined in accordance with the ABL Facility. Extensions of credit under the ABL Facility are subject to availability under a borrowing base comprised of various percentages of the value of eligible accounts receivable, inventory, transportation equipment and certain unrestricted cash and cash equivalents, which, along with other assets, also serve as collateral for borrowings under the ABL Facility. The ABL Facility is scheduled to mature on December 7, 2027, subject to a springing maturity date in the event that more than $300 million of aggregate principal amount of earlier maturing indebtedness under the Company’s Term Loan Credit Agreement or any of USF’s Unsecured Senior Notes due 2029 or Unsecured Senior Notes due 2030 (the “Senior Notes”) (described below) remains outstanding on a date that is sixty (60) days prior to such earlier maturity date for such indebtedness under the Term Loan Credit Agreement or any of such Senior Notes. Borrowings under the ABL Facility bear interest, at the Company’s periodic election, at a rate equal to the sum of an alternative base rate (“ABR”), as described under the ABL Facility, plus a margin ranging from 0.00% to 0.50%, based on USF’s excess availability under the ABL Facility, or the sum of a Term SOFR plus a margin ranging from 1.00% to 1.50%, based on USF’s excess availability under the ABL Facility, and a credit spread adjustment of 0.10%. The margin under the ABL Facility as of December 28, 2024, was 0.00% for ABR loans and 1.00% for SOFR loans. The ABL Facility also carries letter of credit financing fees equal to 0.125% per annum in respect of each letter of credit outstanding, letter of credit participation fees equal to a percentage per annum equal to the applicable Term SOFR margin minus the letter of credit facing fees in respect of each letter of credit outstanding and a commitment fee of 0.25% per annum on the average unused amount of the commitments under the ABL Facility. The weighted-average interest rate on outstanding borrowings for the ABL Facility was 6.59% and 8.27% for fiscal years 2024 and 2023, respectively. In December 2022, the Company incurred $4 million of third party costs in connection with the ABL Facility amendment which were capitalized as deferred financing costs recorded in other assets in the Company’s Consolidated Balance Sheet. These deferred financing costs, along with $3 million of unamortized deferred financing costs related to the former asset based senior secured revolving credit facility, will be amortized through December 7, 2027, the ABL Facility maturity date. On April 30, 2024, the ABL Facility was amended to provide certain providers of supply chain financings a security interest in certain assets of the Company under the ABL Facility. As of December 28, 2024, the Company did not have any active supply chain financing program participants. The Company had $223 million outstanding borrowings, and had outstanding letters of credit totaling $592 million, under the ABL Facility as of December 28, 2024. The outstanding letters of credit are entered into in favor of certain commercial insurers to secure obligations with respect to our insurance programs and certain real estate leases. There was available capacity of $1,485 million under the ABL Facility as of December 28, 2024. Term Loan Facilities The Amended and Restated Term Loan Credit Agreement, dated as of June 27, 2016 (as amended, the “Term Loan Credit Agreement”), provides the Company with an incremental senior secured term loan borrowed in October 2024 (the “2024 Incremental Term Loan Facility”), an incremental senior secured term loan borrowed in November 2021 (the “2021 Incremental Term Loan Facility”) and the right to request additional incremental senior secured term loan commitments. On June 1, 2023, the Company entered into an amendment to its term loan credit agreement to replace the LIBOR-based interest rate option included in the term loan credit agreement with an interest rate option based upon Term SOFR. The Company’s maximum exposure to the variable component of the interest rate on the Term Loan Facilities will be 5% on the notional amount covered by the interest rate caps described above. 2019 Incremental Term Loan Facility On October 3, 2024, the Company repaid all of the then outstanding borrowings under the 2019 Incremental Term Loan Facility using proceeds from the amended 2021 Incremental Term Loan Facility, issuance of the 2024 Incremental Term Loan Facility, and issuance of the Unsecured Senior Notes due 2033. See 2024 refinancing activities below for details on accounting considerations. 2021 Incremental Term Loan Facility The 2021 Incremental Term Loan Facility had an outstanding balance of $610 million, with no unamortized deferred financing costs, as of December 28, 2024. During fiscal year 2023, the Company voluntarily prepaid $65 million of the 2021 Incremental Term Loan Facility. 54

Borrowings under the 2021 Incremental Term Loan Facility bear interest at a rate per annum equal to, at USF’s option, either the sum of (i) Term SOFR subject to a Term SOFR “floor” of 0.00% plus a margin of 1.75%, or (ii) an ABR, as described in the Term Loan Credit Agreement plus a margin of 0.75%. On August 22, 2023, the 2021 Incremental Term Loan Facility was amended to reduce the interest rate margins under the term loan facility to 2.50% for Term SOFR borrowings and 1.50% for ABR borrowings. The Company applied modification accounting to the majority of the continuing lenders as the terms were not substantially different from the terms that applied to those lenders prior to the amendment. For the remaining lenders, the Company applied debt extinguishment accounting. The Company recorded $1 million of third-party costs and a write-off of $1 million of unamortized deferred financing costs, related to the August 22, 2023 amendment in interest expense. There were no unamortized deferred financing costs at December 28, 2024 to be carried forward and amortized through the maturity date of the term loan facility. On February 27, 2024, the 2021 Incremental Term Loan Facility was amended to reduce the interest rate margins under the term loan facility to 2.00% for Term SOFR borrowings and 1.00% for ABR borrowings and eliminate the credit spread adjustment. The Company applied modification accounting to the majority of the continuing lenders as the terms were not substantially different from the terms that applied to those lenders prior to the amendment. For the remaining lenders, the Company applied debt extinguishment accounting. The Company recorded $1 million of third-party costs related to the February 27, 2024 amendment in interest expense. On October 3, 2024, the 2021 Incremental Term Loan Facility was further amended to reduce the interest rate margins under the term loan facility to 1.75% for Term SOFR borrowings and 0.75% for ABR borrowings. See 2024 refinancing activities below for details on accounting considerations. The 2021 Incremental Term Loan Facility is scheduled to mature on November 22, 2028. Borrowings under the 2021 Incremental Term Loan Facility may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of SOFR-based borrowings The 2021 Incremental Term Loan Facility may require mandatory repayments if certain assets are sold. 2024 Incremental Term Loan Facility The 2024 Incremental Term Loan Facility had an outstanding balance of $717 million, net of $8 million of unamortized deferred financing costs, as of December 28, 2024. Borrowings under the 2024 Incremental Term Loan Facility bear interest at a rate per annum equal to, at USF’s option, either the sum of (i) Term SOFR plus subject to a Term SOFR “floor” of 0.00% plus a margin of 1.75%, or (ii) an ABR, as described in the Term Loan Credit Agreement plus a margin of 0.75%. Secured Senior Notes due 2025 On September 25, 2023, the Company redeemed all of the then outstanding Secured Senior Notes due 2025, using proceeds from the issuance of the Unsecured Senior Notes due 2028 and the Unsecured Senior Notes due 2032, along with cash on hand, as discussed below. As a result of the early redemption of the Secured Senior Notes due 2025, the Company incurred a $16 million prepayment premium, as well as wrote-off deferred financing fees of $5 million. The total loss on extinguishment of debt of $21 million is presented separately in the Company’s Consolidated Statements of Comprehensive Income. Unsecured Senior Notes due 2028 On September 25, 2023, the Company completed a private offering of $500 million aggregate principal amount of Unsecured Senior Notes due 2028. USF used the proceeds of the Unsecured Senior Notes due 2028, together with the proceeds of the Unsecured Senior Notes due 2032 and cash on hand, to redeem all of the then outstanding Secured Senior Notes due 2025, and to pay related fees and expenses. Lender fees and third-party costs of $4 million in connection with the issuance of the Unsecured Senior Notes due 2028 were capitalized as deferred financing costs. The Unsecured Senior Notes due 2028 had an outstanding balance of $496 million, net of the $4 million of unamortized deferred financing costs, as of December 28, 2024. The Unsecured Senior Notes due 2028 bear interest at a rate of 6.88% per annum and will mature on September 15, 2028. On or after September 15, 2025, the Unsecured Senior Notes due 2028 are redeemable, at USF’s option, in whole or in part at a price of 103.438% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after September 15, 2026 and September 15, 2027, the optional redemption price for the Unsecured Senior Notes due 2028 declines to 101.719% and 100.00%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. Unsecured Senior Notes due 2029 The Unsecured Senior Notes due 2029 had an outstanding balance of $895 million, net of $5 million of unamortized deferred financing costs, as of December 28, 2024. The Unsecured Senior Notes due 2029 bear interest at a rate of 4.75% per annum and 55 will mature on February 15, 2029. On or after February 15, 2024, the Unsecured Senior Notes due 2029 are redeemable, at USF’s option, in whole or in part at a price of 102.375% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after February 15, 2025 and February 15, 2026, the optional redemption price for the Unsecured Senior Notes due 2029 declines to 101.188% and 100.000%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. Unsecured Senior Notes due 2030 The Unsecured Senior Notes due 2030 had an outstanding balance of $497 million, net of $3 million of unamortized deferred financing costs, as of December 28, 2024. The Unsecured Senior Notes due 2030 bear interest at a rate of 4.630% per annum and will mature on June 1, 2030. On or after June 1, 2025, the Unsecured Senior Notes due 2030 are redeemable, at USF’s option, in whole or in part at a price of 102.313% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after June 1, 2026 and June 1, 2027, the optional redemption price for the Unsecured Senior Notes due 2030 declines to 101.156% and 100.000%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. Unsecured Senior Notes due 2032 On September 25, 2023, the Company completed a private offering of $500 million aggregate principal amount of Unsecured Senior Notes due 2032. USF used the proceeds of the Unsecured Senior Notes due 2032, together with the proceeds of the Unsecured Senior Notes due 2028 and cash on hand, to redeem all of the then outstanding Secured Senior Notes due 2025, and to pay related fees and expenses. Lender fees and third-party costs of $4 million in connection with the issuance of the Unsecured Senior Notes due 2032 were capitalized as deferred financing costs. The Unsecured Senior Notes due 2032 had an outstanding balance of $496 million, net of the $4 million of unamortized deferred financing costs, as of December 28, 2024. The Unsecured Senior Notes due 2032 bear interest at a rate of 7.250% per annum and will mature on January 15, 2032. On or after September 15, 2026, the Unsecured Senior Notes due 2032 are redeemable, at USF’s option, in whole or in part at a price of 103.625% of the remaining principal, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. On or after September 15, 2027 and September 15, 2028, the optional redemption price for the Unsecured Senior Notes due 2032 declines to 101.813% and 100.00%, respectively, of the remaining principal amount, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date. Unsecured Senior Notes due 2033 On October 3, 2024, the Company completed its offering of $500 million aggregate principal amount of its 5.750% Senior Unsecured Notes due 2033 (the “Unsecured Senior Notes due 2033”). The Unsecured Senior Notes due 2033 bear interest at a rate of 5.750% per year payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2025. The Notes are unconditionally guaranteed on a senior unsecured basis by each of the Company’s existing and future wholly-owned domestic subsidiaries that provide guarantees under the Company’s senior secured term loan credit facilities. Financing Leases Obligations under financing leases of $490 million as of December 28, 2024 consist primarily of amounts due for transportation equipment and building leases. Security Interests Substantially all of the Company’s assets are pledged under the various agreements governing our indebtedness. The ABL Facility is secured by certain designated receivables, as well as inventory and certain owned transportation equipment and certain unrestricted cash and cash equivalents. Additionally, the lenders under the ABL Facility have a second priority interest in all of the capital stock of USF and its subsidiaries and substantially all other non-real estate assets of USF and its subsidiaries. USF’s obligations under the 2021 Incremental Term Loan Facility and the 2024 Incremental Term Loan Facility are secured by all the capital stock of USF and its subsidiaries and substantially all the non-real estate assets of USF. Additionally, the lenders under the 2021 Incremental Term Loan Facility and the 2024 Incremental Term Loan Facility have a second priority interest in the inventory and certain transportation equipment pledged under the ABL Facility. 56

Debt Covenants The agreements governing our indebtedness contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. The Company had approximately $2.4 billion of restricted payment capacity under these covenants, and approximately $2.1 billion of its net assets were restricted after taking into consideration the net deferred tax assets and intercompany balances that eliminate in consolidation as of December 28, 2024. The agreements governing our indebtedness also contain customary events of default. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true when made, and certain insolvency events. If an event of default occurs and remains uncured, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed, may be declared immediately due and payable. Were such an event to occur, the Company would be forced to seek new financing that may not be on as favorable terms as its existing debt. The Company’s ability to refinance its indebtedness on favorable terms, or at all, is directly affected by the then prevailing economic and financial conditions. In addition, the Company’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, is dependent on the strength of its cash flows, results of operations, economic and market conditions, and other factors. 2024 Refinancing Activities On October 3, 2024, the Company amended the 2021 Incremental Term Loan Facility, entered into the 2024 Incremental Term Loan Facility, and completed a private offering of Unsecured Senior Notes due 2033. Proceeds from the incremental term loans and senior note, along with cash on hand, were used to repay all of the then outstanding borrowings under the 2019 Incremental Term Loan Facility. In connection with the repayment of the 2019 Incremental Term Loan Facility, the Company applied debt extinguishment accounting and recorded $10 million in the Company’s Consolidated Statements of Comprehensive Income, primarily consisting of a write-off of pre-existing unamortized deferred financing costs related to the incremental Term Loan Facility. Lender fees and third-party costs of $10 million related to the 2021 Incremental Term Loan amendment, issuance of the 2024 Incremental Term Loan Facility and the Unsecured Senior Notes due 2033 were capitalized as deferred financing costs. 11. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES Accrued expenses and other long-term liabilities consisted of the following: December 28, 2024 December 30, 2023 Accrued expenses and other current liabilities: Salary, wages and bonus expenses $ 192 $ 213 Operating expenses 71 94 Workers’ compensation, general and fleet liability 69 52 Group medical liability 32 27 Customer rebates and other selling expenses 164 134 Property and sales tax payable 67 64 Operating lease liability 42 43 Restructuring liabilities 6 7 Interest payable 62 40 Other 27 57 Total accrued expenses and other current liabilities $ 732 $ 731 Other long-term liabilities: Workers’ compensation, general and fleet liability $ 170 $ 152 Operating lease liability 248 265 Accrued pension and other postretirement benefit obligations 4 5 Uncertain tax positions 17 32 Other 8 15 Total Other long-term liabilities $ 447 $ 469 During fiscal year 2024, the Company reclassified $2 million of accrued expenses and other current liabilities and $9 million of other long-term liabilities to assets held for sale related to the planned Freshway divestiture. Refer to Note 5, Acquisitions and Held for Sale for additional information. 57

Self-Insured Liabilities —The Company is self-insured for general liability, fleet liability and workers’ compensation claims. Claims in excess of certain levels are insured by external parties. The workers’ compensation liability, included in the table above under “Workers’ compensation, general liability and fleet liability,” is recorded at present value. This table summarizes self-insurance liability activity for the last three fiscal years: 2024 2023 2022 Balance as of beginning of the year $ 204 $ 186 $ 192 Charged to costs and expenses 136 123 107 Reinsurance recoverable 20 13 2 Payments (121) (118) (115) Balance as of end of the year $ 239 $ 204 $ 186 Discount rate 3.58% 4.80% 4.25 % Estimated future payments for self-insured liabilities are as follows: 2025 $ 71 2026 42 2027 28 2028 20 2029 15 Thereafter 102 Total self-insured liability 278 Less amount representing interest (39) Present value of self-insured liability $ 239 58

12. RESTRUCTURING LIABILITIES

The following table summarizes the changes in the restructuring liabilities for the last three fiscal years:

	Severance and Related Costs	Facility Closing Costs	Total
Balance at January 1, 2022	$ 3	$ —	$ 3
Current period costs (benefits)	3	—	3
Payments, net	(3)	—	(3)
Balance as of Balance at December 31, 2022	3	—	3
Current period costs	11	3	14
Payments, net	(7)	(3)	(10)
Balance as of Balance at December 30, 2023	7	—	7
Current period costs	22	—	22
Payments, net	(23)	—	(23)
Balance as of Balance at December 28, 2024	$ 6	$ —	$ 6

From time to time, the Company may implement initiatives or close or consolidate facilities in an effort to reduce costs and improve operating effectiveness. In connection with these activities, the Company may incur various costs including severance and other employee-related separation costs.

2024 Activities

During fiscal year 2024, the Company incurred net restructuring costs of $22 million primarily related to initiatives to improve operational effectiveness and workforce reductions.

2023 Activities

During fiscal year 2023, the Company incurred net restructuring costs of $14 million for severance and related costs associated with work force reductions and office closures.

2022 Activities

During fiscal year 2022, the Company incurred net restructuring costs of $3 million for severance and related costs associated with support office work force reductions.

13. CONVERTIBLE PREFERRED STOCK

On May 6, 2020, pursuant to the terms of an Investment Agreement with KKR Fresh Aggregator L.P., a Delaware limited partnership, which agreement was joined on February 25, 2021 by permitted transferee KKR Fresh Holdings L.P., a Delaware limited partnership ("KKR"), the Company issued and sold 500,000 shares of the Company's Series A Preferred Stock, par value $0.01 per share, to KKR Fresh Aggregator L.P. for an aggregate purchase price of $500 million, or $1,000 per share (the "Issuance"). The Company used the net proceeds from the Issuance for working capital and general corporate purposes. As of December 31, 2022, the Company had outstanding a total of 532,281 shares of Series A Preferred Stock. The Series A Preferred Stock had a carrying value of $534 million as of December 31, 2022.

On March 10, 2023, KKR converted 161,237 shares of Series A Preferred Stock into 7,600,037 shares of the Company's common stock. Pursuant to the terms of conversion of the Series A Preferred Stock set forth in the Certificate of Designations for the Series A Preferred Stock, each such share is convertible at the option of the holder at any time into a number of shares of Common Stock equal to (A) the sum of the liquidation preference for such share ($1,000) and the accrued and unpaid dividends with regard to such share divided by (B) the applicable conversion price ($21.50, subject to certain adjustments). The issuance of the 7,600,037 shares of Common Stock was exempt from registration under Section 3(a)(9) under the Securities Act of 1933, as amended, as the Series A Preferred Stock was exchanged for Common Stock by an existing security holder and no commission or other remuneration was paid. On March 31, 2023, the Company paid cash dividends of $7 million on the remaining outstanding shares of the Series A Preferred Stock.

On May 26, 2023 KKR converted the remaining 371,044 shares of Series A Preferred Stock and completed a secondary offering of 17,425,053 shares of the Company's common stock. Upon completion of this transaction, KKR has relinquished their seat on the Company's Board of Directors and is no longer considered a related party. See Note 14, Related Party Transactions. In connection with the May 26, 2023 conversion, the Company repurchased $150 million of common stock. See Note 15, Share-Based Compensation, Common Stock Issuances and Common Stock, for information on the Company's Share Repurchase Program.

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In accordance with the terms of the Certificate of Designations for the Series A Preferred Stock (the “Certificate of Designations”) previously issued to KKR Fresh Aggregator L.P. (“KKR”), the Company paid dividends on the shares of the Series A Preferred Stock in the form of (a) 9,154 shares of Series A Preferred Stock on March 31, 2021, plus a de minimis amount of cash in lieu of fractional shares, (b) cash in the amount of $28 million in the aggregate during subsequent quarters during fiscal year 2021, (c) cash in the amount of $37 million during fiscal year 2022 and (d) cash in the amount of $7 million during fiscal year 2023. The following table summarizes the activity for the outstanding Series A Preferred Stock and associated carrying value for fiscal years 2023 and 2022: Series A Preferred Stock Shares Carrying Value Balance, January 1, 2022 532,281 534 Balance, December 31, 2022 532,281 534 Shares converted to common stock, Q1 2023 (161,237) (162) Shares converted to common stock, Q2 2023 (371,044) (372) Balance December 30, 2023 — — There was no activity for fiscal year 2024. 14. RELATED PARTY TRANSACTIONS As of December 28, 2024, as reported by the administrative agent of the 2021 and 2024 Incremental Term Loan Facilities, investment funds managed by an affiliate of FMR LLC held approximately $5 million in aggregate principal amount of the 2021 and 2024 Incremental Term Loan Facility. Certain FMR LLC affiliates also provide administrative and trustee services for the Company’s 401(k) Plan and provide administrative services for other Company sponsored employee benefit plans. Fees earned by FMR LLC affiliates are not material to the Company’s consolidated financial statements. 15. SHARE-BASED COMPENSATION, COMMON STOCK ISSUANCES AND COMMON STOCK Our long-term incentive plans provide for the grant of various forms of share-based awards to our directors, officers and other eligible employees. Total compensation expense related to share-based arrangements was $63 million, $56 million and $45 million for fiscal years 2024, 2023 and 2022, respectively, and is reflected in distribution, selling and administrative costs in the Company’s Consolidated Statements of Comprehensive Income. The total income tax benefit associated with share-based compensation recorded in the Company’s Consolidated Statements of Comprehensive Income was $13 million, $12 million and $9 million for fiscal years 2024, 2023 and 2022, respectively. In addition, the Company sponsors an employee stock purchase plan to provide eligible employees with the opportunity to acquire shares of our common stock at a discount of 15% of the fair market value of the common stock on the date of purchase, and as such, the plan is considered compensatory for federal income tax purposes. The Company recorded $5 million, $4 million and $4 million of share-based compensation expense for fiscal years 2024, 2023 and 2022, respectively, associated with the employee stock purchase plan. Stock Options—Certain directors, executive officers and other eligible employees have been granted time-based stock options (the “Time-Based Options”) and performance-based options (the “Performance Options” and, together with the Time-Based Options, the “Options”) to purchase shares of our common stock. The Time-Based Options generally vest and become exercisable ratably over a three-year period from the date of the grant. Share-based compensation expense related to the Time-Based Options was $1 million, $3 million and $6 million for fiscal years 2024, 2023 and 2022, respectively. The Performance Options generally vest and become exercisable ratably over a period of three years, from the date of the grant, provided that the Company achieves a predetermined financial performance condition established by the Compensation and Human Capital Committee of our Board of Directors for the respective award tranche. As all Performance Options granted have fully vested, no share-based compensation expense was recorded in fiscal year 2024, 2023 and 2022 related to the Performance Options. 60

The Options are nonqualified, with exercise prices equal to the estimated fair value of a share of common stock as of the date of the grant. Exercise prices range from $13.29 to $38.12 per share and generally have a 10-year life. The fair value of each Option is estimated as of the date of grant using a Black-Scholes option-pricing model.

The summary of Options outstanding and changes during fiscal year 2024 are presented below:

	Time Options	Performance Options	Total Options	Weighted-Average Fair Value	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Years
Outstanding as of December 30, 2023	2,432,781	106,005	2,538,786	$ 9.52	$ 25.24	
Granted	—	—	—	$ —	$ —	
Exercised	(781,700)	(25,445)	(807,145)	$ 9.66	$ 24.58	
Forfeited	(7,519)	(732)	(8,251)	$ 15.42	$ 32.06	
Outstanding as of December 28, 2024	1,643,562	79,828	1,723,390	$ 9.58	$ 25.52	4.3
Vested and exercisable as of December 28, 2024	1,643,562	79,828	1,723,390	$ 9.58	$ 25.52	4.3

During fiscal years 2024, 2023 and 2022, Options were exercised with total intrinsic values of $24 million, $22 million and $13 million, respectively, representing the excess of fair value over the exercise price.

There was no unrecognized compensation expense related to unvested Options expected to vest as of December 28, 2024.

Restricted Stock Units—Certain directors, executive officers and other eligible employees have been granted time-based restricted stock units (the "Time-Based RSUs"), performance-based restricted stock units (the "Performance RSUs") and market performance-based restricted stock units (the "Market Performance RSUs" and collectively with the Time-Based RSUs and Performance RSUs, the "RSUs"). The Time-Based RSUs generally vest ratably over three years, starting on the anniversary date of the grant. For fiscal years 2024, 2023 and 2022, the Company recognized $37 million, $35 million and $29 million, respectively, in share-based compensation expense related to the Time-Based RSUs.

The Performance RSUs generally vest over a three-year period, as and to the extent predetermined performance conditions are met. The fair value of each share underlying the Performance RSUs is measured at the fair market value of our common stock on the date of grant and recognized over the vesting period for the portion of the award that is expected to vest. Compensation expense for the Performance RSUs is remeasured as of the end of each reporting period, based on management's evaluation of whether it is probable that the performance conditions will be met. The Company recognized $20 million, $11 million and $4 million of share-based compensation expense in fiscal years 2024, 2023 and 2022, respectively, for the Performance RSUs.

During fiscal years 2021 and 2023, the Company granted Market Performance RSUs to certain executive officers and other eligible employees. These Market Performance RSUs awards vest at the end of a four-year performance period contingent on our achievement of certain total shareholder return performance ("TSR") targets during the performance period. The grant date fair value of the Market Performance RSUs was estimated using a Monte-Carlo simulation. The Company recognized de minimis share-based compensation expense for 2024, $2 million and $1 million of expense in fiscal years, 2023 and 2022, respectively, for the Market Performance RSUs.

A summary of RSUs outstanding and changes during fiscal year 2024 is presented below.

	Time-Based RSUs	Performance RSUs	Market Performance RSUs	Total RSUs	Weighted-Average Fair Value
Unvested as of December 30, 2023	2,187,628	852,375	320,400	3,360,403	$ 35.82
Granted	909,702	499,416	—	1,409,118	$ 54.03
Vested	(1,029,172)	—	(9,516)	(1,038,688)	$ 35.82
Forfeited	(222,250)	(140,823)	—	(363,073)	$ 41.14
Unvested as of December 28, 2024	1,845,908	1,210,968	310,884	3,367,760	$ 42.94

The weighted-average grant date fair values for the RSUs granted in fiscal years 2024, 2023 and 2022 was $54.03, $35.71 and $35.81, respectively.

As of December 28, 2024, there was $78 million of unrecognized compensation cost related to the RSUs that is expected to be recognized over a weighted-average period of two years.

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Share Repurchase Program—On November 2, 2022, our Board of Directors approved a Share Repurchase Program (“Original Share Repurchase Program”) under which the Company was authorized to repurchase up to $500 million of its outstanding common stock. On June 1, 2024, the Board approved, and on June 5, 2024, the Company announced, an increase in the amount of common stock that could be purchased under the Original Share Repurchase Program to $1 billion inclusive of any remaining funds authorized under the Original Share Repurchase Program (“Amended Share Repurchase Program”). For the year ended December 28, 2024, the Company repurchased 16,400,895 shares at an aggregate purchase price of approximately $958 million under the Amended Share Repurchase Program and the Original Share Repurchase Program, inclusive of approximately $10 million of fees, commissions, and related 1% excise tax. At December 28, 2024, there was approximately $75 million in remaining funds authorized under the Amended Share Repurchase Program. The size and timing of any repurchases will depend on a number of factors, including share price, general business and market conditions and other factors. Under the Amended Share Repurchase Program, repurchases can be made from time to time using a variety of methods, including open market purchases, privately negotiated transactions, accelerated share repurchases and Rule 10b5-1 trading plans. The Amended Share Repurchase Program does not obligate the Company to acquire any particular amount of shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The repurchase authorization does not have an expiration date. During the first quarter of fiscal year 2025 through February 10, 2025, the Company repurchased 328,000 shares at an aggregate purchase price of approximately $23 million under the Amended Share Repurchase Program. At February 10, 2025, there was approximately $52 million in remaining funds authorized under the Amended Share Repurchase Program. 16. LEASES The Company leases certain distribution and warehouse facilities, office facilities, fleet vehicles, and office and warehouse equipment. The Company determines if an arrangement is a lease at inception and recognizes a financing or operating lease liability and right-of-use (“ROU”) asset in the Company’s Consolidated Balance Sheets. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term as of commencement date. For the Company’s leases that do not provide an implicit borrowing rate, the Company uses its incremental borrowing rate based on the information available as of commencement date in determining the present value of future payments. The lease terms may include options to extend, terminate or buy out the lease. When it is reasonably certain that the Company will exercise these options, the associated payments are included in ROU assets and the estimated lease liabilities. Leases with an initial term of 12 months or less are not recorded in the Company’s Consolidated Balance Sheets. The Company recognizes lease expense for leases on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for separately. For office and warehouse equipment leases, the Company accounts for the lease and non- lease components as a single lease component. Variable lease payments that do not depend on an index or a rate, such as insurance and property taxes, are excluded from the measurement of the lease liability and are recognized as variable lease cost when the obligation for that payment is incurred. As of December 28, 2024, lease agreements included residual value guarantees of up to $245 million that could potentially come due in future periods. For leases which we believe amounts will be owed under these guarantees we have included the probable residual value guarantee within the lease payments to measure the right- of-use assets and lease liabilities. During 2022, the Company entered into new lease agreements for four distribution facilities that were previously classified as operating leases. As a result of terminating the original leases, the Company recognized a charge of $9 million, which was recorded in distribution, selling and administrative costs. These new leases are classified as financing leases, were measured using our incremental borrowing rate and are included in our right of use assets and lease liabilities in the Consolidated Balance Sheets. Rental payments are calculated at the applicable reference rate plus a margin. As of December 28, 2024, the Company had entered into four additional finance and operating leases related to warehouse leases for distribution centers and will commence upon building completion, with expected commencement dates ranging from 2025 to 2027 with terms of up to 15 years. 62

The following table presents the location of the ROU assets and lease liabilities in the Company's Consolidated Balance Sheets:

Leases	Consolidated Balance Sheet Location	December 28, 2024	December 30, 2023
Assets			
Operating	Other assets	$ 271	$ 290
Financing[(2)]	Property and equipment-net[(1)]	494	450
Total leased assets		$ 765	$ 740
Liabilities			
Current:			
Operating	Accrued expenses and other current liabilities	$ 42	$ 43
Financing	Current portion of long-term debt	102	95
Noncurrent:			
Operating	Other long-term liabilities	248	265
Financing[(2)]	Long-term debt	389	367
Total lease liabilities		$ 781	$ 770

(1) Financing lease assets are recorded net of accumulated amortization of $300 million and $297 million as of December 28, 2024 and December 30, 2023, respectively.

(2) Excludes leases classified as held for sale in relation to the planned Freshway divestiture. Refer to Note 5, Acquisitions and Held for Sale for additional information.

The following table presents the location of lease costs in fiscal years 2024, 2023 and 2022 in the Company's Consolidated Statements of Comprehensive Income:

Lease Cost	Statements of Comprehensive Income Location	2024	2023	2022
Operating lease cost	Distribution, selling and administrative costs	$ 66	$ 59	$ 69
Financing lease cost:				
Amortization of leased assets	Distribution, selling and administrative costs	88	86	70
Interest on lease liabilities	Interest expense-net	27	22	11
Short-term lease cost	Distribution, selling and administrative costs	3	2	2
Variable lease cost	Distribution, selling and administrative costs	12	12	10
Net lease cost		$ 196	$ 181	$ 162

Future lease payments under lease agreements as of December 28, 2024 were as follows:

Maturity of Lease Liabilities	Operating Leases	Financing Lease Obligation	Total
2025	$ 61	$ 122	$ 183
2026	62	119	181
2027	53	104	157
2028	42	77	119
2029	33	55	88
After 2029	127	83	210
Total lease payments	378	560	938
Less amount representing interest	(88)	(70)	(158)
Present value of lease liabilities	$ 290	$ 490	$ 780

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Other information related to lease agreements for fiscal years 2024, 2023 and 2022 was as follows:

Cash Paid For Amounts Included In Measurement of Liabilities	2024	2023	2022
Operating cash flows from operating leases	$ 69	$ 62	$ 56
Operating cash flows from financing leases	24	21	11
Financing cash flows from financing leases	124	111	73

Lease Term and Discount Rate	December 28, 2024	December 30, 2023	December 31, 2022
Weighted-average remaining lease term (years):			
Operating leases	7.61	7.57	8.32
Financing leases	7.10	7.03	6.36
Weighted-average discount rate:			
Operating leases	6.8 %	6.5 %	6.5 %
Financing leases	4.4 %	4.2 %	4.1 %

17. RETIREMENT PLANS

The Company sponsors a defined benefit pension plan and a 401(k) plan for eligible employees, and provides certain postretirement health and welfare benefits to eligible retirees and their dependents.

Company Sponsored Defined Benefit Plans — The Company sponsors the US Foods Consolidated Defined Benefit Retirement Plan (the "Retirement Plan"), a qualified defined benefit retirement plan, that pays benefits to eligible employees at the time of retirement, using actuarial formulas based upon a participant's years of credited service and compensation. Only certain union associates are eligible to participate and continue to accrue benefits under the plan per the collective bargaining agreements. The plan is closed and frozen to all other employees. The Company also maintains postretirement health and welfare plans for certain employees. Amounts related to the Retirement Plan and other postretirement plans recognized in the Company's consolidated financial statements are determined on an actuarial basis.

In the quarter ending July 1, 2023, the Company issued a notice of intent to terminate the majority of the Retirement Plan. This was previously approved by the Company's Board of Directors. Effective December 30, 2023, the Retirement Plan was split into the Retirement Plan that is continuing, the "Ongoing Plan", and the portion of the Retirement Plan that is terminating, the "Terminating Plan."During the fourth quarter of fiscal year 2024, the Company remeasured and settled all benefits related to the Terminating Plan. In the fourth quarter of fiscal year 2024, the Company settled its obligations under the Terminating Plan by providing $254 million in lump sum payments to eligible participants who elected to receive them and through the purchase of annuity contracts from a highly rated insurance company for $414 million. The settlement of the Terminating Plan resulted in excess plan assets of approximately $63 million which will be transferred to the Ongoing Plan. The cost of the settlement of the Terminating Plan is a nonrecurring charge to pension expense of approximately $124 million to recognize deferred costs previously held in accumulated other comprehensive income. No cash contributions were required in the current fiscal year to support the Terminating Plan transaction. As a result of the planned termination, the net funded status of the Terminating Plan is recorded within accrued expenses and other current liabilities in the Consolidated Balance Sheet as of December 20, 2024. After the Terminating Plan was settled, the net funded status of the Ongoing Plan is recorded within other long term assets and other long term liabilities as of December 28, 2024

The components of net periodic pension benefit costs (credits) for the Retirement Plan the last three fiscal years were as follows:

	2024	2023	2022
Components of net periodic pension benefit (credits) costs:			
Service cost	$ 2	$ 2	$ 3
Interest cost	17	38	30
Expected return on plan assets	(17)	(47)	(52)
Amortization of net loss	5	3	—
Settlement	124	—	—
Net periodic pension benefit (credits) costs	$ 131	$ (4)	$ (19)

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Other postretirement benefit costs were de minimis for fiscal years 2024, 2023 and 2022. The service cost component of net periodic benefit (credits) costs is included in distribution, selling and administrative costs, while the other components of net periodic benefit (credits) costs are included in other income—net in the Company’s Consolidated Statements of Comprehensive Income. The Company did not make a significant contribution to the Retirement Plan in fiscal years 2024, 2023 and 2022. With the exception of the $124 million cost in fiscal year 2024 related to the plan termination settlement, there have been no non-cash settlement costs incurred in fiscal years 2024, 2023, and 2022. Changes in plan assets and benefit obligations recorded in accumulated other comprehensive loss for pension benefits for the last three fiscal years were as follows: 2024 2023 2022 Changes recognized in accumulated other comprehensive income (loss): Actuarial gain (loss) $ 82 $ (58) $ (73) Amortization of net loss 5 3 — Settlement 124 — — Net amount recognized $ 211 $ (55) $ (73) Changes in plan assets and benefit obligations recorded in accumulated other comprehensive loss for other postretirement benefits for the last three fiscal years were de minimis. The funded status of the Retirement Plan for the last three fiscal years was as follows: Pension Benefits 2024 2023 2022 Change in benefit obligation: Benefit obligation as of beginning of year $ 777 $ 720 $ 1,016 Service cost 2 2 3 Interest cost 17 38 30 Actuarial (gain) loss (74) 58 (274) Benefit disbursements (28) (41) (55) Settlement (671) — — Projected benefit obligation as of end of year 23 777 720 Change in plan assets: Fair value of plan assets as of beginning of year 760 753 1,103 (Loss) return on plan assets 25 48 (295) Benefit disbursements (28) (41) (55) Settlement (671) — — Fair value of plan assets as of end of year 86 760 753 Net funded status $ 63 $ (17) $ 33 The net funded status of the Ongoing Plan for fiscal year 2024 increased from a net liability of $17 million to a net asset of $63 million, as a result of settling the Terminating Plan. The net funded status of the Retirement Plan for fiscal year 2023 decreased from a net asset of $33 million to a net liability of $17 million, as a result of market conditions, adjustments related to the Terminating Plan and actuarial losses. The fiscal year 2024 pension benefits actuarial gain of $74 million was primarily due to terminating plan adjustments. The fiscal year 2023 pension benefits actuarial loss of $58 million was primarily due to a decrease in the discount rate and Terminating Plan adjustments. The fiscal year 2022 pension benefits actuarial gain of $274 million was primarily due to an increase in the discount rate. 65

The funded status of the Other Post Retirement Plans for the last three fiscal years was as follows: Other Postretirement Plans 2024 2023 2022 Change in benefit obligation: Benefit obligation as of beginning of year $ 5 $ 5 $ 6 Benefit disbursements (1) (1) (1) Other 1 1 — Benefit obligation as of end of year 5 5 5 Change in plan assets: Fair value of plan assets as of beginning of year — — — Employer contribution 1 1 1 Benefit disbursements (1) (1) (1) Fair value of plan assets as of end of year — — — Net funded status $ (5) $ (5) $ (5) Service cost, interest cost and actuarial (gain) loss for other postretirement benefits were de minimis for fiscal years 2024, 2023 and 2022. The amounts recognized on the Company’s Consolidated Balance Sheets related to the company-sponsored defined benefit plans and other postretirement benefit plans consisted of the following: Pension Benefits 2024 2023 2022 Amounts recognized in the consolidated balance sheets consist of the following: Prepaid benefit obligation—noncurrent $ 63 $ — $ 34 Accrued benefit obligation—current — (16) — Accrued benefit obligation—noncurrent — (1) (1) Net amount recognized in the consolidated balance sheets $ 63 $ (17) $ 33 Amounts recognized in accumulated other comprehensive loss consist of the following: Net loss $ 3 $ 213 $ 159 Net loss recognized in accumulated other comprehensive loss $ 3 $ 213 $ 159 Additional information: Accumulated benefit obligation $ 21 $ 775 $ 717 Other Postretirement Plans 2024 2023 2022 Amounts recognized in the consolidated balance sheets consist of the following: Accrued benefit obligation—current $ (1) $ (1) $ (1) Accrued benefit obligation—noncurrent (4) (4) (4) Net amount recognized in the consolidated balance sheets $ (5) $ (5) $ (5) Amounts recognized in accumulated other comprehensive loss consist of the following: Gain, net of prior service cost $ 1 $ 1 $ 1 Net gain recognized in accumulated other comprehensive loss $ 1 $ 1 $ 1 Additional information: Accumulated postretirement benefit obligation $ 5 $ 5 $ 5 66

Weighted average assumptions used to determine benefit obligations as of period-end and net pension costs for the last three fiscal years were as follows:

	Pension Benefits		
	2024	2023	2022
Benefit obligation:			
Discount rate	5.80 %	5.15 %	5.50 %
Annual compensation increase	— %	2.96 %	2.96 %
Net cost:			
Discount rate	5.20 %	5.50 %	3.00 %
Expected return on plan assets	5.20 %	6.50 %	4.75 %
Annual compensation increase	— %	2.96 %	2.96 %

	Other Postretirement Plans		
	2024	2023	2022
Benefit obligation—discount rate	5.80 %	5.20 %	5.50 %
Net cost—discount rate	5.20 %	5.50 %	3.00 %

The measurement date for the defined benefit and other postretirement benefit plans was December 31 for fiscal years 2024, 2023 and 2022. The Company applies the practical expedient under ASU No. 2015-04 *"Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets"* to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end.

The mortality assumptions used to determine the pension benefit obligation as of December 31, 2024 and December 31, 2023 are based on the Pri-2012 base mortality table with the MP-2020 mortality improvement scale published by the Society of Actuaries.

A health care cost trend rate is used in the calculations of postretirement medical benefit plan obligations. The assumed healthcare trend rates for the last three fiscal years were as follows:

	2024	2023	2022
Immediate rate	7.00 %	6.30 %	6.50 %
Ultimate trend rate	4.50 %	4.50 %	4.50 %
Year the rate reaches the ultimate trend rate	2037	2037	2037

Retirees covered under these plans are responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

In determining the discount rate, the Company determines the implied rate of return on a hypothetical portfolio of high-quality fixed-income investments, for which the timing and amount of cash outflows approximates the estimated pension plan payouts. The discount rate assumption is reviewed annually and revised as appropriate.

The expected long-term rate of return on plan assets is derived from a mathematical asset model. This model incorporates assumptions on the various asset class returns, reflecting a combination of historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. The rate of return assumption is reviewed annually and revised as deemed appropriate.

The US Foods, Inc. Retirement Investment Committee (the "Committee") has authority and responsibility to oversee the investment and management of the trust ("the Trust") which holds the assets of the Retirement Plan and has adopted an Investment Policy to provide a framework for the management of the Trust's assets, including the objectives and long-term strategy with respect to the investment program of the Trust. Pursuant to the Investment Policy, the primary goal of investing Trust assets is to ensure that pension liabilities are met over time, and that Trust assets are invested in a manner that maximizes the probability of meeting pension liabilities. The secondary goal of investing Trust assets is to maximize long-term investment return consistent with a reasonable level of risk. Through consultation with its investment consultant, the Committee has developed long-term asset allocation guidelines intended to achieve investment objectives relative to projected liabilities. Based on those projections, the Committee has approved a dynamic asset allocation strategy that increases the liability-hedging assets of the Trust and decreases the return-seeking assets of the Trust as the funded ratio of the Retirement Plan improves. Based upon the funded ratio of the Retirement Plan, an asset allocation of 70% equity securities (U.S. large cap equities, U.S. small and mid-cap equities and non-U.S. equities) and 30% fixed income securities (U.S. Treasuries, STRIPs, and investment grade corporate

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bonds) was targeted during the Company’s fiscal year 2024. The actual mix of assets in the Trust as of December 28, 2024 consisted of 18% equity securities and 82% fixed income securities. The following table sets forth the fair value of our defined benefit plans’ assets by asset fair value hierarchy level: Asset Fair Value as of December 28, 2024 Level 1 Level 2 Level 3 Total Equities: Domestic $ 16 $ — $ — $ 16 International — — — — Mutual fund: International equities — — — — Long-term debt securities: Corporate debt securities: Domestic — 5 — 5 International — — — — U.S. government securities — — — — Other — — $ 16 $ 5 $ — 21 Common collective trust funds: Cash equivalents 68 Domestic equities — International equities — Treasury STRIPS — U.S. government securities — Total investments measured at net asset value as a practical expedient 68 Total defined benefit plans’ assets $ 89 Asset Fair Value as of December 30, 2023 Level 1 Level 2 Level 3 Total Equities: Domestic $ 18 $ — $ — $ 18 International 1 — — 1 Mutual fund: International equities 11 — — 11 Long-term debt securities: Corporate debt securities: Domestic — 116 — 116 International — 16 — 16 U.S. government securities 2 — 2 Other — 3 — 3 $ 30 $ 137 $ — 167 Common collective trust funds: Cash equivalents 286 Domestic equities 72 International equities 20 Treasury STRIPS 67 U.S. government securities 148 Total investments measured at net asset value as a practical expedient 593 Total defined benefit plans’ assets $ 760 68

A description of the valuation methodologies used for assets measured at fair value is as follows:

- Cash and cash equivalents are valued at original cost, plus accrued interest.
- Equities are valued at the closing price reported on the active market on which individual securities are traded.
- Mutual funds are valued at the closing price reported on the active market on which individual funds are traded.
- Long-term debt securities are valued at the estimated price a dealer will pay for the individual securities.
- Common collective trust funds are measured at the net asset value as of the December 31, 2024 and 2023 measurement dates. This class represents investments in common collective trust funds that invest in:
  - Equity securities, which may include common stocks, options and futures in actively managed funds; and
  - Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) representing zero coupon Treasury securities with long-term maturities.
  - U.S. government securities representing government bonds with long-term maturities.

Estimated future benefit payments, under Company sponsored plans as of December 28, 2024, are as follows:

	Pension Benefits	Other Postretirement Plans
2025	$ 1	$ 1
2026	1	1
2027	2	1
2028	1	1
2029	1	1
Subsequent five years	8	2

The Company does not expect to make contributions to the Retirement Plans in fiscal year 2025.

Other Company Sponsored Benefit Plans—Certain employees are eligible to participate in the Company's 401(k) savings plan. The Company made employer matching contributions to the 401(k) plan of $82 million, $65 million and $57 million for fiscal years 2024, 2023 and 2022, respectively.

Multiemployer Pension Plans—The Company is also required to contribute to various multiemployer pension plans under the terms of collective bargaining agreement ("CBAs") that cover certain of its union-represented employees. These plans are jointly administered by trustees for participating employers and the applicable unions.

The risks of participating in multiemployer pension plans differ from traditional single-employer defined benefit plans as follows:

- Assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to the employees of other participating employers.
- If a participating employer stops contributing to a multiemployer pension plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company elects to stop participation in a multiemployer pension plan, or if the number of the Company's employees participating in a plan is reduced to a certain degree over certain periods of time, the Company may be required to pay a withdrawal liability based upon the underfunded status of the plan.

The Company's participation in multiemployer pension plans for the fiscal year ended December 28, 2024 is outlined in the tables below. The Company considers significant plans to be those plans to which the Company contributed more than 5% of total contributions to the plan in a given plan year, or for which the Company believes its estimated withdrawal liability, should it decide to voluntarily withdraw from the plan, may be material to the Company. For each plan that is considered individually significant to the Company, the following information is provided:

- The EIN/Plan Number column provides the Employee Identification Number ("EIN") and the three-digit plan number assigned to a plan by the Internal Revenue Service.

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- The most recent Pension Protection Act ("PPA") zone status available for fiscal years 2024 and 2023 is for the plan years beginning in 2023 and 2022, respectively. The zone status is based on information provided to participating employers by each plan and is certified by the plan's actuary. A plan in the red zone has been determined to be in critical status, or critical and declining status, based on criteria established under the Internal Revenue Code (the "Code"), and is generally less than 65% funded. Plans are generally considered "critical and declining" if they are projected to become insolvent within 20 years. A plan in the yellow zone has been determined to be in endangered status, based on criteria established under the Code, and is generally less than 80% but more than 65% funded. A plan in the green zone has been determined to be neither in critical status nor in endangered status, and is generally at least 80% funded.
- The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. In addition to regular plan contributions, participating employers may be subject to a surcharge if the plan is in the red zone.
- The Surcharge Imposed column indicates whether a surcharge has been imposed on participating employers contributing to the plan.
- The Expiration Dates column indicates the expiration dates of the CBAs to which the plans are subject.

Pension Fund	EIN/ Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Surcharge Imposed	Expiration Dates
		2024	2023			
Minneapolis Food Distributing Industry Pension Plan	41-6047047/001	Green	Green	N/A	No	04/05/2025
Teamster Pension Trust Fund of Philadelphia and Vicinity	23-1511735/001	Green	Green	N/A	No	02/13/2026
Local 703 I.B. of T. Grocery and Food Employees' Pension Plan	36-6491473/001	Green	Green	N/A	No	06/30/2026
United Teamsters Trust Fund A	13-5660513/001	Yellow	Yellow	Implemented	No	05/01/2027
Warehouse Employees Local 169 and Employers Joint Pension Fund	23-6230368/001	Red	Red	Implemented	No	02/13/2026

The following table provides information about the Company's contributions to its multiemployer pension plans. For plans that are not individually significant to the Company, the total amount of the Company's contributions is aggregated.

	Contributions(1)(2)			Contributions That Exceed 5% of Total Plan Contributions(3)	
	2024	2023	2022	2024	2023
Pension Fund					
Minneapolis Food Distributing Industry Pension Plan	$ 7	$ 6	$ 6	Yes	Yes
Teamster Pension Trust Fund of Philadelphia and Vicinity	5	5	5	No	No
Local 703 I.B. of T. Grocery and Food Employees' Pension Plan	3	3	3	Yes	Yes
United Teamsters Trust Fund A	2	2	1	Yes	Yes
Warehouse Employees Local 169 and Employers Joint Pension Fund	1	1	1	Yes	Yes
Other funds	39	38	31	—	—
	$ 57	$ 55	$ 47		

(1) Contributions made to these plans during the Company's fiscal year, which may not coincide with the plans' respective fiscal years.
(2) Contributions do not include payments related to multiemployer pension plan withdrawals/settlements.
(3) Indicates whether the Company was listed in the respective multiemployer pension plan Form 5500 for the applicable plan year as having made more than 5% of total contributions to the plan.

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If the Company elects to voluntarily withdraw from a multiemployer pension plan, it may be responsible for its proportionate share of the respective plan’s unfunded vested liability. Based on the latest information available from plan administrators, the Company estimates its aggregate withdrawal liability from the multiemployer pension plans in which it participates to be approximately $89 million as of December 28, 2024. Actual withdrawal liabilities incurred by the Company, if it were to withdraw from one or more plans, could be materially different from the estimates noted here, based on better or more timely information from plan administrators or other changes affecting the respective plans’ funded status. 18. EARNINGS PER SHARE The Company computes EPS in accordance with ASC 260, Earnings per Share. Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding. Diluted EPS is computed using the weighted average number of shares of common stock, plus the effect of potentially dilutive securities. The Company applies the treasury method to calculate the dilution impact of share-based awards—stock options, non-vested restricted shares with forfeitable dividend rights, restricted stock units, and employee stock purchase plan deferrals. The Company applies the if-converted method to calculate the dilution impact of the Series A Preferred Stock, if dilutive in the period. For fiscal years 2024, 2023 and 2022, share-based awards representing less than 1 million, less than 1 million and 2 million underlying common shares, respectively, were not included in the computation because the effect would have been anti- dilutive. For fiscal year 2023, Series A Preferred Stock representing 9 million of underlying common shares were included in the computation because the effect is dilutive. For fiscal year 2022, Series A Preferred Stock representing 25 million of underlying common shares, respectively, were not included in the computation because the effect would have been anti-dilutive. The Company did not have any outstanding Series A Preferred Stock during fiscal year 2024. The following table sets forth the computation of basic and diluted EPS: 2024 2023 2022 Numerator: Net income $ 494 $ 506 $ 265 Less: Series A Preferred Stock dividends (1) — (7) (37) Net income available to common shareholders $ 494 $ 499 $ 228 Denominator: Weighted-average common shares outstanding 241 239 224 Effect of dilutive share-based awards 3 2 2 Effect of dilutive underlying shares of the Series A Preferred Stock (2) — 9 — Weighted-average dilutive shares outstanding 244 250 226 Net income per share: Basic $ 2.05 $ 2.09 $ 1.02 Diluted $ 2.02 $ 2.02 $ 1.01 (1) As discussed in Note 13 Convertible Preferred Stock, Series A Preferred Stock dividends for 2022 and 2023 were paid in cash. (2) Under the if-converted method, outstanding shares of the Series A Preferred Stock are converted to common shares for inclusion in the calculation of weighted-average common shares outstanding-diluted. Once converted, there would be no preferred stock outstanding and therefore, no Series A Preferred Stock dividend As of December 30, 2023, the 9 million shares represent the weighted average impact on these shares during the fiscal year 2023. See Note 13 Convertible Preferred Stock, for details on Series A Preferred Stock. 71

19. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS The following table presents changes in accumulated other comprehensive loss, by component, for the last three fiscal years: 2024 2023 2022 Accumulated other comprehensive loss components Retirement benefit obligations: Balance as of beginning of year (1) $ (116) $ (73) $ (19) Other comprehensive income (loss) before reclassifications 92 (55) (73) Reclassification adjustments: Amortization of net loss (2) (3) (5) (3) — Settlements (2) (3) 124 — — Total before income tax 211 (58) (73) Income tax provision (benefit) 53 (15) (19) Current year comprehensive income (loss), net of tax 158 (43) (54) Balance as of end of year (1) $ 42 $ (116) $ (73) Interest rate caps: Balance as of beginning of year (1) $ 1 $ — $ — Change in fair value of interest rate caps — 1 — Amounts reclassified to interest expense — — — Total before income tax — 1 — Income tax provision — — — Current year comprehensive income, net of tax — 1 — Balance as of end of year (1) $ 1 $ 1 $ — Accumulated other comprehensive income (loss) as of end of year(1) $ 43 $ (115) $ (73) (1) Amounts are presented net of tax. (2) Included in the computation of net periodic benefit costs. See Note 17, Retirement Plans, for additional information. (3) Included in other income—net in the Company’s Consolidated Statements of Comprehensive Income. Included in the retirement benefit obligations balance as of December 28, 2024 is $45 million of tax effects, $44 million of which represents tax effects on items within accumulated other comprehensive income (loss) related to the Tax Cuts and Jobs Act of 2017 and the presence of a valuation allowance in certain historical periods. The Company expects the tax effects to remain in accumulated other comprehensive income (loss) until the Ongoing Plan ceases to exist. 20. INCOME TAXES The income tax provision for the fiscal years 2024, 2023 and 2022 consisted of the following: 2024 2023 2022 Current: Federal $ 139 $ 140 $ 69 State 21 23 10 Current income tax provision 160 163 79 Deferred: Federal (24) (4) 3 State 14 13 14 Deferred income tax provision (10) 9 17 Total income tax provision $ 150 $ 172 $ 96 72

The Company’s effective income tax rates for the fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022 were 23%, 25% and 27%, respectively. The determination of the Company’s overall effective income tax rate requires the use of estimates. The effective income tax rate reflects the income earned and taxed in U.S. federal and various state jurisdictions based on enacted tax law, permanent differences between book and tax items, tax credits and the Company’s change in relative income in each jurisdiction. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company’s effective income tax rate in the future. The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 21% to the Company’s income tax provision for the fiscal years 2024, 2023 and 2022 is shown below: 2024 2023 2022 Federal income taxes computed at statutory rate $ 135 $ 142 $ 76 State income taxes, net of federal income tax benefit 31 35 21 Stock-based compensation (9) (5) (3) Non-deductible expenses 12 10 7 Change in the valuation allowance for deferred tax assets (3) (6) (12) Net operating loss expirations 1 1 9 Tax credits — (2) (1) Change in unrecognized tax benefits (17) (3) (1) Total income tax provision $ 150 $ 172 $ 96 Temporary differences and carryforwards that created significant deferred tax assets and liabilities were as follows: December 28, 2024 December 30, 2023 Deferred tax assets: Operating lease liabilities $ 73 $ 77 Workers’ compensation, general and fleet liabilities 55 47 Financing lease and other long term liabilities 118 109 Net operating loss carryforwards 30 37 Other deferred tax assets 89 108 Total gross deferred tax assets 365 378 Less valuation allowance (7) (10) Total net deferred tax assets 358 368 Deferred tax liabilities: Property and equipment (227) (220) Operating lease assets (68) (73) Inventories (17) (16) Intangibles (311) (296) Financing lease and other long term liabilities (46) (46) Other deferred tax liabilities (24) (10) Total deferred tax liabilities (693) (661) Net deferred tax liability $ (335) $ (293) The net deferred tax liabilities presented in the Company’s Consolidated Balance Sheets were as follows: December 28, 2024 December 30, 2023 Noncurrent deferred tax assets $ — $ — Noncurrent deferred tax liability (335) (293) Net deferred tax liability $ (335) $ (293) 73

The Company had tax affected state net operating loss carryforwards of $30 million as of December 28, 2024. The Company’s net operating loss carryforwards expire as follows: State 2025-2029 $ 8 2030-2034 5 2035-2039 13 2040-2044 1 Indefinite 3 $ 30 The Company also has state credit carryforwards of $4 million. The U.S. federal and state net operating loss carryforwards in the income tax returns filed included unrecognized tax benefits taken in prior years. The net operating losses for which a deferred tax asset is recognized for financial statement purposes in accordance with ASC 740, Income Taxes, are presented net of these unrecognized tax benefits. Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company’s domestic net operating losses and tax credit carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company maintained a valuation allowance on certain state net operating loss and tax credit carryforwards expected to expire unutilized as a result of insufficient forecasted taxable income in the carryforward period or the utilization of which is subject to limitation. A summary of the activity in the valuation allowance for the fiscal years 2024, 2023 and 2022 is as follows: 2024 2023 2022 Balance at beginning of year $ 10 $ 16 28 Benefit recognized (3) (6) (12) Balance at end of year $ 7 $ 10 $ 16 The calculation of the Company’s tax liabilities involves uncertainties in the application of complex tax laws and regulations in U.S. federal and state jurisdictions. The Company (1) records unrecognized tax benefits as liabilities in accordance with ASC 740, Income Taxes and (2) adjusts these liabilities when the Company’s judgment changes because of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of liabilities for unrecognized tax benefits. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. The Company recognizes an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits. Reconciliation of the beginning and ending amount of unrecognized tax benefits as of fiscal years 2024, 2023 and 2022 was as follows: Balance at January 1, 2022 32 Decreases due to lapses of statute of limitations (2) Balance at January 1, 2023 30 Decreases due to lapses of statute of limitations (4) Balance at December 30, 2023 26 Decreases due to lapses of statute of limitations (18) Positions assumed in a business combination 2 Balance at December 28, 2024 $ 10 The Company estimates it is reasonably possible that the liability for unrecognized tax benefits will decrease by up to $1 million in the next 12 months as a result of the completion of various tax audits currently in process and the expiration of the statute of limitations in several jurisdictions. 74

Included in the balance of unrecognized tax benefits as of the end of fiscal years 2024, 2023 and 2022 was $8 million, $24 million and $27 million, respectively, of tax benefits that, if recognized, would affect the effective income tax rate. The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had accrued interest and penalties of approximately $8 million and $9 million as of December 28, 2024 and December 30, 2023, respectively. The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations. Our 2021 through 2023 U.S. federal income tax years, and various state income tax years from 2001 through 2023, remain subject to income tax examinations by the relevant taxing authorities. Prior to 2007, the Company was owned by Royal Ahold N.V. (“Ahold”). Ahold indemnified the Company for 2007 pre-closing consolidated U.S. federal and certain combined state income taxes, and the Company is responsible for all other taxes, interest and penalties. 21. COMMITMENTS AND CONTINGENCIES Purchase Commitments—The Company enters into purchase orders with vendors and other parties in the ordinary course of business and has a limited number of purchase contracts with certain vendors that require it to buy a predetermined volume of products. The Company had $929 million of purchase orders and purchase contract commitments as of December 28, 2024 to be purchased through the end of fiscal year 2025 and $95 million of information technology commitments through November 2029 that are not recorded in the Company’s Consolidated Balance Sheets. The Company has entered into various minimum volume purchase agreements at various pricing terms. Minimum amounts committed to as of December 28, 2024 totaled approximately $1.104 billion. Minimum amounts committed to by year are as follows: Amount (In millions) 2025 $ 946 2026 158 2027 — 2028 — 2029 — To minimize fuel price risk, the Company enters into forward purchase commitments for a portion of its projected diesel fuel requirements. The Company had diesel fuel forward purchase commitments totaling $33 million through December 2025, as of December 28, 2024. Additionally, the Company had electricity forward purchase commitments totaling $3 million through July 2025, as of December 28, 2024. The Company does not measure its forward purchase commitments for fuel and electricity at fair value, as the amounts under contract meet the physical delivery criteria in the normal purchase exception. Legal Proceedings—The Company is subject to a number of legal proceedings arising in the normal course of business. These legal proceedings, whether pending, threatened or unasserted, if decided adversely to or settled by the Company, may result in liabilities material to its financial position, results of operations, or cash flows. The Company has recognized provisions with respect to the proceedings, where appropriate, in its Consolidated Balance Sheets. It is possible that the Company could settle one or more of these proceedings or could be required to make expenditures, in excess of the established provisions, in amounts that cannot be reasonably estimated. However, the Company, at present, believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations or cash flows. Surety Bonds—As of December 28, 2024, the Company had approximately $58 million of surety bonds that were not recorded on the Consolidated Balance Sheets. The surety bonds are primarily used as security against certain insurance program contractual commitments in the normal course of business. 22. US FOODS HOLDING CORP. CONDENSED FINANCIAL INFORMATION These condensed parent company financial statements should be read in conjunction with the Company’s consolidated financial statements. Under terms of the agreements governing its indebtedness, the net assets of USF are restricted from being transferred to US Foods in the form of loans, advances or dividends with the exception of income tax payments, share-based compensation settlements and minor administrative costs. USF had $2.4 billion of restricted payment capacity under these covenants, and approximately $2.1 billion of its net assets were restricted after taking into consideration the net deferred tax assets and intercompany balances that eliminate in consolidation, as of December 28, 2024. See Note 15, Share-Based Compensation, Common Stock Issuances and Common Stock, for a discussion of the Company’s equity-related transactions. In 75 the condensed parent company financial statements below, the investment in the operating subsidiary, USF, is accounted for using the equity method. Condensed Parent Company Balance Sheets (In millions, except par value) December 28, 2024 December 30, 2023 ASSETS Investment in subsidiary 4,528 $ 4,748 Other assets — 2 Total assets $ 4,528 $ 4,750 LIABILITIES AND SHAREHOLDERS' EQUITY Accrued expenses and other current liabilities $ — $ 3 Deferred tax liabilities — 1 Total liabilities — 4 Commitments and Contingencies (Note 21) Shareholders’ Equity Common stock, $0.01 par value--600 shares authorized; 254.7 issued and 230.5 outstanding as of December 28, 2024, and 252.9 issued and 245.1 outstanding as of December 30, 2023 3 3 Additional paid-in capital 3,748 3,663 Retained earnings 2,003 1,509 Accumulated other comprehensive loss 43 (115) Treasury Stock, 24.2 and 7.8 shares, respectively (1,269) (314) Total shareholders’ equity 4,528 4,746 Total liabilities and shareholders’ equity $ 4,528 $ 4,750 Condensed Parent Company Statements of Comprehensive Income Fiscal Years Ended December 28, 2024 December 30, 2023 December 31, 2022 Income before income taxes $ — $ — $ — Income tax provision — — — Income before equity in net earnings of subsidiary — — — Equity in net earnings of subsidiary 494 506 265 Net income 494 506 265 Other comprehensive income—net of tax: Changes in retirement benefit obligations 158 (43) (54) Loss on pension settlement (124) — — Unrecognized (loss) gain on interest rate hedges — 1 — Comprehensive income $ 528 $ 464 $ 211 Net income $ 494 $ 506 $ 265 Series A convertible preferred stock dividends — (7) (37) Net income available to common shareholders $ 494 $ 499 $ 228 76

Condensed Parent Company Statements of Cash Flows Fiscal Years Ended December 28, 2024 December 30, 2023 December 31, 2022 Cash flows from operating activities: Net income $ 494 $ 506 $ 265 Adjustments to reconcile net income to net cash provided by operating activities: Equity in net earnings of subsidiary (494) (506) (265) Changes in operating assets and liabilities: decrease in other assets — — — Net cash used in operating activities — — — Cash flows from investing activities: Investment in subsidiary 958 301 51 Net cash provided by investing activities 958 301 51 Cash flows from financing activities: Dividends paid on Series A convertible preferred stock — (7) (37) Repurchase of common stock (958) (294) (14) Net cash used in financing activities (958) (301) (51) Net increase in cash, cash equivalents and restricted cash — — — Cash, cash equivalents and restricted cash—beginning of year — — — Cash, cash equivalents and restricted cash—end of year $ — $ — $ — 23. BUSINESS INFORMATION The Company operates as one operating segment. The Company markets, sells, and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the U.S. The Company uses a centralized management structure, and its strategies and initiatives are implemented and executed consistently across the organization. The Company uses shared resources for sales, procurement, and general and administrative activities across each of its distribution facilities and operations. The Company’s distribution facilities form a single network to reach its customers; it is common for a single customer to make purchases from several different distribution facilities. Capital projects, whether for cost savings or generating incremental revenue, are evaluated based on estimated economic returns to the organization as a whole. The Company’s consolidated results represent the results of its one operating segment based on how the Company’s chief operating decision maker (the “CODM”), the Chief Executive Officer (the “CEO”), views the business for purposes of evaluating performance and making operating decisions. 77

The CODM utilizes the U.S. GAAP measurement of consolidated net income to assess financial performance and allocate resources. This financial metric is used by the CODM to make key operating decisions, such as allocation of budget between net sales, cost of goods sold, distribution costs and selling and administrative costs. The measure of segment assets is reported on the Company’s Consolidated Balance Sheets as total consolidated assets. In addition, the measure of capital expenditures, depreciation and amortization is reported on the Company’s Consolidated Statements of Cash Flows. The following table presents selected financial information with respect to the Company’s single operating segment for the fiscal years ended 2024, 2023 and 2022: Fiscal Years Ended December 28, 2024 December 30, 2023 December 31, 2022 Net sales $ 37,877 $ 35,597 $ 34,057 Cost of goods sold 31,343 29,449 28,565 Distribution costs 2,578 2,387 2,287 Selling and administrative costs 2,834 2,730 2,599 Restructuring activity and asset impairment charges 23 14 12 Other expense (income)—net 6 (6) (22) Interest expense—net 315 324 255 Loss on extinguishment of debt 10 21 — Recognition of net actuarial loss for pension settlement 124 — — Income tax provision 150 172 96 Net income $ 494 $ 506 $ 265 During the fiscal year 2024, the Company began offering a supplier financing program, in which participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. No third parties have signed the supplier finance program agreements as of December 28, 2024. No single customer accounted for more than 2% of the Company’s consolidated net sales in fiscal year 2024, 2% of the Company’s consolidated net sales in fiscal year 2023 and 3% of the Company’s consolidated net sales in fiscal year 2022. However, customers who are members of one group purchasing organization accounted, in the aggregate, for approximately 14% of the Company’s consolidated net sales in fiscal year 2024, 14% of the Company’s consolidated net sales in fiscal year 2023 and 12% of the Company’s consolidated net sales for fiscal year 2022. 78

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures As of December 28, 2024, the end of the period covered by this Annual Report, an evaluation was carried out under the supervision and with the participation of US Foods Holding Corp.’s management, including our Chief Executive Officer and our Chief Financial Officer, of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed is accumulated and communicated to the Company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Report of Management on Internal Control over Financial Reporting dated February 13, 2025 Management of US Foods Holding Corp. and its subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices, and actions taken to correct deficiencies as identified. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 28, 2024. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors. Based on this assessment, management determined that, as of December 28, 2024, the Company maintained effective internal control over financial reporting. Deloitte & Touche LLP, an independent registered public accounting firm, which audited and reported on the consolidated financial statements of the Company included in this report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 28, 2024. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting during the fiscal quarter ended December 28, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of US Foods Holding Corp. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of US Foods Holding Corp. and subsidiaries (the “Company”) as of December 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 28, 2024, of the Company and our report dated February 13, 2025, expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting dated February 13, 2025. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ DELOITTE & TOUCHE LLP Chicago, Illinois February 13, 2025 80

Item 9B. Other Information Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements During the three months ended December 28, 2024, one of our executive officers adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K of the Exchange Act, as follows. On December 9, 2024, Dirk Locascio, Executive Vice President and Chief Financial Officer, adopted a trading plan intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Mr. Locascio’s Rule 10b5-1 trading plan provides for the exercise and sale of 32,500 stock options. The foregoing exercises or sales will be made in accordance with the prices and formulas set forth in the plan and such plan terminates on the earlier of the date all the shares under the plan are sold and December 31, 2025. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. 81

PART III Item 10. Directors, Executive Officers and Corporate Governance The information required by this item with respect to members of the Board of Directors and with respect to the Audit Committee will be included in our definitive proxy statement for our 2025 Annual Meeting of Stockholders (our “2025 Proxy Statement”) under the captions “Election of Directors”, “Delinquent Section 16(a) Reports”, and “Corporate Governance-Meetings of the Board and its Committees-Audit Committee” and is incorporated herein by reference. The information required by this item with respect to our Code of Conduct will be included in our 2025 Proxy Statement under the caption “Corporate Governance-Corporate Governance Materials” and is incorporated herein by reference. See Item 1 of Part I, “Business-Information about our Executive Officers” for the information required by this item with respect to our executive officers. Insider Trading Policy The Company has adopted an insider trading policy which governs the purchase, sale, and/or any other dispositions of our securities by the Company and its directors, officers and employees and is designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1. Item 11. Executive Compensation The information required by this item will be included in our 2025 Proxy Statement under the captions “Compensation Discussion and Analysis,” “Compensation and Human Capital Committee Report,” “Executive Compensation,” and “Director Compensation” and is incorporated herein by reference, provided that the Compensation and Human Capital Committee Report shall not be deemed to be “filed” with this Annual Report. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item with respect to security ownership of certain beneficial owners and management will be included in our 2025 Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners, Directors, and Officers” and is incorporated herein by reference. The information required by this item with respect to securities authorized for issuance under equity compensation plans is presented below. Equity Compensation Plan Information The following table sets forth certain information regarding the Company’s equity compensation plans as of December 28, 2024: Plan Category Number of shares to be issued upon exercise of outstanding options, restricted warrants and rights(1) Weighted-average exercise price of shares underlying outstanding options, warrants and rights(2) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))(3) Equity compensation plans approved by stockholders 5,011,683 25.52 9,025,280 Equity compensation plans not approved by stockholders — — — Total 5,011,683 25.52 9,025,280 (1) This number consists of 45,475 shares subject to outstanding awards granted under the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates, 715,213 shares subject to outstanding awards under the 2016 US Foods Holding Corp. Omnibus Incentive Plan, and 4,250,995 shares subject to outstanding awards under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (the “2019 Plan”). (2) This weighted-average exercise price is calculated based on the exercise prices of outstanding Options and does not reflect the shares that will be issued upon the vesting of outstanding RSUs, which have no exercise price. (3) This number consists of 5,701,054 shares available for issuance under the 2019 Plan, and 3,324,226 shares reserved for issuance under the employee stock purchase plan. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this item will be included in our 2025 Proxy Statement under the captions “Election of Directors,” “Corporate Governance” and “Related Party Transactions” and is incorporated herein by reference. 82

Item 14. Principal Accounting Fees and Services The information required by this item will be included in our 2025 Proxy Statement under the caption “Ratification of Appointment of Independent Registered Public Accounting Firm” and is incorporated herein by reference. 83

Part IV Item 15. Exhibits and Financial Statement Schedules (a) 1. Financial Statements: The following financial statements of US Foods Holding Corp. and subsidiaries are included in Item 8: Report of Independent Registered Public Accounting Firm 37 Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023 39 Consolidated Statements of Comprehensive Income for the Fiscal Years Ended December 28, 2024, December 30, 2023 and December 31, 2022 40 Consolidated Statements of Shareholders’ Equity for the Fiscal Years Ended December 28, 2024, December 30, 2023 and December 31, 2022 41 Consolidated Statements of Cash Flows for the Fiscal Years Ended December 28, 2024, December 30, 2023 and December 31, 2022 42 2. Financial Statement Schedules Schedules have been omitted because they are inapplicable, not required, or the information is included elsewhere in the financial statements or notes thereto. 3. Exhibits The following exhibits are filed as part of this Annual Report or are incorporated by reference. 3.1 Restated Certificate of Incorporation of US Foods Holding Corp., effective as of May 18, 2023 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on May 18, 2023). 3.2 Amended and Restated Bylaws of US Foods Holding Corp., effective as of November 2, 2022 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on November 7, 2022). 4.1 Indenture, dated October 3, 2024, by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on October 3, 2024). 4.2 Form of 5.750% Senior Unsecured Notes due 2033 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on October 3, 2024 (included in the indenture filed as Exhibit 4.1 thereto)). 4.3 Indenture, dated as of September 25, 2023 by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 25, 2023). 4.4 Form of 6.875% Senior Unsecured Notes due 2028 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 25, 2023 (included in the indenture filed as Exhibit 4.1 thereto)). 4.5 Indenture, dated as of September 25, 2023 by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on September 25, 2023). 4.6 Form of 7.250% Senior Unsecured Notes due 2032 (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on September 25, 2023 (included in the indenture filed as Exhibit 4.3 thereto)). 4.7 Indenture, dated as of February 4, 2021, by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 4, 2021). 4.8 Form of 4.75% Senior Secured Notes due 2029 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 4, 2021 (included in the indenture filed as Exhibit 4.1 thereto)). Exhibit No. Description 84

4.9 Indenture, dated as of November 22, 2021 by and among US Foods, Inc., the subsidiary guarantors from time to time party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 24, 2021). 4.10 Form of 4.625% Senior Secured Notes due 2030 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 24, 2021 (included in the indenture filed as Exhibit 4.1 thereto)). 4.11 Description of Securities of US Foods Holding Corp. (incorporated herein by reference to Exhibit 4.7 to the Annual Report on Form 10-K filed with the SEC on February 16, 2021). 10.1.1 ABL Credit Agreement, dated as of May 31, 2019, by and among US Foods, Inc., the other Borrowers party thereto, the Lenders and Issuing Lenders party thereto and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 4, 2019). 10.1.2 Amendment No. 1 to the ABL Credit Agreement, dated as of August 7, 2019, by and among US Foods, Inc. and its subsidiaries party thereto and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on November 5, 2019). 10.1.3 Additional Revolving Credit Amendment and Agreement, dated as of May 4, 2020, among US Foods, Inc., the other Borrowers party thereto, the Lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 6, 2020). 10.1.4 Amendment No. 3 dated as of December 7, 2022, among US Foods, Inc., the other Loan Parties party thereto, the Lenders and Issuing Lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 13 2022). 10.1.5 Amendment No. 4 to ABL Credit Agreement, dated as of April 30, 2024, among US Foods, as Borrower, the other Loan Parties (defined in the ABL Agreement), each lender party thereto and Wells Fargo Bank, National Association, as administrative agent and collateral agent. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 2, 2024). 10.2.1 Credit Agreement, dated as of May 11, 2011, by and among US Foods, Inc. (f/k/a/ U.S. Foodservice, Inc.), the Lenders party thereto and Citicorp North America, Inc. (incorporated herein by reference to Exhibit 10.28 to the Registration Statement on Form S-4 of US Foods, Inc. filed with the SEC on December 28, 2012). 10.2.2 First Amendment to the Credit Agreement, dated as of June 7, 2013, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 10.28.2 to Amendment No. 1 to the Registration Statement on Form S-1 of US Foods, Inc. filed with the SEC on July 12, 2013). 10.2.3 Second Amendment to the Credit Agreement, dated as of June 27, 2016, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on June 28, 2016). 10.2.4 Third Amendment to the Credit Agreement, dated as of February 17, 2017, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 17, 2017). 10.2.5 Fourth Amendment to the Credit Agreement, dated as of November 30, 2017, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on December 6, 2017). 10.2.6 Fifth Amendment to the Credit Agreement, dated as of June 22, 2018, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders and other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 25, 2018). Exhibit No. Description 85

10.2.7 Sixth Amendment to the Credit Agreement, dated as of September 13, 2019, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 13, 2019). 10.2.8 Seventh Amendment to the Credit Agreement, dated as of November 26, 2019, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc., Citibank, N.A. and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 27, 2019). 10.2.9 Eighth Amendment to the Credit Agreement, dated as of April 24 2020, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 24, 2020). 10.2.10 Ninth Amendment to the Credit Agreement, dated as of November 22, 2021, by and among US Foods, Inc., the other Loan Parties party thereto, Citicorp North America, Inc. and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 24, 2021). 10.2.11 Tenth Amendment to Credit Agreement (incorporated by reference to Ex 10.1 to Current Report on Form 8-K filed on June 2, 2023). 10.2.12 Eleventh Amendment to Credit Agreement (incorporated by reference to Ex 10.1 to Current Report on Form 8-K filed on August 22, 2023). 10.2.13 Twelfth Amendment to Credit Agreement (incorporated by reference to Ex 10.1 to Current Report on Form 8-K filed on February 29, 2024). 10.2.14 Thirteenth Amendment to Credit Agreement (incorporated by reference to Ex 10.1 to Current Report on Form 8-K filed on October 3, 2024). 10.3* US Foods Holding Corp. Annual Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019). 10.4* 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of US Foods, Inc. filed with the SEC on May 31, 2013). 10.5* Form of Stock Option Agreement under the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K of US Foods, Inc. filed with the SEC on May 31, 2013). 10.6* Form of Omnibus Amendment to Outstanding Stock Option Agreements under the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (incorporated herein by reference to Exhibit 10.55 to the Quarterly Report on Form 10-Q filed with the SEC on November 8, 2016). 10.7* 2016 US Foods Holding Corp. Omnibus Incentive Plan, including forms of award agreements (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on June 1, 2016). 10.8* US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed with the SEC on March 20, 2019). 10.9* Form of Performance-Based Restricted Stock Unit Grant Notice and Agreement under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10- Q filed with the SEC on May 7, 2019). 10.10* Form of Restricted Stock Unit Grant Notice and Agreement (for Time-Based Restricted Stock Units Awards Granted pre-March 2020) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019). 10.11* Form of Option Grant Notice and Agreement (for Time-Based Non-Qualified Stock Option Awards Granted pre- March 2020) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019). 10.12* Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for Time-Based Restricted Stock Unit Awards) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020). Exhibit No. Description 86

10.13* Form of Option Grant Notice and Option Agreement (for Time-Based Non-Qualified Stock Option Awards) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020). 10.14* Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for Performance-Based Restricted Stock Unit Awards) under the US Foods Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 10, 2021). 10.15* Form of Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Settlement upon Separation of Service) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2020). 10.16* Form of Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (Settlement upon Vesting) under the US Foods Holding Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2020). 10.17* US Foods Holding Corp. Amended and Restated Employee Stock Purchase Plan (incorporated herein by reference to Appendix B of the Definitive Proxy Statement filed with the SEC on March 16, 2018). 10.18* Offer Letter, dated as of January 27, 2017, by and between US Foods, Inc. and Dirk J. Locascio (incorporated herein by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed with the SEC on February 28, 2017). 10.19* Form of Amended and Restated Executive Severance Agreement by and between US Foods, Inc. and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 8, 2018). 10.20* Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (for 3-year Performance-Based Restricted Stock Unit Awards) under the US Foods Corp. 2019 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on May 12, 2022) 10.21* Letter Agreement by and between US Holding Corp. and Andrew Iacobucci, dated May 9, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 10, 2022). 10.22* Letter Agreement by and between US Foods, Inc. and Dirk Locascio, dated June 19, 2022 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022). 10.23* Form of Award Agreement Amendment Letter under the US Foods Corp. 2019 Long-Term Incentive Plan by and between US Holding Corp. and each of its executive officers (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022). 10.24* Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (CEO Retention Awards) under the US Foods Corp. 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 11, 2022). 10.25* Offer Agreement by and between the Company and David Flitman, dated November 22, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 28, 2022) 10.26* Form of Restricted Stock Unit Grant Notice and Agreement by and between the Company and David Flitman (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 28, 2022) 10.27* Form of Performance-Based Restricted Stock Unit Grant Notice and Agreement by and between the Company and David Flitman (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 28, 2022) 10.28* Executive Severance Agreement by and between the Company and David Flitman (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 28, 2022) 10.29* Form of Severance Letter Agreement for Executive Vice Presidents (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024). 10.30* Form of Severance Letter Agreement for Senior Vice Presidents (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024). 19 Insider Trading Policy. Exhibit No. Description 87

21.1 List of Subsidiaries of US Foods Holding Corp. 23.1 Consent of Independent Registered Public Accounting Firm. 31.1 Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2 Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1 Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 32.2 Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97* Clawback Policy. 101 Interactive Data File. 104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101). Exhibit No. Description * Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K. Item 16. Form 10-K Summary None. 88

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. US FOODS HOLDING CORP. (Registrant) By: /s/ DAVID E. FLITMAN Name: David E. Flitman Title: Chief Executive Officer (Principal Executive Officer) Date: February 13, 2025 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. /s/ DAVID E. FLITMAN Chief Executive Officer and Director February 13, 2025 David E. Flitman (Principal Executive Officer) /s/ DIRK J. LOCASCIO Chief Financial Officer February 13, 2025 Dirk J. Locascio (Principal Financial Officer and Principal Accounting Officer) /s/ CHERYL A. BACHELDER Director February 13, 2025 Cheryl A. Bachelder /s/ MARLA GOTTSCHALK Director February 13, 2025 Marla Gottschalk /s/SUNIL GUPTA Director February 13, 2025 Sunil Gupta /s/ CARL ANDREW PFORZHEIMER Director February 13, 2025 Carl Andrew Pforzheimer /s/ QUENTIN ROACH Director February 13, 2025 Quentin Roach /s/ DAVID M. TEHLE Director and Board Chair February 13, 2025 David M. Tehle /s/ ANN E. ZIEGLER Director February 13, 2025 Ann E. Ziegler Signature Title Date 89

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DEAR FELLOW SHAREHOLDER: Last year marked the successful completion of our 2022-2024 long-range plan, where we overdelivered our 2024 Adjusted EBITDA* commitment with an increase of 11.7%, to $1.74 billion, underpinned by the focused execution of our strategy. I attribute this success to our 30,000 associates who deliver excellence every day to fulfill our promise to help our customers Make It. At US Foods®, we have an exciting ambition to become the undisputed best in our industry: the safest, the fastest-growing, the most profitable, leading digital and the best place to work. In 2024, we made significant strides toward our ambition by delivering against all four pillars of our strategy to drive value for our customers, associates and, you, our shareholders. CULTURE: The safety of our associates remains our number one priority. In 2024, our injury and accident frequency rates improved 19% from the prior year, on top of our 23% improvement in 2023. We also continued to foster a supportive culture where all our associates can grow and thrive through our robust lineup of learning and leadership development programs. Last year, our 30,000 associates participated in nearly 70,000 unique professional development opportunities and completed more than 1 million hours of training. As part of our commitment to being a responsible company, last year we donated more than $14.5 million to support hunger relief, culinary education and disaster relief efforts. Finally, as part of our commitment to sustainability, we added nearly 50 electric vehicles to our fleet. SERVICE: We are dedicated to providing world- class service to our customers. In 2024, we deployed Descartes, a leading routing technology, in 25 markets, and that led to nearly 50% of our routed miles on the system at year end. Descartes creates a better experience for our customers by delivering their orders within a more precise time window, while enabling greater routing efficiency. Furthermore, as the digital leader in the industry, we are transforming the customer experience through continued enhancements to our MOXē® digital solutions platform that enables customers to easily place orders, manage inventory and pay their bills. We closed the year at 77% e-commerce penetration for our independent customers – an all-time high – and 87% for all of our customers. GROWTH: in 2024, net sales grew 6.4%, to $37.9 billion, driven by volume growth largely from continued market share gains in three of our most profitable customer types: independent restaurants, healthcare and hospitality. In 2024, our Serve Good® portfolio of private label products achieved record-breaking sales, surpassing $1 billion for the first time as more customers demand sustainable product options. Pronto®, our small truck delivery service, continues to grow and was live in 40 markets by year end. Pronto provides these previously untapped independent restaurant customers with smaller, more frequent deliveries and later cut-off times. In addition, we launched Pronto penetration in six pilot markets. This service fills in non-routine delivery days for our existing independent restaurant customers. Pronto exited 2024 with approximately $730 million of annualized run-rate sales. We also completed the tuck-in acquisition of iWC Food Service, which serves the fast-growing Greater Nashville area. PROFIT: In 2024, Adjusted Gross Profit* grew 7.3%, to $6.6 billion. We continued to make progress on Cost of Goods through our strategic vendor management efforts, realizing more than $70 million in savings last year. We remain focused on growing our private label brands, where our full-year penetration was up nearly 50 basis points, to 52% with core independent restaurants. As part of our ongoing goal of achieving a 3 to 5% annual productivity improvement, we made significant progress in 2024 to streamline administrative processes and costs, and achieved $120 million in annualized operating expense savings. Importantly, we remained disciplined in our capital deployment. We ended the year at 2.8 times net leverage*, within our 2 to 3 times target range. In 2024, we invested $341 million in Cash CapEx to enable organic growth, invest in capacity and expand our technology lead. We also repurchased nearly $1 billion in shares last year. In closing, I am pleased with the significant progress we made in 2024 toward our ambition to become the undisputed best in our industry. Now that we’ve delivered on our 2022-2024 long-range plan, I am even more excited about our new 2025-2027 long-range plan designed to deliver sustained growth and shareholder returns. Our future is bright, and our current momentum gives me confidence in achieving a 5% sales Compound Annual Growth Rate (CAGR), a 10% adjusted EBITDA CAGR, at least 20 basis points of annual adjusted EBITDA margin expansion and a 20% adjusted diluted EPS CAGR through 2027.** It’s an honor to have served as the CEO of this great company over the past two years, and I am proud of the progress made by our dedicated associates. We have sustainable competitive advantages to outperform the market well into the future, and we will continue to drive shareholder value for many years to come. Thank you for your continued trust and confidence in US Foods. Sincerely, Dave Flitman Chief Executive Officer U S F O O D S A N N U A L R E P O R T 2 0 2 3 *An asterisk denotes a non-GAAP measurement. All reconciliations to GAAP financial measures can be found in “Appendix A” herein. **See Appendix A for a discussion of forward-looking non-GAAP finacial measures BOARD OF DI RECTORSEXECUTIVE LEADERSHIP TEAM David M. Tehle Board Chair Former Executive Vice President and Chief Financial Officer Dollar General Corporation Cheryl A. Bachelder Former Chief Executive Officer Popeyes Louisiana Kitchen, Inc. and Former Interim Chief Executive Officer Pier 1 Imports David W. Bullock Former Chief Financial Officer Pinnacle Agriculture Holdings, LLC. David E. Flitman Chief Executive Officer US Foods Holding Corp. Marla Gottschalk Former Chief Executive Officer The Pampered Chef, Ltd. Sunil Gupta Edward W. Carter Professor of Business Administration Harvard Business School Carl Andrew “Andy” Pforzheimer Former Co-Chief Executive Officer Tastemaker Acquisition Corporation Quentin Roach Senior Vice President and Chief Procurement Officer Estée Lauder Companies, Inc Ann E. Ziegler Former Senior Vice President and Chief Financial Officer CDW Corporation David E. Flitman Chief Executive Officer Dirk J. Locascio Executive Vice President and Chief Financial Officer Steve Boggan Region President Central Steven M. Guberman Executive Vice President Chief Transformation Officer and Nationally Managed Business Martha Ha Executive Vice President, General Counsel and Corporate Secretary William S. Hancock Executive Vice President and Chief Supply Chain Officer Rick Hausman Region President Southeast Rob Koppenhaver Region President Northeast Tim Lewis Region President West Dave Poe Executive Vice President Chief Merchant John A. Tonnison Executive Vice President Chief Information and Digital Officer Randy Taylor Executive Vice President Field Operations and Local Sales David Works Executive Vice President Chief Human Resources Officer Company Headquarters US Foods® Holding Corp. 9399 West Higgins Road, Suite 100 Rosemont, IL 60018 Auditors Deloitte & Touche, LLP 111 South Wacker Drive Chicago, IL 60606 Common Stock Listing The company’s common stock is listed on the New York Stock Exchange under the trading symbol USFD. Transfer Agent and Registrar Instructions and inquiries regarding transfers, certificates, changes of title or address, consolidation of accounts and elimination of multiple mailings should be directed to: Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC) 48 Wall Street, Floor 23 New York, NY 10005 helpAST@equiniti.com (800) 468-9716 Investor Inquiries (847) 720-2815 ir@usfoods.com US Foods’ Annual Reports to Shareholders, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, proxy statements and other filings with the Securities and Exchange Commission, as well as news releases, can be accessed free of charge on the company’s website at https://ir.usfoods.com or by visiting the SEC’s website at www.sec.gov. STOCKHOLDER INFOR MAT ION AS OF MARCH 1, 2025

US FO O D S ® AN N UAL REPO RT 2024 2024 9399 West Higgins Road, Suite 100 Rosemont, Illinois 60018 usfoods.com